     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1997



                                                      REGISTRATION NO. 333-24781

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

           VECTRA BANKING CORPORATION                                  VBC CAPITAL I
  (Exact name of registrant as specified in its      (Exact name of co-registrant as specified in its
                     charter)                                            charter)
                    COLORADO                                             DELAWARE
(State or other jurisdiction of incorporation or     (State or other jurisdiction of incorporation or
                   organization)                                       organization)
                   84-1087703                                           APPLIED FOR
     (I.R.S. Employer Identification Number)              (I.R.S. Employer Identification Number)
    1650 SOUTH COLORADO BOULEVARD, SUITE 320             1650 SOUTH COLORADO BOULEVARD, SUITE 320
             DENVER, COLORADO 80222                               DENVER, COLORADO 80222
                 (303) 782-7440                                       (303) 782-7440
   (Address including zip code, and telephone           (Address including zip code, and telephone
                 number, including                                   number, including
 area code, of registrant's principal executive      area code, of co-registrant's principal executive
                     offices)                                            offices)

                            GARY S. JUDD, PRESIDENT
                    1650 SOUTH COLORADO BOULEVARD, SUITE 320
                             DENVER, COLORADO 80222
                                 (303) 782-7440
(Name, address including zip code, and telephone number including area code, of agent for service)

                                   Copies to:

              REID A. GODBOLT, ESQ.                             ANDREW L. BLAIR, JR., ESQ.
              JONES & KELLER, P.C.                                SHERMAN & HOWARD L.L.C.
            1625 BROADWAY, SUITE 1600                           633 17TH STREET, SUITE 3000
             DENVER, COLORADO 80202                               DENVER, COLORADO 80202
                 (303) 573-1600                                       (303) 297-2900

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================================
                                                                 PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF              AMOUNT TO BE       OFFERING PRICE     AGGREGATE OFFERING      AMOUNT OF
       SECURITIES TO BE REGISTERED(1)           REGISTERED         PER UNIT(1)             PRICE         REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
    % Cumulative Capital Securities of VBC
  Capital I.................................      700,000             $25.00            $17,500,000           $5,303
--------------------------------------------------------------------------------------------------------------------------
    % Junior Subordinated Debentures of
  Vectra Banking Corporation................        (2)                 --                   --                 --
--------------------------------------------------------------------------------------------------------------------------
Guarantee of Vectra Banking Corporation with
  respect to the     % Cumulative Capital
  Securities(3).............................        (3)                 --                   --                 --
--------------------------------------------------------------------------------------------------------------------------
Total Registration Fee......................        --                  --                   --               $5,303
==========================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).

(2) The     % Junior Subordinated Debentures (the "Junior Subordinated
    Debentures") will be purchased by VBC Capital I ("VBC Capital") with the
    proceeds of the sale of the    % Cumulative Capital Securities (the "Capital
    Securities"). The Junior Subordinated Debentures may later be distributed for no additional consideration to the holders of the Capital Securities upon VBC Capital's dissolution and the distribution of its assets.

(3) This Registration Statement is deemed to cover the Junior Subordinated Debentures of Vectra Banking Corporation (the "Company"), the rights of holders of the Junior Subordinated Debentures of the Company under the Indenture, the rights of holders of the Capital Securities under the Trust Agreement, the Guarantee, the Expense Agreement entered into by the Company and certain backup undertakings as described herein. No separate consideration will be received for the Guarantee or such backup undertakings.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED        , 1997

                           700,000 CAPITAL SECURITIES
                                 VBC CAPITAL I
                          % CUMULATIVE CAPITAL SECURITIES
                 (LIQUIDATION AMOUNT $25 PER CAPITAL SECURITY)
         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY

                           VECTRA BANKING CORPORATION

                               [VECTRA BANK LOGO]

     The   % Cumulative Capital Securities (the "Capital Securities") offered hereby represent undivided beneficial interests in the assets of VBC Capital I, a statutory business trust formed under the laws of the State of Delaware ("VBC Capital"). Vectra Banking Corporation, a Colorado corporation (the "Company"), will be the owner of all of the beneficial interests represented by common securities of VBC Capital (the "Common Securities" and, collectively with the Capital Securities, the "Trust Securities"). VBC Capital exists for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in
     % Junior Subordinated Debentures (the "Junior Subordinated Debentures") to be issued by the Company. The Junior Subordinated Debentures will mature on
            , 2027, which date may be shortened (such date, as it may be
shortened, the "Stated Maturity") to a date not earlier than             , 2002
if certain conditions are met (including the Company having received prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") to do so if then required under applicable capital guidelines or policies of the Federal Reserve). The Capital Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common Securities, which will be held by the Company. See "Description of the Capital Securities -- Subordination of Common Securities of VBC Capital Held by the Company."

                                                        (Continued on next page)
                             ---------------------

          SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF
      CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

       THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT
            INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, BY
                  ANY OTHER GOVERNMENTAL AGENCY, OR OTHERWISE.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                      PRICE TO          UNDERWRITING         PROCEEDS TO
                                                       PUBLIC           COMMISSION(1)     VBC CAPITAL(2)(3)
------------------------------------------------------------------------------------------------------------
Per Capital Security............................       $25.00                (2)               $25.00
------------------------------------------------------------------------------------------------------------
Total...........................................     $17,500,000             (2)             $17,500,000
============================================================================================================

(1) The Company and VBC Capital have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) In view of the fact that all of the proceeds of the sale of the Capital Securities will be used to purchase the Junior Subordinated Debentures, the Company has agreed to pay the Underwriters as compensation for arranging the
    investment therein of such proceeds $          per Capital Security, or
    $          in the aggregate. See "Underwriting."


(3) Before deducting offering expenses payable by the Company estimated at $250,000.

                             ---------------------

     The Capital Securities are being offered by the Underwriters named herein subject to prior sale and when, as and if delivered to and accepted by the Underwriters. It is expected that the Capital Securities will be ready for delivery in book-entry form only through the facilities of The Depository Trust
Company in New York, New York, on or about             , 1997, against payment
therefor in immediately available funds.

DAIN BOSWORTH                                      HOWE BARNES INVESTMENTS, INC.
      Incorporated

               The date of this Prospectus is             , 1997

     Holders of the Capital Securities will be entitled to receive preferential cumulative cash distributions accruing from the date of original issuance and payable quarterly in arrears on the 15th day of April, July, October and January of each year (subject to possible deferral as described below), commencing July
15, 1997, at the annual rate of   % of the Liquidation Amount of $25 per Capital
Security ("Distributions"). The amount of each Distribution due with respect to the Capital Securities will include amounts accrued through the date the distribution payment is due. The Company will have the right to defer payments of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Capital Securities will also be deferred and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to its capital stock or to make any payment with respect to its debt securities that rank pari passu with or junior to the Junior Subordinated Debentures. During an Extension Period, interest on the Junior Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Capital
Securities are entitled will accumulate) at the rate of   % per annum,
compounded quarterly, and holders of the Capital Securities will be required to accrue income and will be required to pay United States federal income tax on that income. See "Description of Junior Subordinated Debentures -- Option to Extend Interest Payment Period" and "Certain Federal Income Tax
Consequences -- Interest Income and Original Issue Discount."

     The Company has, through the Guarantee, Trust Agreement, Junior Subordinated Debentures, Indenture and the Expense Agreement (each as defined herein), taken together, fully, irrevocably and unconditionally guaranteed, on a subordinated basis, all of VBC Capital's obligations under the Capital Securities. See "Relationship Among the Capital Securities, the Junior Subordinated Debentures and the Guarantee -- Full and Unconditional Guarantee." Under the Guarantee, the Company guarantees the payment of Distributions by VBC Capital and payments on liquidation of or redemption of the Capital Securities (subordinate to the right to payment of Senior and Subordinated Debt of the Company) to the extent of funds held by VBC Capital. The Guarantee does not cover payment of Distributions when VBC Capital does not have sufficient funds to pay such Distributions. See "Description of Guarantee." If the Company does not make required payments on the Junior Subordinated Debentures held by VBC Capital, VBC Capital will have insufficient funds to pay Distributions on the Capital Securities. In such event, a holder of the Capital Securities may institute a legal proceeding directly against the Company to enforce payment of such Distributions to such holder. See "Description of Junior Subordinated Debentures -- Enforcement of Certain Rights by Holders of the Capital Securities." The obligations of the Company under the Guarantee and the Junior Subordinated Debentures are subordinate and junior in right of payment to all Senior and Subordinated Debt (as defined in "Description of Junior Subordinated Debentures -- Subordination") of the Company.

     The Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the underlying Junior Subordinated Debentures at maturity or to the extent of their earlier redemption in an amount equal to the amount of Junior Subordinated Debentures maturing or being redeemed. The redemption price will equal the aggregate liquidation preference of the Capital Securities plus any accumulated and unpaid Distributions thereon to the date of redemption. The Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company, subject to any required prior approval of the
Federal Reserve, (i) on or after             , 2002, in whole at any time or in
part from time to time, or (ii) at any time, in whole (but not in part), upon the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein), in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures to the date fixed for redemption, plus 100% of the principal amount thereof. See "Description of the Capital Securities -- Redemption."

                                                        (Continued on next page)

     The Company will have the right at any time to terminate VBC Capital and cause the Junior Subordinated Debentures to be distributed to the holders of the Trust Securities in liquidation of VBC Capital, subject to the Company having received prior approval of the Federal Reserve if required. See "Description of the Capital Securities -- Redemption." The Junior Subordinated Debentures are unsecured and subordinated to all Senior and Subordinated Debt, which essentially consists of all debt of the Company. As of December 31, 1996, the Company had approximately $4.1 million aggregate principal amount of Senior and Subordinated Debt outstanding. The terms of the Junior Subordinated Debentures place no limitation on the amount of Senior and Subordinated Debt that the Company can issue. See "Description of Junior Subordinated
Debentures -- Subordination."

     In the event of the termination of VBC Capital, after satisfaction of liabilities to creditors of VBC Capital as required by applicable law, the holders of Capital Securities will be entitled to receive a liquidation amount of $25 per Capital Security ("Liquidation Amount"), plus accumulated and unpaid Distributions thereon through the date of distribution, which may be in the form of a distribution of a Like Amount (as defined herein) of Junior Subordinated Debentures, including accumulated and unpaid interest thereon equal to the accumulated and unpaid Distributions on the Capital Securities through the date of distribution. See "Description of the Capital Securities -- Liquidation Distribution Upon Termination."


     The Capital Securities have been approved for listing on the Nasdaq National Market. Although each of the Underwriters has indicated an intention to make a market in the Capital Securities, the Underwriters are not obligated to do so, and any market making may be discontinued at any time at the sole discretion of such Underwriters. There can be no assurance that a market will develop for the Capital Securities. See "Risk Factors -- Absence of Existing Public Market" and "Underwriting."


     The Capital Securities will be represented by one or more global certificates registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Beneficial interests in the Capital Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in the Depositary. Except as described herein, the Capital Securities in certificate form will not be issued in exchange for global certificates. See "Book-Entry Issuance."

     AS USED HEREIN, (I) THE "INDENTURE" MEANS THE SUBORDINATED INDENTURE DATED
AS OF             , 1997, AS AMENDED AND SUPPLEMENTED FROM TIME TO TIME, BETWEEN
THE COMPANY AND WILMINGTON TRUST COMPANY AS TRUSTEE (THE "INDENTURE TRUSTEE"), UNDER WHICH THE JUNIOR SUBORDINATED DEBENTURES WILL BE ISSUED, AND (II) THE "PROPERTY TRUSTEE" AND "DELAWARE TRUSTEE" UNDER THE TRUST AGREEMENT EXECUTED BY THE COMPANY, AS DEPOSITOR, WILMINGTON TRUST COMPANY, AS TRUSTEE, AND THE ADMINISTRATIVE TRUSTEES NAMED THEREIN, TO BE AMENDED AND RESTATED PURSUANT TO AN AMENDED AND RESTATED TRUST AGREEMENT EXECUTED BY SUCH PARTIES (AS AMENDED AND RESTATED, THE "TRUST AGREEMENT") MEANS WILMINGTON TRUST COMPANY.
                             ---------------------

     INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS INCLUDES "FORWARD LOOKING STATEMENTS," WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," OR "CONTINUE," OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS AND OTHER STATEMENTS AND DISCLAIMERS IN THE PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the offering of the securities offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission also maintains a Web site (http://www.sec.gov) at which reports, proxy and information statements and other information regarding the Company may be accessed. In addition, such reports, proxy statements and other information can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following document filed by the Company with the Commission is incorporated by reference in this Prospectus: the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the oral or written request of any such person, a copy of all documents which are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Ray L. Nash, Chief Financial Officer, Vectra Banking Corporation, 1650 South Colorado Boulevard, Suite 320, Denver, Colorado 80222, telephone number (303) 782-7440.
                             ---------------------

     The Company furnishes its securityholders with an Annual Report containing Consolidated Financial Statements audited by its independent certified public accountants.
                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CAPITAL SECURITIES ON THE NASDAQ NATIONAL MARKET OR OTHERWISE, AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial information appearing elsewhere in this Prospectus or in the documents incorporated into this Prospectus by reference. Unless the context clearly suggests otherwise, references to the Company include the Company and its subsidiaries.

                                  THE COMPANY

     Vectra Banking Corporation (the "Company") is the second largest independent Colorado-based bank holding company, with a total of 12 banking locations serving the Denver/Boulder metropolitan area. Through its bank subsidiary, Vectra Bank (the "Bank"), the Company provides a broad range of banking products and services primarily to consumers and small to medium sized businesses. The Company was founded in 1988 by two senior banking executives who, together with a small group of investors, provided $9.8 million in initial capital to the Company. The Company's initial objective was to acquire several strategically located community banks and transform them into a banking system that would provide a broad package of products and services to its customers and growth potential to its shareholders. In 1989, the Company acquired its initial eight locations having total assets of $156 million. Since that time, the Company has grown significantly through a combination of internal growth and acquisitions. At December 31, 1996, the Company had total assets of approximately $562 million.

     In November 1995, the Company completed a merger of First Denver Corporation ("FDC"), a bank holding company whose primary operating subsidiary was First National Bank of Denver, into the Company. This acquisition added approximately $44 million in deposits and $17 million in loans. In June 1996, the Company acquired Bank Land Company, a bank holding company whose primary operating subsidiary was Southwest State Bank ("Southwest"). This acquisition added approximately $96 million in deposits and $74 million in loans. The addition of the FDC and Southwest banking locations has allowed the Company to serve a broader base of households and businesses within its market and to achieve growth in assets and revenue without a proportionate growth in expenses.

     The Company intends to continue to pursue its growth strategy through a combination of internal growth and acquisitions, with the goal of maintaining and expanding a well-capitalized, customer-focused financial institution. Management believes that the Company has the executive management team, distribution network and operational systems support to achieve this goal. Management also believes that increased consolidation and regulatory burdens are likely to lead owners of community banks to explore the possibility of a combination with a broader-based bank holding company such as the Company.

     The Company's operating strategy is to continue to build a growing, profitable community banking network. The principal elements of this strategy are (i) focus on the financial service needs of consumers and small to medium sized businesses by combining the elements of service traditionally found in community banks with product lines typically found in large banks, (ii) emphasize high quality customer service in all aspects of operations, (iii) maintain high asset quality and (iv) achieve efficiencies through centralized administrative and support functions.

     The Company's principal executive office is located at 1650 South Colorado Boulevard, Suite 320, Denver, Colorado 80222, and its telephone number is (303) 782-7440.

                                  VBC CAPITAL

     VBC Capital is a statutory business trust formed under Delaware law pursuant to (i) the Trust Agreement and (ii) the filing of a certificate of trust with the Delaware Secretary of State on April 4, 1997. VBC Capital's business and affairs are conducted by the Property Trustee, the Delaware Trustee and three individual Administrative Trustees who are officers of the Company. VBC Capital exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of the Trust Securities to acquire the Junior Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable or incidental thereto (such as registering the transfer of the Trust Securities). Accordingly, the Junior Subordinated Debentures will be the sole assets of VBC Capital, and payments by the Company under the Junior Subordinated Debentures and the Expense Agreement will be the sole revenues of VBC Capital. The Company will acquire Common Securities in an aggregate liquidation amount equal to 3% of the total Liquidation Amount of the Capital Securities sold hereunder. All of the Common Securities will be owned by the Company. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Capital Securities, except that upon the occurrence and during the continuance of an event of default under the Trust Agreement resulting from an event of default under the Indenture, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Capital Securities. See "Description of the Capital Securities -- Subordination of Common Securities of VBC Capital Held by the Company." VBC Capital has a term of 31 years, but may terminate earlier as provided in the Trust Agreement.

     VBC Capital's principal executive offices are located at 1650 South Colorado Boulevard, Suite 320, Denver, Colorado 80222, and its telephone number is (303) 782-7440.

                                  THE OFFERING

Capital Securities
issuer.....................  VBC Capital

Securities offered.........  700,000 Capital Securities. The Capital Securities
                             represent undivided beneficial interests in VBC Capital's assets, which will consist solely of the Junior Subordinated Debentures and payments thereunder.

Distributions..............  The Distributions payable on each Capital Security will be fixed at a rate per annum of % of the Liquidation Amount of $25 per Capital Security, will be cumulative, will accrue from the date of issuance of the Capital Securities, and will be payable quarterly in arrears on the 15th day of April, July, October and January of each year, commencing on July 15, 1997 (subject to possible deferral as described below). The amount of each distribution due with respect to the Capital Securities will include amounts accrued through the date the distribution payment is due. See "Description of the Capital
                             Securities -- Distributions."

Extension Periods..........  So long as no Debenture Event of Default (as defined herein) has occurred and is continuing, the Company will have the right, at any time, to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period thereon for a period not exceeding 20 consecutive quarters with respect to each deferral period (each an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. If interest payments are so deferred, Distributions on the Capital Securities will also be deferred and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the Company's capital stock or debt securities that rank pari passu with or junior to the Junior Subordinated Debentures. During an Extension Period, Distributions will continue to accrue with income thereon compounded quarterly. Because interest would continue to accrue and compound on the Junior Subordinated Debentures, to the extent permitted by applicable law, holders of the Capital Securities would be required to accrue income for United States federal income tax purposes. See "Description of Junior Subordinated
                             Debentures -- Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

Maturity...................  The Junior Subordinated Debentures will mature on
                                         , 2027, which date may be shortened
                             (such date, as it may be shortened, the "Stated
                             Maturity") to a date not earlier than             ,
                             2002 if certain conditions are met (including the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve).

Redemption.................  The Capital Securities are subject to mandatory redemption upon repayment of the Junior
                             Subordinated Debentures at maturity or their
                             earlier redemption in an amount equal to the amount of Junior Subordinated Debentures maturing or being redeemed at a redemption price equal to the aggregate Liquidation Amount of the Capital Securities, plus accumulated and unpaid Distributions thereon to the date of redemption. Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the Federal Reserve, the Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or
                             after             , 2002, in whole at any time or
                             in part from time to time, or (ii) at any time, in whole (but not in part), upon the occurrence and during the continuance of a Tax Event, an Investment Company Event or a Capital Treatment Event, in each case at a redemption price equal to 100% of the principal amount of the Junior Subordinated Debentures so redeemed, together with any accrued but unpaid interest to the date fixed for redemption. See "Description of the Capital Securities -- Redemption" and "Description of Junior Subordinated Debentures -- Redemption."

Distribution of Junior
  Subordinated
  Debentures...............  The Company has the right at any time to terminate
                             VBC Capital and cause the Junior Subordinated Debentures to be distributed to holders of Capital Securities in liquidation of VBC Capital, subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of the Capital Securities -- Distribution of Junior Subordinated Debentures."

Guarantee..................  Taken together, the Company's obligations under various documents described herein, including the Guarantee, provide a full guarantee on a subordinated basis of payments by VBC Capital of Distributions and other amounts due on the Capital Securities. Under the Guarantee, the Company guarantees the payment of Distributions by VBC Capital and payments on liquidation of or redemption of the Capital Securities (subordinate to the right to payment of Senior and Subordinated Debt of the Company, as defined herein) to the extent of funds held by VBC Capital. If VBC Capital has insufficient funds to pay Distributions on the Capital Securities (i.e., if the Company has failed to make required payments under the Junior Subordinated Debentures), a holder of the Capital Securities would have the right to institute a legal proceeding directly against the Company to enforce payment of such Distributions to such holder. See "Description of Junior Subordinated Debentures -- Enforcement of Certain Rights of Holders of the Capital Securities," "Description of Junior Subordinated Debentures -- Debenture Events of Default" and "Description of Guarantee."

Ranking....................  The Capital Securities will rank pari passu, and payments thereon will be made pro rata, with the Common Securities of VBC Capital held by the Company, except as described under "Description of the Capital Securities -- Subordination of Common Securities of VBC Capital Held by the Company." The obligations of the Company under the Guarantee, the Junior Subordinated Debentures and other documents described herein are unsecured and rank subordinate and junior in right of payment to all current and future Senior and Subordinated Debt, the amount of which is unlimited. At December 31, 1996, the aggregate outstanding Senior and Subordinated Debt of the Company was approximately $4.1 million. In addition, because the Company is a holding company, all obligations of the Company relating to the securities described herein will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank. The Company may cause additional capital securities to be issued by trusts similar to VBC Capital in the future, and there is no limit on the amount of such securities that may be issued. In this event, the Company's obligations under the junior subordinated debentures to be issued to such other trusts and the Company's guarantees of the payments by such trusts will rank pari passu with the Company's obligations under the Junior Subordinated Debentures and the Guarantee, respectively.

Voting Rights..............  The holders of the Capital Securities will generally have limited voting rights relating only to the modification of the Capital Securities, the dissolution, winding-up or termination of VBC Capital and certain other matters described herein. See "Description of the Capital Securities -- Voting Rights; Amendment of Trust Agreement."


Nasdaq National
  Market Symbol............  VTRAO


Use of Proceeds............  The proceeds to VBC Capital from the sale of the
                             Capital Securities offered hereby will be invested by VBC Capital in the Junior Subordinated Debentures of the Company. The Company intends to use the net proceeds from the issuance of the Junior Subordinated Debentures for redemption of its outstanding $.95 Series A Cumulative Preferred Stock (approximately $8.3 million) and for general corporate purposes, which may include without limitation possible future acquisitions, funding investments in, or extensions of credit to, the Company's subsidiaries and repayment of existing obligations. The Company expects the Capital Securities to qualify as Tier 1 capital under the capital guidelines of the Federal Reserve subject to regulatory limitations. See "Use of Proceeds."

                            SELECTED FINANCIAL DATA

     The following table sets forth certain selected financial data concerning the Company. The selected financial data for each of the five years ended December 31, 1996, is derived from the Consolidated Financial Statements of the Company and related notes thereto, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." In November 1995, the Company completed a merger of FDC into the Company, which was accounted for as a pooling of interests. Accordingly, the Consolidated Financial Statements reflect the Company and FDC combined for all years presented. In June 1996, the Company acquired Southwest, which was accounted for using purchase accounting. Accordingly, Southwest's balances and results of operations have been included in the Consolidated Financial Statements only from the date of acquisition forward. See Note 2 of Notes to Consolidated Financial Statements.

                                                           AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------------
                                                      1996       1995       1994       1993       1992
                                                    --------   --------   --------   --------   --------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS:
Interest income...................................  $ 37,957   $ 34,253   $ 28,543   $ 18,700   $ 17,385
Interest expense..................................    15,230     16,330     11,172      5,912      6,044
Net interest income...............................    22,727     17,923     17,371     12,788     11,341
Provision for loan losses.........................       916        795        794        283        363
Other income......................................     4,492      3,820      3,507      4,001      3,988
Other expenses....................................    17,918     15,871     15,052     14,752     13,421
Net earnings......................................     5,445      3,303      2,675      2,410      1,518
Net earnings available to common shareholders.....     4,271      2,538      2,096      2,404      1,498
BALANCE SHEET:
Total assets......................................  $561,811   $417,806   $462,314   $293,700   $262,625
Net loans.........................................   315,667    204,171    179,766    140,750    125,316
Securities available for sale and held to
  maturity........................................   181,258    171,198    235,086    112,277     93,182
Nonperforming assets(1)...........................     3,550      2,369      2,477      3,077      5,323
Deposits..........................................   439,351    307,085    268,184    250,111    205,097
Shareholders' equity..............................    45,435     30,185     23,593     17,353     15,048
PER SHARE:
Earnings per common share and common equivalent
  share(2)........................................  $   1.31   $   0.79   $   0.69   $   0.95   $   0.63
Earnings per common share assuming full
  dilution(2).....................................      1.26       0.78       0.69       0.95       0.63
Book value per pro forma fully converted common
  share(3)........................................      9.28       6.93       4.86       5.91       4.69
Tangible book value per pro forma fully converted
  common share(3).................................      7.30       6.84       4.86       5.91       4.69
KEY RATIOS:
Net interest margin...............................      5.20%      4.42%      4.66%      5.30%      5.71%
Net interest spread...............................      4.29       3.57       3.95       4.68       5.04
Return on average assets..........................      1.13       0.75       0.66       0.88       0.65
Return on average common equity...................     15.74      13.41      12.65      15.37      11.61
Shareholders' equity to total assets..............      8.09       7.22       5.10       5.91       5.73
Nonperforming assets to total assets..............      0.63       0.57       0.54       1.05       2.03
Nonperforming loans to total loans................      0.79       0.67       0.62       1.34       2.52
Allowance for loan losses to total loans..........      1.32       1.21       1.10       1.62       1.63
Allowance for loan losses to nonperforming
  loans...........................................    166.92     181.31     176.75     121.42      64.68
Ratio of earnings to fixed charges(4):
  Excluding interest on deposits..................      2.36x      1.54x      1.74x      2.20x      1.95x
  Including interest on deposits..................      1.49       1.28       1.41       1.28       1.24

---------------

(1) Includes loans 90 days or more delinquent and still accruing interest, nonaccrual loans, restructured loans and real estate and other assets acquired by foreclosure.

(2) See Note 17 of Notes to Consolidated Financial Statements.

(3) Assumes the conversion of $10,971,000 of $100 Series A Convertible Preferred Stock into 827,992 shares of common stock.

(4) For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes, extraordinary items and fixed charges. Fixed charges represent interest expense, including the interest component of rental expense, and preferred stock dividends. Fixed charges attributable to the preferred stock dividends are assumed to equal the amount of pre-tax earnings that would be necessary to pay such dividends.

                               [VECTRA BANK LOGO]

                               BANKING LOCATIONS

                           [MAP OF BANKING LOCATIONS]

                                  RISK FACTORS

     Prospective investors should consider, among other things, the following factors in connection with a decision to purchase the Capital Securities.

RANKING OF THE COMPANY'S OBLIGATIONS UNDER THE JUNIOR SUBORDINATED DEBENTURES AND THE GUARANTEE

     The ability of VBC Capital to pay amounts due to holders of the Capital Securities is solely dependent upon the Company making payments on the Junior Subordinated Debentures as and when required. All obligations of the Company under the Guarantee, the Junior Subordinated Debentures and other documents described herein are unsecured and rank subordinate and junior in right of payment to all current and future Senior and Subordinated Debt, the amount of which is unlimited. At December 31, 1996, the aggregate outstanding Senior and Subordinated Debt of the Company was approximately $4.1 million. None of the Indenture, the Guarantee or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior and Subordinated Debt, that may be incurred by the Company or its subsidiaries. Further, there is no limitation on the Company's ability to issue additional junior subordinated debentures in connection with any future offerings of capital securities, and any such additional debentures would rank pari passu with the Junior Subordinated Debentures.

     In addition, because the Company is a holding company, all obligations of the Company relating to the securities described herein will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank. As a holding company, the right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Capital Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of that subsidiary, except to the extent that the Company may itself be recognized as a creditor of that subsidiary. Accordingly, holders of the Capital Securities should look only to the assets of the Company, and not of its subsidiaries, for principal and interest payments on the Junior Subordinated Debentures. See "Description of Junior Subordinated Debentures -- Subordination" and "Description of
Guarantee -- Status of the Guarantee."

DEPENDENCE ON DIVIDENDS FROM SUBSIDIARY BANK

     As a holding company, with the substantial majority of its assets represented by its equity interest in the Bank, the Company's ability to pay interest on the Junior Subordinated Debentures to VBC Capital (and consequently VBC Capital's ability to pay Distributions on the Capital Securities and the Company's ability to pay its obligations on the Guarantee) depends primarily upon the cash dividends the Company receives from the Bank. Dividend payments from the Bank are subject to regulatory limitations, generally based on current and retained earnings, imposed by the various regulatory agencies with authority over the Bank. Payment of dividends is also subject to regulatory restrictions if such dividends would impair the capital of the Bank. Payment of Bank dividends is also subject to its profitability, financial condition and capital expenditures and other cash flow requirements. No assurance can be given that the Bank will be able to pay dividends at past levels, or at all, in the future.

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES OF A DEFERRAL OF INTEREST PAYMENTS

     So long as no Debenture Event of Default (as defined herein) has occurred and is continuing, the Company has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Capital Securities by VBC Capital will be deferred (and the amount of Distributions to which holders of the Capital Securities are entitled will accumulate additional amounts thereon at
the rate of   % per annum, compounded quarterly, from the relevant payment date for such Distributions, to the extent permitted by applicable law) during any such Extension Period. During any such Extension Period, the Company will be prohibited from making certain payments or distributions with respect to the Company's capital stock

(including dividends on or redemptions of common or preferred stock) and from making certain payments with respect to any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures; however, the Company will not be restricted from (a) paying dividends or distributions in common stock of the Company, (b) redeeming rights or taking certain other actions under a stockholders' rights plan, if any, (c) making payments under the Guarantee or (d) making purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its directors, officers or employees. Further, during an Extension Period, the Company would have the ability to continue to make payments on Senior and Subordinated Debt. Prior to the termination of any Extension Period, the Company may further extend such Extension Period provided that such extension does not cause such Extension Period to exceed 20 consecutive quarters or to extend beyond the Stated Maturity. Upon the termination of any Extension Period and the payment of all interest then accrued
and unpaid (together with interest thereon at the annual rate of   %, compounded
quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of the Capital Securities -- Distributions" and "Description of Junior Subordinated Debentures -- Option to Extend Interest Payment Period."

     The Company believes the likelihood of it exercising its option to defer payments of interest is remote since, among other things, exercising the option would prevent the Company from declaring dividends or distributions on its capital stock. Consequently, the Junior Subordinated Debentures will be treated as issued without "original issue discount" for United States federal income tax purposes. As a result, holders of Capital Securities will include interest in taxable income under their own methods of accounting (i.e., cash or accrual). If the Company exercises its right to defer payments of interest or if the Internal Revenue Service successfully took the position that the exercise of such right was not remote at the time of issuance of the Junior Subordinated Debentures, original issue discount would arise, and the holders of Capital Securities would be required to include their pro rata share of original issue discount in gross income as it accrues for United States federal income tax purposes in advance of the receipt of cash. See "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount." The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. However, should the Company elect to exercise its right to defer payments of interest in the future, the market price of the Capital Securities is likely to be adversely affected. A holder that disposes of such holder's Capital Securities during an Extension Period, therefore, might not receive the same return on such holder's investment as a holder that continues to hold the Capital Securities.

TAX EVENT REDEMPTION, INVESTMENT COMPANY ACT REDEMPTION OR CAPITAL TREATMENT EVENT REDEMPTION

     Upon the occurrence and during the continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event (whether occurring before
or after             , 2002), the Company has the right to redeem the Junior
Subordinated Debentures in whole (but not in part) at 100% of the principal amount together with accrued but unpaid interest to the date fixed for redemption within 90 days following the occurrence of such Tax Event, Investment Company Event or Capital Treatment Event and therefore cause a mandatory redemption of the Trust Securities. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable guidelines or policies of the Federal Reserve. See "Description of the Capital Securities -- Redemption."

     A "Tax Event" means the receipt by the Company and VBC Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the original issuance of the Capital Securities, there is more than an insubstantial risk that (i) VBC Capital is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior

Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) VBC Capital is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. See "-- Possible Tax Law Changes Affecting the Capital Securities" below for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Company to cause a redemption of the Junior Subordinated Debentures (and therefore the
Capital Securities) prior to             , 2002.

     An "Investment Company Event" means the receipt by the Company and VBC Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, VBC Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the original issuance of the Capital Securities.

     A "Capital Treatment Event" means the reasonable determination by the Company that, as a result of any amendment to, or change (including any proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement or decision is announced on or after the date of issuance of the Capital Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the Capital Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company.

POSSIBLE TAX LAW CHANGES AFFECTING THE CAPITAL SECURITIES

     On February 6, 1997, the Clinton Administration submitted Revenue Proposals (the "Proposals") to the 105th Congress. If enacted, the Proposals would generally deny deductions for interest on an instrument issued by a publicly traded corporation (a) that has a maximum weighted average maturity of more than 40 years or (b) has a maximum term of more than 15 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. For purposes of determining the weighted average maturity or the term of an instrument, any right to extend would be treated as exercised. The above-described provisions of the Proposals are proposed to be effective generally for instruments issued on or after the date of first Congressional committee action on the Proposals. If either provision were to apply to the Junior Subordinated Debentures, the Company would not be able to deduct interest on the Junior Subordinated Debentures. If the proposed legislation is ultimately enacted and if the effective date provision contained in the Proposals is followed, such legislation would not apply to the Junior Subordinated Debentures. There can be no assurance, however, that current or future legislative proposals or final legislation will not adversely affect the ability of the Company to deduct interest on the Junior Subordinated Debentures or otherwise affect the tax treatment of the transaction described herein. Such a change could give rise to a Tax Event, which may permit the Company, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal
Reserve, to cause a redemption of the Capital Securities prior to             ,
2002. See "Description of the Capital Securities -- Redemption -- Tax Event Redemption" and "Description of the Junior Subordinated
Debentures -- Redemption." See also "Certain Federal Income Tax
Consequences -- Possible Tax Law Changes."

POSSIBLE DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES TO HOLDERS OF CAPITAL SECURITIES

     The Company will have the right at any time to terminate VBC Capital and cause the Junior Subordinated Debentures to be distributed to the holders of the Capital Securities in liquidation of VBC Capital, subject to the receipt of any required prior approval of the Federal Reserve. Because holders of the

Capital Securities may receive Junior Subordinated Debentures in liquidation of VBC Capital and because Distributions are otherwise limited to payments on the Junior Subordinated Debentures, prospective purchasers of the Capital Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein. See "Description of the Capital Securities -- Liquidation Distribution Upon Termination" and "Description of the Junior Subordinated Debentures."

LIMITATIONS ON DIRECT ACTIONS AGAINST THE COMPANY AND ON RIGHTS UNDER THE GUARANTEE

     Under the Guarantee, the Company guarantees the payment of Distributions by VBC Capital and payments on liquidation of or redemption of the Capital Securities (subordinate to the right to payment of Senior and Subordinated Debt of the Company) to the extent of funds held by VBC Capital. If VBC Capital has insufficient funds to pay Distributions on the Capital Securities (i.e., if the Company has failed to make required payments under the Junior Subordinated Debentures), a holder of the Capital Securities would have the right to institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Capital Securities of such holder (a "Direct Action"). Except as described herein, holders of the Capital Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures.

     Under the Guarantee, Wilmington Trust Company will act as indenture trustee (the "Guarantee Trustee"). The holders of not less than a majority in aggregate Liquidation Amount of the Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee Agreement. Any holder of the Capital Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against VBC Capital, the Guarantee Trustee or any other person or entity. The Trust Agreement provides that each holder of the Capital Securities by acceptance thereof agrees to the provisions of the Guarantee Agreement and the Indenture. See "Description of Junior Subordinated Debentures -- Enforcement of Certain Rights of Holders of Capital Securities" and "-- Debenture Events of Default" and "Description of Guarantee."

LIMITED COVENANTS

     The covenants in the Indenture are limited, and there are no covenants relating to the Company in the Trust Agreement. As a result, neither the Indenture nor the Trust Agreement protects holders of Junior Subordinated Debentures, or Capital Securities, respectively, in the event of a material adverse change in the Company's financial condition or results of operations or limits the ability of the Company or any subsidiary to incur additional indebtedness. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether the Company will be able to comply with its obligations under the Junior Subordinated Debentures or the Guarantee.

LIMITED VOTING RIGHTS

     Holders of the Capital Securities will generally have limited voting rights relating only to the modification of the Capital Securities and certain other matters described herein. In the event that (i) there is a Debenture Event of Default (as defined herein) with respect to the Junior Subordinated Debentures (see "Description of the Junior Subordinated Debentures -- Events of Default"),
(ii) the Property Trustee fails to pay any Distribution on the Capital Securities for 30 days (subject to deferral of Distributions as provided under "Description of the Capital Securities -- Extension Periods"), (iii) the Property Trustee fails to pay the redemption price on the Capital Securities when due upon redemption, (iv) the Property Trustee fails to observe a covenant in the Trust Agreement for the Capital Securities for 60 days after receiving a Notice of Default, or (v) the Property Trustee is declared bankrupt or insolvent and not replaced by the Company within 60 days, the holders of a majority of the outstanding Capital Securities will be able to remove the

Property Trustee and the Indenture Trustee (but not the Administrative Trustees who may only be removed by the Company as holder of the Common Securities). See "Description of the Capital Securities -- Voting Rights; Amendment of the Trust Agreement" and "-- Removal of Trustees."

ABSENCE OF EXISTING PUBLIC MARKET; MARKET PRICES

     There is no existing market for the Capital Securities. An application is pending for listing of the Capital Securities on the Nasdaq National Market System. There can be no assurance that an active and liquid trading market for the Capital Securities will develop or that a listing of the Capital Securities will be available on Nasdaq. Although each Underwriter has informed VBC Capital and the Company that such Underwriter intends to make a market in the Capital Securities offered hereby, the Underwriters are not obligated to do so and any such market making activity may be terminated at any time without notice to the holders of the Capital Securities. Future trading prices of the Capital Securities will depend on many factors including, among other things, prevailing interest rates, the operating results and financial condition of the Company, and the market for similar securities. There can be no assurance as to the market prices for the Capital Securities or the Junior Subordinated Debentures that may be distributed in exchange for the Capital Securities if the Company exercises its right to terminate VBC Capital. Accordingly, the Capital Securities that an investor may purchase, or the Junior Subordinated Debentures that a holder of the Capital Securities may receive in liquidation of VBC Capital, may decline in value from the price that the investor paid to purchase the Capital Securities offered hereby.

GROWTH AND ACQUISITION STRATEGIES

     The Company has pursued and intends to continue to pursue an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and deposits at acceptable risk levels and terms without proportionate increases in noninterest expenses. There can be no assurance that the Company will be successful in implementing its internal growth strategy. In addition, the Company has grown and may seek to grow by acquiring other financial institutions. Any acquisitions will be subject to regulatory approval, and there can be no assurance that the Company will obtain such approvals. Although the Company does not have any signed contracts, letters of intent or agreements in principle, the Company routinely solicits and reviews acquisition opportunities and, at any given time, may have bids outstanding or may be involved in discussions with the owners of financial institutions or other parties relative to a particular financial institution. The Company may not be successful in identifying further acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions. Competition for acquisitions in the Company's market area is highly competitive, and the Company may not be able to acquire other institutions on attractive terms. Furthermore, the success of the growth strategy of the Company will depend on maintaining sufficient regulatory capital levels and on continued favorable economic conditions in the Denver/Boulder area.

MARKET VALUE OF INVESTMENTS; INTEREST RATE CEILINGS

     Substantially all of the Company's securities investment portfolio has been designated as available for sale pursuant to Statement of Financial Accounting Standards No. 115 ("SFAS 115") relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available for sale portfolio (net of tax) be "marked to market" and reflected as a separate item in shareholders' equity. At December 31, 1996, the Company maintained approximately 32.2% of its assets in securities available for sale. Shareholders' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. There can be no assurance that the market value of the Company's investment portfolio will not decline, causing a corresponding decline in shareholders' equity.

     Management believes that several factors will affect the market values of the Company's investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve. (The yield curve refers to the differences between longer-term and shorter-term interest rates. A positively sloped yield curve means shorter-term rates are lower than longer-term rates.) Also, the passage of time will affect the market values of the securities, in that the closer they are to maturing, the closer the market price should be to par value. In addition to the foregoing, there are other factors that impact specific categories of the portfolio differently.

     In addition, substantially all of the variable rate securities in the investment portfolio of the Company are subject to interest rate ceilings. The market values of these securities would likely decline, causing a corresponding decline in shareholders' equity, if the coupon rates increased to the ceiling levels or higher. This could also negatively impact net interest income depending on corresponding changes in the cost of deposits and other liabilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ALLOWANCE FOR LOAN LOSSES

     Inability of borrowers to repay loans can erode earnings and capital of banks. Like all banks, the Company maintains an allowance for loan losses to provide for loan defaults and nonperformance. The allowance is based on prior experience with loan losses, as well as an evaluation of the risks in the current portfolio, and is maintained at a level considered adequate by management to absorb anticipated losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond management's control, and such losses may exceed current estimates. At December 31, 1996, the Company had nonperforming loans of $2.5 million and an allowance for loan losses of $4.2 million or 1.32% of total loans and 167% of nonperforming loans. There can be no assurance that the Company's allowance for loan losses will be adequate to cover actual losses. Future provisions for loan losses could materially and adversely affect results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ECONOMIC CONDITIONS AND IMPACT OF INTEREST RATES

     Results of operations for financial institutions, including the Company, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. The profitability of the Company is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities, including advances from the Federal Home Loan Bank ("FHLB"). A decrease in interest rate spreads would have a negative effect on the net interest income and profitability of the Company, and there can be no assurance that this spread will not decrease. Although economic conditions in the market area of the Company have been generally stronger than those in many other regions of the country, there can be no assurance that such conditions will continue to prevail. Moreover, substantially all of the loans of the Company are to individuals and businesses in the Denver/Boulder area, and any decline in the economy of this market area could have an adverse impact on the Company. There can be no assurance that positive trends or developments discussed herein will continue or that negative trends or developments will not have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITIVE BANKING ENVIRONMENT

     The banking business in Colorado is highly competitive. The Company competes for loans and deposits with other local, regional and national commercial banks, savings banks, savings and loan associations, finance companies, money market funds, brokerage houses, credit unions and nonfinancial institutions, many of which have substantially greater financial resources than the Company. Interstate banking is permitted in Colorado. Currently, branch banking in Colorado is allowed on a limited basis. After a phase-in period ending July 1, 1997, full state-wide branch banking will be permitted. As a result, management believes that the Company may experience greater competition in its market area.

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent on the continued services of Gary S. Judd, its President and Chief Executive Officer, Ray L. Nash, its Chief Financial Officer, and other key management personnel. The

Company does not have employment agreements with such persons, nor does it have key person insurance on any of their lives. The loss of the services of these persons could adversely affect the Company. See "Management."

GOVERNMENT REGULATION AND RECENT LEGISLATION

     The Company and the Bank are subject to extensive federal and state legislation, regulation and supervision which is intended primarily to protect depositors and the Bank Insurance Fund, rather than investors. Recently enacted, proposed and future legislation and regulations designed to strengthen the banking industry have had and may continue to have a significant impact on the banking industry. Although some of the legislative and regulatory changes may benefit the Company and the Bank, others may increase their costs of doing business or otherwise adversely affect them and create competitive advantages for non-bank competitors.

                                USE OF PROCEEDS


     All of the proceeds from the sale of Capital Securities will be invested by VBC Capital in the Junior Subordinated Debentures. The net proceeds to the Company from the sale of the Junior Subordinated Debentures of the Company are estimated to be $16.3 million (net of estimated underwriting commission and other estimated offering expenses). The Company intends to use the net proceeds for redemption of the Company's outstanding $.95 Series A Cumulative Preferred Stock (approximately $8.3 million) and for general corporate purposes, which may include without limitation possible future acquisitions, funding investments in, or extensions of credit to, the Company's subsidiaries, and repayment of existing obligations. Although the Company does not have any signed contracts, letters of intent or agreements in principle, the Company routinely solicits and reviews acquisition opportunities and, at any given time, may have bids outstanding or may be involved in discussions with the owners of financial institutions or other parties relative to a particular financial institution. Pending their application, the net proceeds may be invested in short-term investment grade financial instruments.


     The Company is required by the Federal Reserve to maintain certain levels of capital for bank regulatory purposes. On October 21, 1996, the Federal Reserve announced that certain qualifying amounts of securities having the characteristics of the Capital Securities could be included as Tier 1 capital for bank holding companies subject to certain limitations. See "Capitalization." Such Tier 1 capital treatment, together with the Company's ability to deduct, for federal income tax purposes, interest payable on the Junior Subordinated Debentures, will provide the Company with a cost-effective means of obtaining capital for bank regulatory purposes.

                              ACCOUNTING TREATMENT

     For financial reporting purposes, VBC Capital will be treated as a subsidiary of the Company and, accordingly, the accounts of VBC Capital will be included in the Consolidated Financial Statements of the Company. The Capital Securities will be presented as a separate line item in the consolidated balance sheets of the Company under the caption "Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures," and appropriate disclosures about the Capital Securities, the Guarantee and the Junior Subordinated Debentures will be included in the Notes to Consolidated Financial Statements. For financial reporting purposes, the Company will record Distributions payable on the Capital Securities as interest expense in the consolidated statements of operations.

     Future reports of the Company filed under the Exchange Act will include a footnote to the financial statements stating that (i) VBC Capital is wholly-owned, (ii) the sole assets of VBC Capital are the Junior Subordinated Debentures (specifying the principal amount, interest rate and maturity date of such Junior Subordinated Debentures), and (iii) the obligations of the Company described herein, in the aggregate, constitute a full and unconditional guarantee on a subordinated basis by the Company of the obligations of VBC Capital under the Capital Securities. VBC Capital will not provide separate reports under the Exchange Act.

                                 CAPITALIZATION

     The following table sets forth the capitalization (including deposits) of the Company at December 31, 1996 and as adjusted to give effect to the issuance of the Capital Securities by VBC Capital in this offering and the use of proceeds therefrom.

                                                                 DECEMBER 31, 1996
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
Deposits....................................................  $439,351     $439,351
                                                              ========     ========
Borrowings:
  Advances from the Federal Home Loan Bank and federal funds
     purchased..............................................  $ 59,700     $ 59,700
  Securities and loans sold under agreements to
     repurchase.............................................    10,733       10,733
  Notes payable.............................................     4,050        4,050
                                                              --------     --------
          Total borrowings..................................  $ 74,483     $ 74,483
                                                              ========     ========
Company obligated mandatorily redeemable preferred
  securities of subsidiary trust holding solely Junior
  Subordinated Debentures(1)................................  $     --     $ 17,500
                                                              ========     ========
Shareholders' equity:
  Preferred stock, $.10 par value:
     $.95 Series A Cumulative Preferred Stock; 805,000
      shares issued and outstanding.........................  $  8,050     $     --
     $100 Series A Convertible Preferred Stock; 109,709
      shares issued and outstanding.........................    10,971       10,971
     Common Stock, $.01 par value; 7,000,000 shares
      authorized; 3,202,412 shares issued and outstanding...        32           32
  Capital in excess of par value............................    25,716       25,716
  Retained earnings.........................................     4,441        4,200
  Unrealized loss on securities available for sale, net of
     income tax effect of $2,246............................    (3,775)      (3,775)
                                                              --------     --------
          Total shareholders' equity........................  $ 45,435     $ 37,114
                                                              ========     ========
Consolidated regulatory capital ratios:
  Total capital to risk-weighted assets.....................      11.6%        13.9%
  Tier 1 capital to risk-weighted assets(2).................      10.5         11.2
  Tier 1 capital to tangible assets(2)......................       7.0          7.5

---------------

(1) The subsidiary trust is VBC Capital, a wholly-owned subsidiary of the Company that will hold approximately $18.0 million principal amount of Junior Subordinated Debentures issued by the Company to VBC Capital as its sole asset. The Capital Securities are issued by VBC Capital. See "Description of Junior Subordinated Debentures." The Company owns all of the Common Securities of VBC Capital.

(2) The Capital Securities have been structured to qualify as Tier 1 capital. However, the Capital Securities cannot be used to constitute, together with outstanding cumulative preferred stock of the Company, more than 25% of the Company's total Tier 1 capital. As adjusted for this offering, the Company's Tier 1 capital as of December 31, 1996 would have been $43.9 million of which $11.0 million would have been attributable to the Capital Securities. Any future increases in other elements of the Company's Tier 1 capital, including retained earnings, will allow the Company to include greater portions of the Capital Securities offered hereby in Tier 1 capital.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS ENVIRONMENT AND RISK FACTORS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere herein. The Company's future operating results may be affected by various trends and factors which are beyond the Company's control. These include, among other factors, the competitive banking environment in which the Company operates, dependence on key personnel, changes in allowances for loan losses, risks relating to the Company's growth strategy, changes in general economic conditions and interest rates, rapid or unexpected changes in technologies and other uncertain business conditions that affect the Company's business. Accordingly, past results and trends may not be reliable indicators of future results or trends.

     With the exception of historical information, the matters discussed below include forward-looking statements that involve risks and uncertainties. The Company wishes to caution readers that a number of important factors discussed herein, and in other reports filed with the Securities and Exchange Commission, could affect the Company's actual results and cause actual results to differ materially from those in the forward-looking statements.

OVERVIEW

     The Company's net income is derived primarily from net interest income. Net interest income is the difference between interest income, principally from loans and investment securities, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the average dollar levels of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

     One of the Company's strategies has been to leverage its capital to maximize earnings capacity. In executing this strategy, the Company has borrowed from the FHLB. These borrowings, which generally adjust monthly, have been used to fund loan growth and to fund the purchase of additional adjustable rate securities.


     The Company's objectives are to increase loans as a percent of total assets and to fund growth in its asset base with growth in deposits and equity to the extent possible. However, the Company plans to maintain an appropriate level of wholesale funding, including borrowings from the FHLB, as a means of enhancing overall earnings and return on equity. In pursuing these objectives, the Company expects overall yields on assets to increase -- since loans produce higher yields than investments -- and further expects to minimize potential volatility in the performance and market value of its investment portfolio as investments become a smaller percent of total assets. The combination of internal growth and the pooling of interests merger with FDC in 1995 and the acquisition of Southwest in 1996 have allowed the Company to achieve progress towards these objectives. The ratio of loans to total assets increased to 56.9% at the end of 1996 compared to 49.5% at the end of 1995 and 39.3% at the end of 1994. Borrowings from the FHLB and other federal funds purchased decreased to 10.6% of assets at the end of 1996 from 16.8% at the end of 1995 and 35.1% at the end of 1994. Net interest margin increased to 5.20% in 1996 compared to 4.42% in 1995 and 4.66% in 1994. See Note 2 of Notes to Consolidated Financial Statements.

NET INTEREST INCOME

     The following tables set forth information for the periods indicated with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and the ratio of average interest-earning assets to average interest-bearing liabilities for the Company. These schedules have been adjusted to a fully taxable equivalent basis for 1996. There were no adjustments for 1995 and 1994 related to tax-exempt interest as such interest was not significant prior to 1996. In November 1995, FDC merged with the Company in a pooling of interests. Accordingly, all financial statements included herein reflect the Company and FDC as combined for all periods presented. In June 1996, the Company acquired Southwest in a transaction accounted for using purchase accounting. Accordingly, balances and results of operations of Southwest have been included in the Company's financial statements only from the date of acquisition forward.

                                                      YEAR ENDED DECEMBER 31,
                                -------------------------------------------------------------------
                                              1996                               1995
                                ---------------------------------   -------------------------------
                                            INTEREST     AVERAGE               INTEREST    AVERAGE
                                AVERAGE      EARNED       YIELD     AVERAGE     EARNED      YIELD
                                BALANCE     OR PAID      OR COST    BALANCE    OR PAID     OR COST
                                --------    --------    ---------   --------   --------   ---------
                                                      (DOLLARS IN THOUSANDS)
ASSETS
  Federal funds sold..........  $    231    $    12        5.25%    $  1,846   $   113       6.12%
  Investments.................   180,829     11,188        6.19      211,153    13,579       6.43
  Investment in stock of the
    Federal Home Loan Bank....     4,554        294        6.46        7,003       428       6.11
  Loans(1)....................   255,761     26,531       10.37      187,637    20,133      10.73
  Allowance for loan losses...    (3,313)        --          --       (2,282)       --         --
                                --------    -------                 --------   -------
        Total interest-earning
          assets..............   438,062     38,025        8.68      405,357    34,253       8.45
  Noninterest-earning assets
    Cash and due from banks...    21,229                              15,549
    Other.....................    23,801                              19,283
                                --------                            --------
        Total assets..........  $483,092                            $440,189
                                ========                            ========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits:
    NOW and money market
      accounts................  $ 78,227    $ 1,972        2.52%    $ 65,715   $ 1,721       2.62%
    Savings...................   117,270      4,930        4.20       87,072     3,846       4.42
    Certificates of deposit:
      Under $100,000..........    56,243      3,089        5.49       41,445     2,305       5.56
      $100,000 and over.......    20,461      1,132        5.53       11,345       638       5.62
                                --------    -------                 --------   -------
        Total interest-bearing
          deposits............   272,201     11,123        4.09      205,577     8,510       4.14
  Advances from the Federal
    Home Loan Bank and federal
    funds purchased...........    64,743      3,547        5.48      123,083     7,483       6.08
  Securities and loans sold
    under agreements to
    repurchase................     7,565        352        4.65        4,899       240       4.90
  Notes payable...............     2,573        208        8.08        1,076        97       9.01
                                --------    -------                 --------   -------
        Total interest-bearing
          liabilities.........   347,082     15,230        4.39      334,635    16,330       4.88
  Noninterest-bearing demand
    accounts..................    95,555                              76,072
                                --------                            --------
        Total deposits and
          interest-bearing
          liabilities.........   442,637                             410,707
  Other noninterest-bearing
    liabilities...............     2,672                               2,499
                                --------                            --------
        Total liabilities.....   445,309                             413,206
  Shareholders' equity........    37,783                              26,983
                                --------                            --------
        Total liabilities and
          shareholders'
          equity..............  $483,092                            $440,189
                                ========                            ========
  Net interest income.........              $22,795                            $17,923
                                            =======                            =======
  Net interest spread.........                             4.29%                             3.57%
                                                          =====                             =====
  Net interest margin.........                             5.20%                             4.42%
                                                          =====                             =====
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities.................      126%                                121%
                                ========                            ========

                                    YEAR ENDED DECEMBER 31,
                                --------------------------------
                                              1994
                                --------------------------------
                                           INTEREST     AVERAGE
                                AVERAGE     EARNED       YIELD
                                BALANCE    OR PAID      OR COST
                                --------   --------    ---------
                                     (DOLLARS IN THOUSANDS)
ASSETS
  Federal funds sold..........  $  2,424   $    98       4.05%
  Investments.................   205,060    12,004       5.85
  Investment in stock of the
    Federal Home Loan Bank....     6,765       398       5.88
  Loans(1)....................   160,944    16,043       9.97
  Allowance for loan losses...    (2,145)       --         --
                                --------   -------
        Total interest-earning
          assets..............   373,048    28,543       7.65
  Noninterest-earning assets
    Cash and due from banks...    16,268
    Other.....................    16,885
                                --------
        Total assets..........  $406,201
                                ========
LIABILITIES AND SHAREHOLDERS'
  Deposits:
    NOW and money market
      accounts................  $ 70,884   $ 1,553       2.19%
    Savings...................    83,521     2,979       3.57
    Certificates of deposit:
      Under $100,000..........    19,996       695       3.48
      $100,000 and over.......     7,669       289       3.77
                                --------   -------
        Total interest-bearing
          deposits............   182,070     5,516       3.03
  Advances from the Federal
    Home Loan Bank and federal
    funds purchased...........   114,989     5,420       4.71
  Securities and loans sold
    under agreements to
    repurchase................     3,333       116       3.48
  Notes payable...............     1,357       120       8.84
                                --------   -------
        Total interest-bearing
          liabilities.........   301,749    11,172       3.70
  Noninterest-bearing demand
    accounts..................    77,733
                                --------
        Total deposits and
          interest-bearing
          liabilities.........   379,482
  Other noninterest-bearing
    liabilities...............     2,099
                                --------
        Total liabilities.....   381,581
  Shareholders' equity........    24,620
                                --------
        Total liabilities and
          shareholders'
          equity..............  $406,201
                                ========
  Net interest income.........             $17,371
                                           =======
  Net interest spread.........                           3.95%
                                                          ===
  Net interest margin.........                           4.66%
                                                          ===
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities.................      124%
                                ========

---------------

(1) Loans are net of unearned discount. Nonaccruals are included in average loans outstanding. Loan fees are included in interest income as follows:
    1996 -- $1,269,000; 1995 -- $1,225,000; 1994 -- $1,156,000.

     The following table illustrates, for the periods indicated, the changes in the Company's net interest income due to changes in volume and changes in interest rates. Changes in net interest income due to both volume and rate have been included in the changes due to rate.

                                    1996 COMPARED TO 1995:           1995 COMPARED TO 1994:
                                    INCREASE (DECREASE) IN           INCREASE (DECREASE) IN
                                      NET INTEREST INCOME              NET INTEREST INCOME
                                       DUE TO CHANGE IN                 DUE TO CHANGE IN
                                 -----------------------------    -----------------------------
                                 VOLUME      RATE       TOTAL     VOLUME      RATE       TOTAL
                                 -------    -------    -------    -------    -------    -------
                                                         (IN THOUSANDS)
Interest-earning assets:
  Federal funds sold...........  $   (99)   $    (2)   $  (101)   $   (23)   $    38    $    15
  Investments..................   (1,950)      (441)    (2,391)       357      1,218      1,575
  Investment in stock of the
     Federal Home Loan Bank....     (150)        16       (134)        14         16         30
  Loans........................    7,310       (912)     6,398      2,661      1,429      4,090
                                 -------    -------    -------    -------    -------    -------
          Total
            interest-earning
            assets.............    5,112     (1,340)     3,772      3,009      2,701      5,710
                                 -------    -------    -------    -------    -------    -------
Interest-bearing liabilities:
  NOW and money market
     accounts..................     (328)        77       (251)       113       (281)      (168)
  Savings......................   (1,334)       250     (1,084)      (127)      (740)      (867)
  Certificates of deposit:
     Under $100,000............     (823)        39       (784)      (746)      (864)    (1,610)
     $100,000 and over.........     (513)        19       (494)      (139)      (210)      (349)
  Advances from the Federal
     Home Loan Bank and federal
     funds purchased...........    3,547        389      3,936       (382)    (1,681)    (2,063)
  Securities and loans sold
     under agreements to
     repurchase................     (131)        19       (112)       (55)       (69)      (124)
  Notes payable................     (135)        24       (111)        25         (2)        23
                                 -------    -------    -------    -------    -------    -------
          Total
            interest-bearing
            liabilities........      283        817      1,100     (1,311)    (3,847)    (5,158)
                                 -------    -------    -------    -------    -------    -------
          Net increase
            (decrease) in net
            interest
            income.............  $ 5,395    $  (523)   $ 4,872    $ 1,698    $(1,146)   $   552
                                 =======    =======    =======    =======    =======    =======

ASSET/LIABILITY MANAGEMENT

     The Company's liquidity management objective is to ensure its ability to satisfy cash flow requirements of depositors, borrowers and the Company's operations. The Company has two basic sources of liquidity. The first is its retail deposit base served by its banking offices. The Company has successfully increased core deposits through its retail network by implementing deposit programs and promotions directed at existing and potential customers and via the acquisition of other banks. Average deposits increased by $86.1 million or 30.6% in 1996 compared to 1995. Approximately $51.4 million of the increase relates to the time weighted average of deposits acquired with the acquisition of Southwest with the remaining $34.7 million representing internally generated growth.

     The second source of liquidity is from borrowings, primarily from the FHLB. This source is used regularly in the Company's cash management function both to fund a portion of the investment portfolio and to manage the day-to-day fluctuations in liquidity resulting from needs of depositors and borrowers. At December 31, 1996, the Company had available approximately $88 million of unused borrowing capacity, principally from the FHLB. The borrowing line from the FHLB is collateralized by investments and loans. Sources of borrowing other than the FHLB include unsecured federal funds purchase lines from three banks.

Regular use of the FHLB as a liquidity management tool has enabled the Company to hold federal funds sold to a low level without impairing its ability to manage liquidity adequately. The Company anticipates that it will continue to rely primarily upon customer deposits, FHLB borrowings, loan repayments, loan sales and retained earnings to provide liquidity and will use funds so provided primarily to make loans and to purchase investment securities.

     The mismatch between maturities and interest rate sensitivities of assets and liabilities results in interest rate risk. Rising and falling interest rate environments can have various impacts on net interest income, depending on the difference between the repricing of interest-earning assets and interest-bearing liabilities, unscheduled repayments of loans and investments, early withdrawals of deposits and other factors. The factor of most potential significance to overall interest rate risk is basis risk which is the degree to which yields on assets and costs of liabilities may adjust differently over time and in relation to other interest rate changes.

     The Company has focused on maintaining balance between interest rate sensitive assets and liabilities and repricing frequencies. An important element of this focus has been to emphasize variable rate loans and investments funded by deposits and FHLB borrowings which also mature or reprice over short time periods.

     The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap, of the Company's interest-earning assets and interest-bearing liabilities at December 31, 1996. All amounts in the table are based on contractual repricing schedules except for fixed rate mortgage-related securities for which maturities are estimated based upon recent prepayment experience and assumed future prepayment rates. Actual prepayment and withdrawal experience may vary significantly from the assumptions reflected in the table.

                                           ESTIMATED MATURITY OR REPRICING AT DECEMBER 31, 1996
                                   --------------------------------------------------------------------
                                                   THREE MONTHS
                                    LESS THAN      TO LESS THAN      ONE TO         OVER
                                   THREE MONTHS      ONE YEAR      FIVE YEARS    FIVE YEARS     TOTAL
                                   ------------    ------------    ----------    ----------    --------
                                                          (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Fixed-rate commercial loans....    $  7,050        $ 10,500       $ 30,525      $ 10,082     $ 58,157
  Fixed-rate consumer loans......       3,042          13,906         42,817        19,413       79,178
  Variable-rate commercial
     loans.......................     159,879              --             --            --      159,879
  Variable-rate consumer loans...      21,067             381          1,243            --       22,691
  Investment securities..........     125,266          29,734         35,418           471      190,889
  Federal funds sold.............          --              --             --            --           --
                                     --------        --------       --------      --------     --------
          Total interest-earning
            assets...............     316,304          54,521        110,003        29,966      510,794
Interest-bearing liabilities:
  NOW and MMA....................      88,466              --             --            --       88,466
  Savings........................     128,890              --             --            --      128,890
  Certificates of deposit under
     $100,000....................       8,491          39,388         16,993            --       64,872
  Certificates of deposit
     $100,000 and over...........       6,319          25,497          2,594            --       34,410
  Advances from the Federal Home
     Loan Bank and federal funds
     purchased...................      59,700              --             --            --       59,700
  Other interest-bearing
     liabilities.................      10,733              --             --         4,050       14,783
                                     --------        --------       --------      --------     --------
          Total interest-bearing
            liabilities..........     302,599          64,885         19,587         4,050      391,121
                                     --------        --------       --------      --------     --------
Interest rate gap................    $ 13,705        $(10,364)      $ 90,416      $ 25,916     $119,673
                                     ========        ========       ========      ========     ========
Cumulative interest rate gap at
  December 31, 1996..............    $ 13,705        $  3,341       $ 93,757      $119,673
                                     ========        ========       ========      ========
Cumulative interest rate gap to
  total assets...................         2.4%            0.6%          16.7%         21.3%
                                     ========        ========       ========      ========

     The following table presents at December 31, 1996, loans by maturity in each major category of the Company's portfolio. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments. Loan renewals are evaluated in the same manner as new credit applications.

                                                             DECEMBER 31, 1996
                                               ----------------------------------------------
                                               LESS THAN     ONE TO        OVER
                                               ONE YEAR    FIVE YEARS   FIVE YEARS    TOTAL
                                               ---------   ----------   ----------   --------
                                                               (IN THOUSANDS)
Commercial...................................   $37,599     $ 31,841     $12,228     $ 81,668
Real estate -- mortgage......................    32,881       76,675      65,872      175,428
Real estate -- construction..................    21,110        1,677         470       23,257
Installment and revolving lines of credit....     1,263       34,415       1,383       37,061
Loans held for sale..........................     2,864           --          --        2,864
                                                -------     --------     -------     --------
          Total face amount of loans.........   $95,717     $144,608     $79,953      320,278
                                                =======     ========     =======
Deferred loans fees, discounts and costs,
  net........................................                                            (373)
                                                                                     --------
  Total loans................................                                        $319,905
                                                                                     ========

     Of the $224.6 million of loans that mature after one year, a total of $102.8 million are fixed rate loans and $121.8 million are variable rate loans.

     In addition to reviewing its gap position, the Company uses an interest rate risk model to evaluate the potential impact that changes in interest rates might have on earnings and the estimated market value of the Company's equity. The Company has adopted profitability, liquidity and market valuation parameters and objectives against which modeled results are measured. If projections, which are updated at least quarterly, indicate unacceptable risk to achievement of established parameters, management reviews the reasons and develops plans to mitigate or minimize such risks.

     At December 31, 1996, the Company had approximately $187.0 million of assets (substantially all of its floating rate loans and $4.4 million of its investments) and $74.5 million of liabilities (advances from FHLB and securities and loans sold under agreements to repurchase) on which interest rates have adjusted, generally within 30 days, in the direction of and by the approximate magnitude of changes in the federal funds rate. Such assets and liabilities are indexed to or closely tied to the prime rate or other short-term indices. Management expects these assets and liabilities to continue to adjust in reaction to future changes in the federal funds rate except that it is possible, as has sometimes happened in previous cycles of changing interest rates, that the prime rate may not change by the magnitude of all changes in the federal funds rate. If the prime rate were to rise by a lesser degree than increases in the federal funds rate or decline by more than the degree of declines in the federal funds rate, the Company's net interest income would likely be negatively impacted, at least temporarily.

     Competitive pressures are significant in determining the rates paid on interest-bearing deposits. In 1995 compared to 1994, the average cost of all deposits increased by a larger percentage than the increase in average yield on interest-earning assets. This was not the case, however, in 1996 when the average cost of all deposits remained unchanged at 3.02% compared to 1995 while the average yield on interest-earning assets increased 0.23%. The levels, mix and cost of deposits are significant factors impacting overall net interest income.

     Net interest income is also impacted significantly by the levels and maturities of fixed rate securities and loans and the levels of noninterest-bearing deposits, other noninterest-bearing liabilities and shareholders' equity. The Company's combined average of noninterest-bearing deposits, other noninterest-bearing liabilities and shareholders' equity in 1996 totaled $136.0 million, up from $105.6 million in 1995 and totaled $170.7 million at December 31, 1996. At December 31, 1996, fixed rate loans and investments totaled approximately $192 million. As these loans and investments mature, they can either be replaced with variable rate loans or securities or with then current market rate fixed rate loans or securities or the proceeds can be used to reduce borrowings from the FHLB.

INVESTING ACTIVITIES

     During 1996, the Company focused attention on selected restructuring of its investment portfolio with the objective of reducing the potential volatility to market value changes and basis risk that might be caused by changes in interest rates. Securities sold included fixed and variable rate collateralized mortgage obligations ("CMOs") and certain other mortgage backed securities ("MBS"). Securities purchased were generally fixed rate obligations of U.S. government agencies with maturities of three years or less, most of which are callable. Certain variable rate CMOs and MBS were also purchased during 1996.

     The Company's strategy of leveraging its capital to maximize earnings capacity has been accomplished with borrowings from the FHLB. These borrowings, which generally adjust monthly, are used as a wholesale funding source for the purchase of additional adjustable rate securities, which also generally adjust monthly, semiannually or annually. Average FHLB advances in 1996 of $64.7 million were down 47.4% from the $123 million average balance in 1995. In 1995, the level of these activities was reduced compared to 1994 consistent with the Company's objective of replacing investments with higher yielding loans and replacing borrowings with customer deposits. Although the 1995 average FHLB borrowings were up $8 million from the 1994 average, the balance at December 31, 1995 was reduced to $70 million from $162 million one year earlier. The profitability of these activities increased during 1996 compared to 1995. Evidence of such increase is the 0.24% decline in the average yield on investments in 1996 from 1995 versus a larger 0.49% decrease in the average cost of all interest-bearing liabilities. The significant flattening of the interest rate yield curve during 1995 reduced the profitability of these investing activities compared to 1994. The 1995 yield on investments increased only 0.58% over 1994 while the cost of interest-bearing liabilities increased by 1.18%.

     The following table summarizes certain information about the Company's investment portfolio:

                                                              DECEMBER 31, 1996                        DECEMBER 31, 1995
                                             ----------------------------------------------------   -----------------------
                                                                         EXCESS OF
                                                         UNREALIZED    INTEREST RATE                            UNREALIZED
                            INDEX TO WHICH                 MARKET        CAPS OVER     ESTIMATED                  MARKET
                              COUPON ON      AMORTIZED      VALUE         CURRENT       AVERAGE     AMORTIZED      VALUE
       DESCRIPTION         SECURITY IS TIED    COST      ADJUSTMENTS      COUPONS        LIVES        COST      ADJUSTMENTS
       -----------         ----------------  ---------   -----------   -------------   ----------   ---------   -----------
                                              (DOLLARS IN MILLIONS)                    (IN YEARS)    (DOLLARS IN MILLIONS)
CMO-Floating rate........        COFI         $ 37.6        $(1.7)          3.5%          14.3       $ 44.3        $(1.1)
CMO-Floating rate........     10 yr CMT         75.5         (3.6)          3.9           14.8         76.5         (3.5)
CMO-Floating rate........      7 yr CMT          9.6         (0.1)          4.3            5.4          8.9         (0.1)
CMO-Floating rate........     1 mo LIBOR         1.4          0.0           2.3            2.8          4.7         (0.1)
CMO-Fixed rate...........        N.A.            7.4         (0.3)         N.A.            2.3         13.1         (0.3)
MBS-Adjustable rate......     6 mo LIBOR         4.9          0.1           3.3            5.0           --           --
MBS-Adjustable rate......      1 yr CMT          3.9          0.0           2.6            3.7          2.4          0.1
FHLB Dual Indexed Notes..        (1)             5.8         (0.4)         N.M.            6.5          5.8         (0.7)
FHLB Inverse Floating
 Note....................     3 mo LIBOR         5.0         (0.1)         N.M.            1.8          5.0         (0.3)
U.S. Treasuries..........        N.A.            5.0          0.0          N.A.            1.5          5.0          0.0
SBA Guaranteed...........       Prime            3.0          0.0          N.A.            2.0          4.3          0.1
Govt. Sponsored
 Agencies................        N.A.           23.9          0.1          N.A.            3.0
Municipal Securities.....        N.A.            2.5          0.0          N.A.            4.2
Other....................                        1.5          0.0          N.A.           N.A.          6.2          0.1
                                              ------        -----                                    ------        -----
Total portfolio..........                     $187.0        $(6.0)                                   $176.2        $(5.8)
                                              ======        =====                                    ======        =====

                               DECEMBER 31, 1995
                           --------------------------
                             EXCESS OF
                           INTEREST RATE
                             CAPS OVER     ESTIMATED
                              CURRENT       AVERAGE
       DESCRIPTION            COUPONS        LIVES
       -----------         -------------   ----------
                                           (IN YEARS)
CMO-Floating rate........       3.2%          10.6
CMO-Floating rate........       4.3           13.5
CMO-Floating rate........       4.8            5.7
CMO-Floating rate........       3.0            2.8
CMO-Fixed rate...........      N.A.            1.7
MBS-Adjustable rate......        --             --
MBS-Adjustable rate......       4.0            5.0
FHLB Dual Indexed Notes..      N.M.            7.5
FHLB Inverse Floating
 Note....................      N.M.            2.8
U.S. Treasuries..........      N.A.            1.5
SBA Guaranteed...........      N.A.            3.4
Govt. Sponsored
 Agencies................
Municipal Securities.....
Other....................      N.A.           N.A.
Total portfolio..........

     The adjustable rate portion of the Company's investment portfolio at December 31, 1996 is distributed as follows:

        BY INDEX           BY ADJUSTMENT FREQUENCY                         LEGEND OF TERMS
        --------           -----------------------                         ---------------
10 yr CMT..........   51%  Monthly............   83%  CMO -- Collateralized Mortgage Obligation
COFI...............   26   Quarterly..........    6   COFI -- FHLB 11th District cost-of-funds index
7 yr CMT...........    7   Semi-annually......    9   CMT -- Index of constant maturing U.S. Treasury
Dual Index.........    4   Annually...........    2          securities
1 mo LIBOR.........    1                        ---   MBS -- Mortgage Backed Securities
3 mo LIBOR.........    3   Total..............  100%  LIBOR -- London Interbank Offered Rate Index
Prime..............    2                        ===   N.M. -- Not meaningful
1 yr CMT...........    3                              N.A. -- Not applicable
Other..............    3
                     ---
Total..............  100%
                     ===

---------------

(1) The coupon on these securities is set at the 10 year CMT less the six month LIBOR plus 4.75%.

     Movements in COFI historically lag behind movements in other indices. For example, the 10 year CMT and the 6 month LIBOR were at or near cyclical lows in October of 1993 and reached cyclical highs in November or December of 1994. In contrast, COFI reached its cyclical low in March of 1994 and its cyclical high in June of 1995. As a result of the lagging character of COFI, the CMOs indexed to it produced lower yields when interest rates were rising in 1994 than did other floating rate securities. It is likely that COFI will continue to lag other indices and that during times of falling interest rates it may provide superior yields to other floating rate CMOs. Despite its lagging nature, movements in COFI correspond reasonably well with changes in the Company's cost of deposits. The market value of the COFI indexed CMOs is impacted by both their yield relative to other securities and to their expected average lives. To reduce the potential market value and yield volatility in its portfolio, the Company sold approximately $15 million of COFI indexed CMOs in 1995 and another $6 million in 1996.

     Yields on the Company's CMOs indexed to the seven and 10 year CMT indices fluctuate directly as such indices fluctuate. The averages for the 10 year CMT index were 6.44%, 6.57% and 7.08% in 1996, 1995 and 1994, respectively. The relative contribution of these securities to net interest income will generally depend on the slope of the yield curve and their yields relative to the cost of funds. Throughout 1995 there was relatively little change in the federal funds rates but the seven and 10 year CMT indices declined significantly. This resulted in a very flat or inverted yield curve compared to historical norms and resulted in decreases in the contributions to net interest income from these two classes of CMOs compared to 1994. During 1996, these two indices increased from their levels at the end of 1995 as the yield curve regained some steepness. More information on the impact on net interest income of a flat yield curve is included in "Results of Operations" below. As a result of their lower yields relative to other securities and their longer expected average lives, the market values of the CMOs indexed to the seven and 10 year CMT at December 31, 1996 remained at levels similar to those at December 31, 1995. Historically, periods of flat or inverted yield curves have not persisted for prolonged periods. If the yield curve were to steepen, management believes that net interest income would be positively impacted and that the market values of these CMOs might increase.

     All of the Company's CMOs are collateralized by fixed rate mortgages and mortgage backed securities. The average lives of the CMOs fluctuate based on the prepayment rates of the underlying mortgages. The significant increase in interest rates in 1994 substantially reduced mortgage prepayment rates which resulted in significant extensions in the expected average lives of most of the CMOs.

     Most of the current holdings of CMOs were purchased during 1993 and through the first several months of 1994. The average yields earned on the major classes of CMOs from then through December 31, 1996, were approximately 6.2% for those indexed to the 10 year CMT, 6.4% for those indexed to the seven year CMT, approximately 5.7% for those indexed to COFI and approximately 5.5% for fixed rate CMOs. Yields on Treasury securities fluctuated during that time frame but, for comparison purposes, using the average Treasury yields from June 30, 1993, through April 30, 1994, when the majority of the CMOs were purchased, investments in two, five or 10 year Treasury securities, if purchased at the average yields available during such period, would have yielded approximately 4.3%, 5.25% or 5.9% respectively. Treasury security yields at December 31, 1996, with two, five and 10 year maturities were 5.86%, 6.20% and 6.42% respectively.

     The Company's investment portfolio includes $10.75 million face value of notes issued by the FHLB which were purchased in 1993. The Company purchased these notes because at the time of purchase they offered excellent yields, and being United States agency securities, they provided the Company with needed qualifying collateral to pledge for public deposits. With the increases in interest rates that started in 1994, the market value of these securities declined significantly as did their yields. The liquidity of these instruments also decreased. Management concluded that the proceeds from the sale, at a loss, of these securities could not have been reinvested in any other acceptable investment which would have recouped the loss and provided the return to be realized from continuing to hold these securities.

     Of these notes, $5.75 million represent floating rate dual-indexed notes. The coupon on these notes resets every six months to a rate equal to the 10 year CMT less the six month LIBOR plus 4.75%. The coupon rate was 7.50% when issued, 4.94% at December 31, 1995 and 5.38% at December 31, 1996. A U. S. Treasury security of approximately the same maturity was priced to yield approximately 6.3% at December 31, 1996.

The coupon rate on these bonds decreases when the yield curve flattens or becomes inverted and increases when the yield curve steepens. At December 31, 1996, the yield curve was flatter than average with the difference between the 10 year CMT and the six month LIBOR being only 0.70% compared to a 1.18% average difference for the last 10 years. If the yield curve returned to its normal shape of the last 10 years, these bonds would have approximately a 5.93% coupon. These bonds perform best in both yield and market value when interest rates are low and the yield curve is steep.

     The other $5 million investment in FHLB notes was purchased in September 1993 and matures in September 1998. These notes yielded 5.375% during their first year which ended in September 1994. Thereafter, the coupon resets quarterly. For the second and third years, the coupon rate was set at 9% minus the three month LIBOR. In years four (which started in September 1996) and five the coupon rate is set at 11% minus the three month LIBOR. These notes may be called by FHLB at any quarterly interest payment date. As a result of the increase in interest rates in 1994, the coupon rate and market value of these bonds declined significantly. At December 31, 1994, the coupon rate was 2.64%. It increased to 3.31% at December 31, 1995, and was at 5.41% at December 31, 1996. With the increase in the coupon on this security and the proximity of its maturity, its market value increased to 98.9% of par value at December 31, 1996, compared to 94.5% one year earlier.

     As indicated in the table above summarizing the investment portfolio of the Company, substantially all of the Company's variable rate investments are subject to interest rate caps. To the extent interest rates on securities increased to or above the level of the caps, net interest income would likely be negatively impacted depending on corresponding changes in the cost of deposits and other liabilities.

     Basis risk in the structure of the Company's assets and liabilities reduced net interest margins during 1995 as a result of the significant flattening of the yield curve. The Company's focus in 1995 and 1996 was to purchase investments with shorter lives and, if variable rate, to purchase securities indexed to shorter-term indices with less potential average life extension and to sell certain investments that would reduce basis risk and market valuation risk. A moderately steeper yield curve combined with the impacts of the portfolio changes resulted in improved profitability of the investing activities in 1996. Management believes its focus on holding a large proportion of its portfolio in variable rate securities and on maintaining a balanced gap position is in the Company's best long-term interest.

     Substantially all of the Company's investment portfolio is held in the available-for-sale classification. As a result, the Company reflects a mark-to-market adjustment on its entire portfolio (net of taxes) in shareholders' equity. Because of the series of interest rate increases in 1994, the bond market suffered its most volatile year in decades. This contributed to a substantial decline in the market values of the Company's investments during 1994. Market values improved since then and the unrealized losses on securities available for sale decreased from 5.8% of the portfolio or a $7.7 million adjustment against equity at December 31, 1994, to 3.1% of the portfolio or a $3.8 million adjustment against equity at December 31, 1996. Management believes that the Company's capital and liquidity are more than adequate to allow it to continue to hold its investment portfolio. It also expects that the passage of time and further restructuring of the portfolio will reduce its exposure to market value and basis risk.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected earnings and expense data and changes in such data.

                                             YEAR ENDED    CHANGE:    YEAR ENDED    CHANGE:     YEAR ENDED
                                            DECEMBER 31,   BETTER    DECEMBER 31,    BETTER    DECEMBER 31,
                                                1996       (WORSE)       1995       (WORSE)        1994
                                            ------------   -------   ------------   --------   ------------
                                                                    (IN THOUSANDS)
Interest income...........................    $ 37,957     $ 3,704     $ 34,253     $ 5,710      $ 28,543
Interest expense..........................     (15,230)      1,100      (16,330)     (5,158)      (11,172)
                                              --------     -------     --------     -------      --------
Net interest income.......................      22,727       4,804       17,923         552        17,371
Provision for loan losses.................        (916)       (121)        (795)         (1)         (794)
                                              --------     -------     --------     -------      --------
Net interest income after provision for
  loan losses.............................      21,811       4,683       17,128         551        16,577
Other income..............................       4,493         673        3,820         313         3,507
Other expenses............................     (17,918)     (2,047)     (15,871)       (819)      (15,052)
                                              --------     -------     --------     -------      --------
Earnings before income taxes and
  cumulative effect of changes in
  accounting..............................       8,386       3,309        5,077          45         5,032
Income tax expense........................      (2,941)     (1,167)      (1,774)       (954)         (820)
                                              --------     -------     --------     -------      --------
Earnings before cumulative effect of
  changes in accounting...................       5,445       2,142        3,303        (909)        4,212
Cumulative effect of change in accounting
  for goodwill............................          --          --           --       1,537        (1,537)
                                              --------     -------     --------     -------      --------
Net earnings..............................    $  5,445     $ 2,142     $  3,303     $   628      $  2,675
                                              ========     =======     ========     =======      ========

1996 COMPARED TO 1995

     On June 18, 1996, the Company completed the Southwest acquisition, which was accounted for using purchase accounting. As a result, the Company's results of operations and average balances included the Southwest balances only from the date of acquisition through December 31, 1996.

     Interest Income. Interest income increased $3.7 million to $38.0 million in 1996 from $34.3 million in 1995. This increase resulted primarily from an increase of $32.7 million in average interest-earning assets to $438.1 million in 1996 from $405.4 million in 1995. A shift in the mix of assets toward larger loan balances as a percent of total interest-earning assets also contributed to the increase. Average loans increased $68.1 million to $255.8 million in 1996 from $187.6 million in 1995 while average investments decreased $32.8 million to $185.4 million in 1996 from $218.2 million in 1995. Approximately $39 million of the increase in average loans was a result of the Southwest acquisition. These asset mix changes are consistent with management's desire to continue the expansion of the loan portfolio while allowing investments to decline as a percent of total assets. Lower average yields on both loans and investments partially offset the increases resulting from higher balances. The yields on investments and loans in 1996 decreased by 0.24% and 0.36%, respectively, compared to 1995. The Denver/Boulder marketplace in which the Company operates has continued to offer good opportunities for expansion of the Company's customer base and loan portfolio.

     Interest Expense. Interest expense decreased $1.1 million to $15.2 million in 1996 from $16.3 million in 1995. This decrease was the combined effect of a decrease in the average cost of interest-bearing liabilities to 4.39% in 1996 from 4.88% in 1995, and a $12.4 million increase in average interest-bearing liabilities to $347.1 million in 1996 from $334.6 million in 1995. Changes in the relative mix of average interest-bearing liabilities included a $58.3 million decrease in average advances from the FHLB and an increase in average interest-bearing deposits of $66.6 million. Approximately $51 million of the average increase in total deposits resulted from the Southwest acquisition. The cost of the Company's borrowings from the FHLB generally moves in direct relationship to movements in the federal funds rate. The 0.60% decrease in the 1996 average from 1995 compares to a 0.50% average decrease in federal funds rates in 1996 from 1995. Expansion of the depositor base provides added customer cross selling opportunities. The Company expects to continue to supplement its deposit funding with borrowings to fund loan demand and to finance its investment portfolio.

     Net Interest Income. Net interest income increased $4.8 million in 1996 compared to 1995. Net interest margin increased to 5.20% in 1996 from 4.42% in 1995. The increase in net interest income resulted from the increase in interest-earning assets and in the net interest margin. The principal reason for the increase in net interest margin was that loans continued to increase in total and as a percent of total assets. The average yield on loans is significantly higher than the yield on investments. The acquisition of Southwest contributed to the improvements in both total net interest income and in the increase in the net interest margin. Prior to its acquisition, Southwest's net interest margin exceeded 6%.

     Some steepening of the interest rate yield curve in 1996 compared to 1995 has also contributed to the improvement in margins and total net interest income. The yield curve refers to the difference between interest yields on longer-term and shorter-term instruments. A flattening of the curve occurs when the difference between such yields declines as it did from 1995 to 1996. At December 31, 1995, the yield curve was very flat by historical norms with the difference between the 10 year CMT index and the targeted overnight federal funds rate being only 0.08% compared to 1.17% at December 31, 1996, to 2.32% at December 31, 1994, and to approximately 1.50% over the last 10 years. A flattening of the yield curve would likely contribute to lower net interest income while a steepening of the yield curve would likely increase net interest income. If the Company can continue to increase deposits at a cost less than FHLB borrowings and/or increase loan balances, which have a higher yield than investments, net interest income would likely increase.

     Provision for Loan Losses. The $121,000 increase in 1996 over the 1995 provision reflects the general growth in the loan portfolio and management's commitment to maintain an adequate allowance for loan losses.

     Other Income. Other income increased $673,000 to $4.5 million in 1996 from $3.8 million in 1995, principally as a result of a $616,000 increase in service fees on deposit accounts, a $437,000 increase in gain on sales of loans partially offset by a $328,000 increase in the net losses on sales of securities, including a $154,000 loss on the transfer of $2 million of securities to trading from available for sale. The Company's purchase of MacWest Mortgage Company on June 30, 1995, which substantially increased mortgage lending capacity, contributed to an increase in gain on sales of mortgage loans by $369,000 to $897,000 in 1996 compared to $528,000 in 1995. A $67,000 increase in gain on sales of SBA guaranteed loans to $544,000 in 1996 from $477,000 in 1995 accounted for substantially all the remaining increase in gain on sales of loans. Both the mortgage and the SBA lending functions are important to the Company and to the customers it serves, and management expects to continue its emphasis on expanding these operations.

     Other Expenses. Other expenses increased $2.0 million to $17.9 million in 1996 from $15.9 million in 1995. This increase consisted of increases of $1.8 million in salaries and employee benefits, $306,000 in occupancy, $202,000 in amortization of intangible assets and $300,000 in other expenses partially offset by decreases of $326,000 in professional fees and $317,000 in FDIC and state bank assessments. The increase in salaries and employee benefits was primarily due to the purchase of Southwest together with a full year's expense for certain positions added to support the increased mortgage lending activities, asset growth, pay increases and increased benefits expenses. The decrease in professional fees was related to the First Denver acquisition and to legal expenses it incurred prior to the merger in November 1995 related to litigation which was decided in its favor. No such expenses were incurred in 1996. During 1995, the Company completed the amortization of intangible assets acquired in connection with acquisitions it made in 1989. In 1996, the Company began amortizing the intangible asset related to the Southwest acquisition. The amortization is being recorded on a straight-line basis over 25 years with the annual charge totaling approximately $320,000.

     Income Tax Expense. Income tax expense for 1996 of $2.9 million is approximately $187,000 less than the amount expected based on the combined federal and state tax rate of 37.3%. This difference is primarily due to reversal of a valuation allowance against deferred tax assets and interest income from certain loans and life insurance policies that is not subject to income taxes.

     Asset and Liability Growth. Total assets at December 31, 1996, of $562 million were 34% or $144 million higher than at December 31, 1995. This was primarily a result of the purchase of Southwest and of the internally generated increase in loans of approximately $40 million. The increase in loans not only reflects the strong local economy but also the Company's success in adding to its customer base. At December 31, 1996, deposits had increased 43% to $439 million from $307 million one year earlier. A $4.3 million increase in retained earnings plus the issuance of $11 million of new convertible preferred stock in connection with the Southwest acquisition resulted in a $15.2 million increase in total shareholders' equity to $45.4 million at December 31, 1996 from $30.2 million one year earlier.

1995 COMPARED TO 1994

     Interest Income. Interest income increased $5.7 million to $34.3 million in 1995 from $28.5 million in 1994. This increase resulted primarily from an increase of $32.3 million in average interest-earning assets to $405.4 million in 1995 from $373 million in 1994 combined with an overall increase in asset yields resulting from interest rate increases. A shift in the mix of assets toward larger loan balances as a percent of total interest-earning assets also contributed to the increase. Average loans increased $26.2 million to $187.6 million in 1995 from $160.9 million in 1994 while average investments increased $6.3 million to $218.2 million in 1995 from $211.8 million in 1994. In addition to the volume changes, higher average interest rates in 1995 compared to 1994 also contributed to the increase in interest income.

     Most of the Company's investments were in floating rate securities tied to a variety of indices. The yield on investments in 1995 increased only 0.58% compared to 1994 versus a 0.76% increase in loan yields. This is because, despite increases in short-term interest rates resulting from increases in the federal funds rate, some of the longer-term interest indices declined. The Company's investments included approximately $85 million of floating rate mortgage backed securities indexed to the seven and 10 year CMT indices. The rally in the bond market during most of 1995 resulted in declines in Treasury yields and in these two indices from 1994 levels. The average of the 10 year CMT index declined to 6.57% in 1995 from 7.08% in the same period of 1994. The seven year CMT index declined by a similar amount. This resulted in a decline in the average yield on these securities by .5% which partially offset increases in the yields of other investments resulting in the aforementioned 0.58% overall yield increase.

     Interest Expense. Interest expense increased $5.2 million to $16.3 million in 1995 from $11.2 million in 1994. This increase was the combined effect of an increase in the average cost of such liabilities to 4.88% in 1995 from 3.70% in 1994, and a $32.9 million increase in average interest-bearing liabilities to $334.6 million in 1995 from $301.7 million in 1994. Changes in the relative mix of average interest-bearing liabilities included an $8.1 million increase in average advances from the FHLB and an increase in average interest-bearing deposits of $23.5 million. The cost of the Company's borrowings from the FHLB generally moves in direct relationship to movements in the federal funds rate. The series of increases in the federal funds rate during 1994 through early 1995 resulted in an average national federal funds rate of 5.85% in 1995 compared to 4.24% in 1994. This 1.61% increase in the federal funds rate was the primary reason for the 1.37% increase in the cost of FHLB borrowings between years. During 1995, the Company focused on replacing FHLB borrowings with deposits which have a lower average cost. At December 31, 1995, FHLB borrowings decreased to $70.3 million from $162.2 million one year earlier. Expansion of the depositor base not only adds deposits but also provides added customer cross selling opportunities.

     Net Interest Income. Net interest income increased $551,000 in 1995 compared to 1994. Net interest margin decreased to 4.42% in 1995 from 4.66% in 1994. The increase in net interest income resulted from the increase in interest-earning assets largely offset by the decline in the net interest margin. The principal reason for the decline in net interest margin was that the cost of interest-bearing liabilities increased more than did the yield on average interest-earning assets. Competition for deposits and higher general interest rates drove up the cost of interest-bearing deposits in 1995. The flattening of the interest rate yield curve in 1995 compared to 1994 significantly reduced net interest income from investing activities. The yield curve refers to the difference between interest yields on longer-term and shorter-term instruments. A flattening of the curve occurs when the difference between such rates declines as it did from 1994 to 1995. At December 31, 1995, the yield curve was very flat by historical norms with the difference between the 10 year CMT index and the targeted federal funds rate being only 0.08% compared to 2.32% at December 31, 1994 and approximately 1.50% over the last 10 years.

     Provision for Loan Losses. The 1995 provision for loan losses is intended to reflect general growth in the loan portfolio and management's commitment to maintain an adequate allowance for loan losses. There was no change from 1994 in this provision.

     Other Income. Other income increased $313,000 to $3.8 million in 1995 from $3.5 million in 1994, principally as a result of a $422,000 increase in gain on sales of loans. The Company's purchase of MacWest Mortgage Company on June 30, 1995, which substantially increased mortgage lending capacity, resulted in an increase in gain on sales of mortgage loans by $336,000 to $528,000 in 1995 compared to $192,000 in 1994. A $101,000 increase in gain on sales of SBA loans to $477,000 in 1995 from $376,000 in 1994 accounted for substantially all the remaining increase in gain on sales of loans.


     Other Expenses. Other expenses increased $819,000 to $15.9 million in 1995 from $15.1 million in 1994. This increase consisted of increases of $675,000 in salaries and employee benefits, $353,000 in marketing and promotion, $178,000 in professional fees and $214,000 of other net increases partially offset by decreases of $319,000 in amortization of intangible assets and $282,000 in FDIC premiums. The increase in salaries and employee benefits was primarily due to certain positions added to support the increased mortgage lending activities, asset growth, pay increases and increased benefits expenses. The increases in marketing and promotion related largely to promotions aimed at increasing deposit balances and also to promotions of loan products. Professional fees in 1995 include approximately $260,000 in legal expenses which FDC incurred related to litigation which was decided in its favor prior to the acquisition. During 1994, the Company completed the amortization of intangible assets acquired in connection with acquisitions in 1989. The 1995 amortization relates to intangible assets arising from the acquisition of MacWest Mortgage Company.


     Income Tax Expense. Income tax expense for 1995 of $1.8 million was approximately $121,000 less than the amount expected based on the combined federal and state tax rate of 37.3%. This difference is primarily due to the reversal of a valuation allowance against deferred tax assets and to interest income from certain loans and life insurance policies that is not subject to income taxes partially offset by the accrual of income taxes from the surrender and cancellation of certain life insurance policies. Compared to 1994, income tax expense increased $950,000. The increase attributable to increased pre tax earnings is only approximately $23,000. The majority of the increase is a result of the reversal in 1994 of $1 million of valuation allowances held against deferred tax assets.

     Asset and Liability Growth. Total assets at December 31, 1995, of $418 million were 9.6% or $44.5 million lower than at December 31, 1994. This was primarily a result of a $67.6 million reduction in investments partially offset by a $24.9 million increase in loans. The increase in loans not only reflects the strong local economy but also the Company's success in adding to its customer base. At December 31, 1995, deposits increased 14.5% to $307 million from $268 million one year earlier. These changes allowed the Company to reduce borrowings from the FHLB to $70 million at December 31, 1995, from $162 million one year earlier. A $2.5 million increase in retained earnings plus a $4 million improvement in the unrealized loss on securities available for sale resulted in a $6.6 million increase in total shareholders' equity to $30.2 million at December 31, 1995 from $23.6 million one year earlier.

ALLOWANCE FOR LOAN LOSSES

     The Company maintains its allowance for loan losses at a level considered by management to be adequate to cover the risk of loss in the loan portfolio at a particular point in time. Management's judgment as to whether additional amounts should be added to the allowance in excess of the amount of loan losses takes into consideration a number of factors, including losses experienced, the status of problem loans and overall portfolio quality, regular examinations of loan portfolios conducted by the Company's staff and by state and federal supervisory authorities, and economic conditions.

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1996      1995      1994
                                                          ------    ------    -------
                                                                (IN THOUSANDS)
Allowance for losses:
Beginning balance.......................................  $2,493    $1,999    $ 2,324
Acquired through acquisition............................   1,346        --         --
Provisions for loan losses..............................     916       795        794
Recoveries..............................................     142       259        173
Charge-offs.............................................    (659)     (560)    (1,292)
                                                          ------    ------    -------
Ending balance..........................................  $4,238    $2,493    $ 1,999
                                                          ======    ======    =======

     Charge-offs during 1996 totaled $659,000 or .26% of average loans compared to $560,000 or 0.30% of average loans in 1995 and $1.3 million or 0.80% of average loans in 1994. Included in the 1994 charge-offs were two individual loans totaling $669,000 or 52% of total charge-offs.

EFFECTS OF INFLATION AND CHANGING PRICES

     Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. Over short periods of time interest rates may not move in the same direction or magnitude as inflation.

NEW ACCOUNTING PRONOUNCEMENTS

     The Company adopted Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures (collectively referred to as "SFAS 114") effective January 1, 1995. SFAS 114 requires that certain impaired loans be measured based on the present value of expected cash flows discounted at the loan's original effective interest rate. The adoption of this pronouncement did not have a material impact on the Company. See Notes 1 and 6 of Notes to Consolidated Financial Statements.

     In March 1995, the Financial Accounting Standards Board adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted this Statement on January 1, 1996, with no material impact on its financial condition, results of operations or liquidity. See Note 1 of Notes to Consolidated Financial Statements.

     In October 1995, the Financial Accounting Standards Board adopted SFAS No. 123, Accounting for Stock-Based Compensation. This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. This Statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement No. 123 requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. The Company adopted this Statement in 1996 and has elected to continue to follow the provisions of APB Opinion No. 25 in accounting for stock-based compensation. The required new disclosures are included in Note 11 of Notes to Consolidated Financial Statements.

     In June 1996, the Financial Accounting Standards Board adopted SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. It requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of the transfer. The Statement will be effective for certain transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Statement will be effective for repurchase agreements, dollar-rolls, securities lending, or similar transactions as of January 1, 1998. Management has not completed a final determination of the expected impact of adopting this Statement but does not believe its implementation will have a material impact on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

               NAME                  AGE                      POSITION
               ----                  ---                      --------
                                           President, Chief Executive Officer and
Gary S. Judd.......................  56    Director
W. James Tozer, Jr.................  56    Director
Richard B. Tucker..................  67    Director
Robert D. Greene...................  56    Director
James L. Rumsey....................  64    Director
Robert A. Silverberg...............  62    Executive Vice President and Director
Mary Gittings Cronin...............  58    Director
Gary A. Mosko......................  52    Executive Vice President and Director
Robert C. Barton...................  45    Mortgage Group President
J. Patrick McDuff..................  48    Regional President of the Bank -- North Region
Michael Y. Meganck.................  45    Senior Credit Policy Officer
Ray L. Nash........................  45    Chief Financial Officer
Joseph J. Wolf.....................  41    Regional President of the Bank -- South Region

     There are no family relationships among any of the executive officers and directors of the Company.

     Gary S. Judd has been President, Chief Executive Officer and a Director of the Company since he and James Tozer founded it in March 1988. Mr. Judd has been President of the Bank since July 1992. Mr. Judd's previous experience includes over 16 years of employment with Citicorp and Citibank, N.A. in a broad range of senior managerial positions both internationally and in the United States.

     W. James Tozer, Jr. was a Director from March 1988 through August 1989, and has been a Director since April 1991. For the last five years, Mr. Tozer has been managing director of Vectra Management Group, an organization unrelated to the Company which is involved in real estate development and management of private investments. From April 1993 to December 1994, Mr. Tozer was President, Chief Executive Officer and a Director of Lincolnshire Management, Inc., a New York based investment firm. From July 1990 through March 1993 he served as an advisor to financial institutions and managed private investments. Mr. Tozer's previous financial service industry experience includes 20 years of senior management positions at Marine Midland Bank, Prudential Securities, Inc. and Citicorp/Citibank. Mr. Tozer serves as trustee of the Citizens Budget Commission and the School for Field Studies. Mr. Tozer was also a director of Cobra Industries, Inc. from April 1993 through October 1995. Cobra Industries filed for reorganization under federal bankruptcy laws in October 1995 and is being liquidated.

     Richard B. Tucker has been a Director since August 1989. Mr. Tucker has been Chairman of Custom Envelope Corporation, Denver, Colorado since 1980. From 1950 through 1977, Mr. Tucker was employed by PakWell Corp., ending his tenure as President. Mr. Tucker is a board member of several civic organizations, including Allied Jewish Federation, National Jewish Hospital, Shalom Park, Ocean Journey Aquarium, and the Rose Community Foundation.

     Robert D. Greene has been a Director since October 1989. Mr. Greene is a business consultant. Mr. Greene retired from Safeway Foods in June 1993, ending his 37-year tenure with that company as Senior Vice President and Division Manager.

     James L. Rumsey has been a Director since October 1989. Mr. Rumsey has been an independent financial and management consultant since May 1990. From November 1985 through April 1990 Mr. Rumsey was President and Chief Executive Officer of Scott Capital Corporation, Denver, Colorado, a private holding company. Prior thereto, Mr. Rumsey held senior management positions with Spectrum Oil and Gas Company, Outdoor Sports Industries, Inc. and Rio Grande Industries, Inc. Mr. Rumsey is a general partner of

Cheeseman Realty Associates, Ltd. and Evans Investment Associates, Ltd., two privately held real estate partnerships.

     Robert A. Silverberg has been Executive Vice President and a Director of the Company since November 1995. From 1981 until joining the Company he was Chairman of the Board of First Denver Corporation and First National Bank of Denver. He is also a director of Vanguard Cellular Systems, Inc., a corporation with a class of equity securities registered under the Securities Exchange Act of 1934.

     Mary Gittings Cronin has been a Director since November 1995. She has been the Executive Director of The Piton Foundation, Denver, Colorado since 1977.

     Gary A. Mosko has been Executive Vice President and a Director since June 1996. From 1974 until joining the Company he was a director and an executive officer of Southwest State Bank, most recently, since 1983 as president and chairman of the board of directors. He served as president and chairman of the board of directors of Bank Land Co., the majority shareholder of Southwest State Bank, from 1991 until he joined the Company.

     Robert C. Barton has served as Mortgage Group President, Regional President or Consumer Business Sector Head of the Bank since June 1989. From 1974 through May 1989, Mr. Barton was employed by Citicorp in various positions, ending his tenure as Senior Vice President for Citicorp Mortgage in the western United States.

     J. Patrick McDuff has been President of Vectra Bank of Boulder or Regional President of the Bank since July 1987. Mr. McDuff serves as a director of Black Hawk Gaming & Development Company, Inc., a Nasdaq National Market listed company.

     Michael Y. Meganck has been Senior Credit Policy Officer since May 1989. He was self employed as a business consultant from 1986 until joining the Company. Mr. Meganck worked with Crocker National Bank and Wells Fargo in various capacities from 1978 to 1986.

     Ray L. Nash has been Chief Financial Officer since July 1989. From March 1984 through June 1989, Mr. Nash was employed by WestAmerica Mortgage Company as Vice President and Controller.

     Joseph J. Wolf has served as Regional President of the Bank since December 1993. Mr. Wolf served as President of Vectra Bank of Denver from December 1991 until it was merged into the Bank in November 1993. From November 1981 through January 1990, he was employed by United Banks, Denver, Colorado, ending his employment as Vice President and Manager of Commercial Lending.

                     DESCRIPTION OF THE CAPITAL SECURITIES

     The Capital Securities and the Common Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. Initially, Wilmington Trust Company will be the Delaware Trustee and the Property Trustee and will act as trustee for the purpose of complying with the Trust Indenture Act. The terms of the Capital Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. This summary of certain terms and provisions of the Capital Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Trust Agreement, including the definitions therein of certain terms, and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement (as amended or supplemented from time to time) are referred to herein, such defined terms are incorporated herein. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     Pursuant to the terms of the Trust Agreement, the Administrative Trustees on behalf of VBC Capital will issue the Capital Securities and the Common Securities (collectively, the "Trust Securities"). The Capital Securities will represent preferred undivided beneficial interests in the assets of VBC Capital and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities of VBC Capital (which will be held by the Company), as well as other benefits as described in the Trust Agreement.

     The Capital Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities of VBC Capital except as described under "Subordination of Common Securities of VBC Capital Held by the Company" below.

     Legal title to the Junior Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Guarantee executed by the Company for the benefit of the holders of the Capital Securities (the "Guarantee") will be a guarantee on a subordinated basis and will not guarantee payment of Distributions or amounts payable on redemption of the Capital Securities or on liquidation of the Capital Securities if VBC Capital does not have funds on hand available to make such payments. See "Description of Guarantee."

DISTRIBUTIONS

     Payment of Distributions. Distributions on the Capital Securities will be
payable at the annual rate of      % of the stated Liquidation Amount of $25,
payable quarterly in arrears on the 15th day of April, July, October and January in each year, commencing July 15, 1997 to the holders of the Capital Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). The amount of each Distribution due with respect to the Capital Securities will include amounts accrued through the date the Distribution is due. Distributions on the Capital Securities will be payable to the holders thereof as they appear on the register of VBC Capital on the relevant record date which, for so long as the Capital Securities remain in book-entry form, will be one Business Day (as defined below) prior to the relevant Distribution Date and, in the event the Capital Securities are not in book-entry form, will be the 1st day of the month in which the relevant Distribution Date occurs. Distributions will accumulate from the date of original issuance. The first Distribution Date for the Capital Securities will be July 15, 1997.

     The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Capital Securities is not a Business Day, payment of the Distribution payable on such date will be made on the next Business Day (and without any interest or other payment in respect to any such delay) except that, if such Business Day is in the next succeeding calendar year, payment of such Distribution shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. As used in this Prospectus, a "Business Day" means any day other than a Saturday or a Sunday, or a day on which banking institutions in the State of Colorado are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Indenture Trustee is closed for business.

     The funds of VBC Capital available for distribution to holders of its Capital Securities will be limited to payments by the Company under the Junior Subordinated Debentures in which VBC Capital will invest the proceeds from the issuance and sale of its Capital Securities. See "Description of Junior Subordinated Debentures." If the Company does not make interest payments on the Junior Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Capital Securities. The payment of Distributions (if and to the extent VBC Capital has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company. See "Description of Guarantee."

     Extension Period. So long as no Debenture Event of Default has occurred and is continuing, the Company has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each such period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such election, quarterly Distributions on the Capital Securities will be deferred by VBC Capital during any such Extension Period. Distributions to which holders of Capital Securities are entitled will accumulate additional amounts thereon at
the rate per annum of      % thereof, compounded quarterly from the relevant
Distribution Date, to the extent permitted under applicable law. The term "Distributions" as used herein shall include any such additional accumulated amounts. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock (which includes common and preferred stock) or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures (other than (a) dividends or distributions in common stock of the Company, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee and (d) purchases of common stock for issuance under any of the Company's benefit plans for its directors, officers or employees). Prior to the termination of any such Extension Period, the Company may further extend such Extension Period, provided that such extension does not cause such Extension Period to exceed 20 consecutive quarters or extend beyond the Stated Maturity. Upon the termination of any such Extension Period and the payment of all amounts then due, and subject to the foregoing limitations, the Company may elect to begin a new Extension Period. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period.

     The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

REDEMPTION

     Mandatory Redemption of Capital Securities. Upon the repayment or redemption at any time, in whole or in part, of any Junior Subordinated Debentures, the proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Trust Securities, upon not less than 30 nor more than 60 days' notice of a date of redemption (the "Redemption Date"), at the Redemption Price (as defined below). See "Description of Junior Subordinated Debentures -- Redemption." If less than all of the Junior Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption shall be allocated to the redemption of the Trust Securities pro rata.

     Optional Redemption of Junior Subordinated Debentures. The Company will have the right to redeem the Junior Subordinated Debentures (i) on or after
            , 2002, in whole at any time or in part from time to time at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof, or (ii) at any time, in whole (but not in part), upon the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof, in each case subject to receipt of prior approval by the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of Junior Subordinated Debentures -- Redemption."

     Tax Event Redemption, Investment Company Event Redemption, Capital Treatment Event Redemption or Distribution of Junior Subordinated Debentures. If a Tax Event, an Investment Company Event or a Capital Treatment Event shall occur and be continuing, the Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of the Trust Securities in whole (but not in part) at the Redemption Price (as defined below) within 90 days following the occurrence of such Tax Event, Investment Company Event or Capital Treatment Event, in each case subject to receipt of prior approval by the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. In the event a Tax Event, an Investment Company Event or a Capital Treatment Event has occurred and is continuing and the Company does not elect to redeem the Junior Subordinated Debentures and thereby cause a mandatory redemption of the Trust Securities or to liquidate

VBC Capital and cause the Junior Subordinated Debentures to be distributed to holders of the Trust Securities in liquidation of VBC Capital as described below, such Trust Securities will remain outstanding and Additional Sums (as defined below) may be payable on the Junior Subordinated Debentures.

     Definitions.

     "Additional Sums" means the additional amounts as may be necessary to be paid by the Company with respect to the Junior Subordinated Debentures in order that the amount of Distributions then due and payable by VBC Capital on the outstanding Trust Securities of VBC Capital shall not be reduced as a result of any additional taxes, duties and other governmental charges to which VBC Capital has become subject.

     "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount (as defined below) equal to that portion of the principal amount of Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, allocated to the Common Securities and to the Capital Securities based upon the relative Liquidation Amounts of such classes and the proceeds of which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Junior Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of VBC Capital, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Junior Subordinated Debentures are distributed.

     "Liquidation Amount" means the stated amount of $25 per Trust Security.

     "Redemption Price" means, with respect to any Trust Security, the Liquidation Amount of such Trust Security, plus accumulated and unpaid Distributions to the Redemption Date, allocated on a pro rata basis (based on Liquidation Amounts) among the Trust Securities.

DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES

     Subject to the Company having received prior approval of the Federal Reserve if so required under applicable capital guidelines or policies of the Federal Reserve, the Company will have the right at any time to liquidate VBC Capital and, after satisfaction of the liabilities of creditors of VBC Capital as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of Trust Securities in liquidation of VBC Capital. After the liquidation date fixed for any distribution of Junior Subordinated Debentures for Capital Securities (i) such Capital Securities will no longer be deemed to be outstanding, (ii) the Depositary or its nominee, as the record holder of the Capital Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution and (iii) any certificates representing Capital Securities not held by the Depositary or its nominee will be deemed to represent the Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of such Capital Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on the Capital Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

     There can be no assurance as to the market prices for the Capital Securities or the Junior Subordinated Debentures that may be distributed in exchange for the Capital Securities if a dissolution and liquidation of VBC Capital were to occur. Accordingly, the Capital Securities that an investor may purchase, or the Junior Subordinated Debentures that the investor may receive on dissolution and liquidation of VBC Capital, may trade at a discount to the price that the investor paid to purchase the Capital Securities offered hereby.

REDEMPTION PROCEDURES

     Capital Securities redeemed on each Redemption Date will be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Junior Subordinated Debentures. Redemptions of the Capital Securities will be made and the Redemption Price will be payable on each Redemption Date only to the extent that VBC Capital has funds on hand available for the payment of such

Redemption Price. See "-- Subordination of Common Securities of VBC Capital Held by the Company" and "-- Guarantee."

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities at such holder's registered address. Unless VBC Capital defaults in payment of the applicable Redemption Price, on and after the Redemption Date, Distributions will cease to accrue on such Capital Securities called for redemption.

     If VBC Capital gives a notice of redemption in respect of the Capital Securities, then, by 12:00 noon, Denver time, on the Redemption Date, the Property Trustee will pay the Redemption Price to the Depositary, as the record holder of the Capital Securities, and the Depositary thereafter will credit the Redemption Price to the Participants for whom it holds the Capital Securities. See "Book-Entry Issuance." If such Capital Securities are no longer in book-entry form, the Property Trustee, to the extent funds are available, will deposit with the paying agent for such Capital Securities funds sufficient to pay the aggregate Redemption Price and will give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Capital Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date will be payable to the holders of such Capital Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of the Capital Securities will cease, except the right of the holders of the Capital Securities to receive the applicable Redemption Price, but without interest on such Redemption Price, and such Capital Securities will cease to be outstanding. In the event that any date fixed for redemption of such Capital Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Capital Securities called for redemption is improperly withheld or refused and not paid either by VBC Capital or by the Company pursuant to the Guarantee, Distributions on such Capital Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by VBC Capital for such Capital Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price. See "Description of Guarantee."

     Subject to applicable law (including, without limitation, United States federal securities law), the Company may at any time and from time to time purchase outstanding Capital Securities by tender, in the open market or by private agreement.

     Payment of the Redemption Price on the Capital Securities and any distribution of Junior Subordinated Debentures to holders of Capital Securities will be made to the applicable record holders thereof as they appear on the register of such Capital Securities on the relevant record date, which date will be one Business Day prior to the relevant Redemption Date or Liquidation Date, as applicable; provided, however, that in the event that any Capital Securities are not in book-entry form, the relevant record date for such Capital Securities will be a date at least 15 days prior to the Redemption Date or Liquidation Date, as applicable. In the case of a liquidation, the record date will be no more than 45 days before the Liquidation Date.

     If less than all of the Trust Securities issued by VBC Capital are to be redeemed on a Redemption Date, then the aggregate Redemption Price for such Trust Securities to be redeemed will be allocated pro rata to the Capital Securities and Common Securities based upon the relative Liquidation Amounts of such classes. The particular Capital Securities to be redeemed will be selected by the Property Trustee from the outstanding Capital Securities not previously called for redemption, by such method as the Property Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to $25 or an integral multiple thereof) of the Liquidation Amount of Capital Securities. The Property Trustee shall promptly notify the Trust Securities registrar in writing of the Capital Securities selected for redemption and, in the case of any Capital Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Capital Securities will relate to the portion of the aggregate Liquidation Amount of Capital Securities which has been or is to be redeemed.

SUBORDINATION OF COMMON SECURITIES OF VBC CAPITAL HELD BY THE COMPANY

     Payment of Distributions on, and the Redemption Price of, the Capital Securities and Common Securities, as applicable, shall be made pro rata based on the Liquidation Amounts of the Capital Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default shall have occurred and be continuing, no payment of any Distribution on, or applicable Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of the Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Capital Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the applicable Redemption Price the full amount of such Redemption Price on all of the outstanding Capital Securities then called for redemption, shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Capital Securities then due and payable.

     In the case of any Event of Default under the Trust Agreement resulting from a Debenture Event of Default, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default until the effects of all such Events of Default have been cured, waived or otherwise eliminated. Until any such Events of Default have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of the Capital Securities and not on behalf of the Company as holder of the Common Securities, and only the holders of the Capital Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

     The Company will have the right at any time to terminate VBC Capital and cause the Junior Subordinated Debentures to be distributed to the holders of the Capital Securities. Such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See "Distribution of Junior Subordinated Debentures" above.

     In addition, pursuant to the Trust Agreement, VBC Capital shall automatically terminate upon expiration of its term and shall earlier terminate on the first to occur of: (i) certain events of bankruptcy, dissolution or liquidation of the Company; (ii) delivery by the Company of written direction to the Property Trustee to terminate VBC Capital (which direction is optional and wholly within the discretion of the Company); (iii) redemption of all of the Capital Securities as described under "Description of the Capital Securities -- Redemption -- Mandatory Redemption;" and (iv) the entry of an order for the dissolution of VBC Capital by a court of competent jurisdiction.

     If an early termination occurs as described in clause (i), (ii) or (iv) above or upon the expiration of the term of VBC Capital, VBC Capital shall be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of VBC Capital as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of VBC Capital available for distribution to holders, after satisfaction of liabilities to creditors of VBC Capital as provided by applicable law, an amount equal to, in the case of holders of Capital Securities, the aggregate of the Liquidation Amount of $25 per Trust Security plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because VBC Capital has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by VBC Capital on the Capital Securities will be paid on a pro rata basis. The holder(s) of the Common Securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of the

Capital Securities, except that if a Debenture Event of Default has occurred and is continuing, the Capital Securities will have a priority over the Common Securities.

     Under current United States federal income tax law and interpretations and assuming, as expected, VBC Capital is treated as a grantor trust, a distribution of the Junior Subordinated Debentures should not be a taxable event to holders of the Capital Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Capital Securities. See "Certain Federal Income Tax Consequences." If the Company elects neither to redeem the Junior Subordinated Debentures prior to maturity nor to liquidate VBC Capital and distribute the Junior Subordinated Debentures to holders of the Capital Securities, the Capital Securities will remain outstanding until the repayment of the Junior Subordinated Debentures.

     If the Company elects to liquidate VBC Capital and thereby causes the Junior Subordinated Debentures to be distributed to holders of the Capital Securities in liquidation of VBC Capital, the Company will continue to have the right to shorten the maturity of such Junior Subordinated Debentures, subject to certain conditions. See "Description of Junior Subordinated
Debentures -- General."

EVENTS OF DEFAULT; NOTICE

     Any one of the following events that has occurred and is continuing constitutes an "Event of Default" under the Trust Agreement (an "Event of Default") with respect to the Capital Securities and Common Securities (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

     (i) the occurrence of a Debenture Event of Default under the Indenture (see "Description of Junior Subordinated Debentures -- Debenture Events of Default"); or

     (ii) default by the Trust in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

     (iii) default by the Trust in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

     (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Property Trustee in the Trust Agreement (other than a default or breach in the performance of a covenant or warranty which is addressed in clause (ii) or (iii) above), and continuation of such default or breach, for a period of 60 days after there has been given, by registered or certified mail, to the Property Trustee by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Capital Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

     (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

     Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of the Capital Securities, the Administrative Trustees and the Company, unless such Event of Default shall have been cured or waived. The Company and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

     If a Debenture Event of Default has occurred and is continuing, the Capital Securities will have a preference over the Common Securities upon termination of VBC Capital as described above. See "-- Liquidation Distribution Upon Termination." Upon a Debenture Event of Default, unless the principal of all the Junior Subordinated Debentures has already become due and payable, either the Property Trustee or the holders of not less than 25% in aggregate principal amount of the Junior Subordinated Debentures then outstanding may declare all of the Junior Subordinated Debentures to be due and payable immediately by giving notice in writing to the Company (and to the Property Trustee, if notice is given by holders of the Junior Subordinated Debentures). If the Property Trustee or the holders of the Junior Subordinated Debentures fail to declare the principal of all of the Junior Subordinated Debentures due and payable upon a Debenture Event of Default, the holders of at least 25% in Liquidation Amount of the Capital Securities then outstanding will have the right to declare the Junior Subordinated Debentures immediately due and payable. In either event, payment of principal and interest on the Junior Subordinated Debentures will remain subordinated to the extent provided in the Indenture. In addition, holders of the Capital Securities have the right in certain circumstances to bring a Direct Action (as defined below). See "Description of Junior Subordinated Debentures -- Enforcement of Certain Rights by Holders of Capital Securities."

REMOVAL OF TRUSTEES

     Unless a Debenture Event of Default shall have occurred and be continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Capital Securities. In no event will the holders of the Capital Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an Event of Default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of Trust Property may at the time be located, the Company, as the holder of the Common Securities, and the Administrative Trustees will have power to appoint one or more persons either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone will have power to make such appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

     Any Person (as defined in the Trust Agreement) into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee will be a party, or any person succeeding to all or substantially all the corporate trust business of such Trustee, shall be the successor of such Trustee under the Trust Agreement, provided such corporation shall be otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF VBC CAPITAL

     VBC Capital may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other Person, except as described below. VBC Capital may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Capital Securities, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of VBC Capital with respect to the Capital Securities or (b) substitutes for the Capital Securities other securities having substantially the same terms as the Capital Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Capital Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Junior Subordinated Debentures, (iii) any such transaction does not adversely affect the rights, preferences and privileges of the holders of the Capital Securities (including any Successor Securities) in any material respect, (iv) such successor entity has a purpose identical to that of VBC Capital, (v) the Successor Securities will be listed or traded on any national securities exchange or other organization on which the Capital Securities may then be listed, (vi) prior to such a transaction, the Company has received an opinion from independent counsel to VBC Capital experienced in such matters to the effect that (a) such transaction does not adversely affect the rights, preferences and privileges of the holders of the Capital Securities (including any Successor Securities) in any material respect, and (b) following any such transaction, neither VBC Capital nor such successor entity will be required to register as an investment company under the Investment Company Act and (vii) the Company or any permitted successor or designee owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, VBC Capital shall not, except with the consent of holders of 100% in Liquidation Amount of the Capital Securities, enter into any such transaction, or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such transaction, would cause VBC Capital or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF THE TRUST AGREEMENT

     Except as provided below and under "Description of Guarantee -- Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Capital Securities will have no voting rights.

     The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Trust Securities, (i) to cure any ambiguity, correct or supplement any provisions in the Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement, which shall not be inconsistent with the other provisions of the Trust Agreement, or (ii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as will be necessary to ensure that VBC Capital will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that VBC Capital will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (i), such action shall not adversely affect in any material respect the interests of any holder of Trust Securities, and any amendments of the Trust Agreement shall become effective when notice thereof is given to the holders of the Trust Securities. The Trust Agreement may be amended by the Trustees and the Company (i) with the consent of holders representing not less than a majority of the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) upon receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect VBC Capital's status as a grantor trust for United States federal income tax purposes or VBC Capital's exemption from status as an "investment company" under the Investment Company Act, provided that without the consent of each holder of Trust Securities, the Trust Agreement may not be amended to (i) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date or (ii) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

     So long as any Junior Subordinated Debentures are held by the Property Trustee, the Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Capital Securities;

provided, however, that where a consent under the Indenture would require the consent of each holder of Junior Subordinated Debentures affected thereby, no such consent may be given by the Property Trustee without the prior consent of each holder of the Capital Securities. The Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Capital Securities except by subsequent vote of the holders of the Capital Securities. The Property Trustee will notify each holder of the Capital Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of such holders of the Capital Securities, prior to taking any of the foregoing actions, the Trustees shall obtain an opinion of counsel experienced in such matters to the effect that VBC Capital will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

     Any required approval of holders of the Capital Securities may be given at a meeting of holders of Capital Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of the Capital Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of the Capital Securities in the manner set forth in the Trust Agreement.

     No vote or consent of the holders of the Capital Securities will be required for VBC Capital to redeem and cancel the Capital Securities in accordance with the Trust Agreement.

     Notwithstanding that holders of the Capital Securities are entitled to vote or consent under any of the circumstances described above, any of the Capital Securities that are owned by the Company, the Trustees or any affiliate of the Company or any Trustees, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

GLOBAL CAPITAL SECURITIES

     The Capital Securities will be represented by one or more global certificates registered in the name of the Depositary or its nominee ("Global Capital Security"). Beneficial interests in the Capital Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in the Depositary. Except as described below, Capital Securities in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance."

     A global security will be exchangeable for Capital Securities registered in the names of persons other than the Depositary or its nominee only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when the Depositary is required to be so registered to act as such depositary, (ii) the Company in its sole discretion determines that such global security shall be so exchangeable, or (iii) there shall have occurred and be continuing an Event of Default under the Indenture. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as the Depositary directs. It is expected that such instructions will be based upon directions received by the Depositary with respect to ownership of beneficial interests in such global security. In the event that Capital Securities are issued in definitive form, they will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below.

     Unless and until it is exchanged in whole or in part for the individual Capital Securities represented thereby, such Global Capital Security may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

     Payments on Capital Securities represented by a global security will be made to the Depositary, as the depositary for the Capital Securities. In the event the Capital Securities are issued in definitive form, Distributions will be payable, the transfer of the Capital Securities will be registrable, and Capital Securities will be exchangeable for Capital Securities of other denominations of a like aggregate Liquidation Amount, at the corporate office of the Property Trustee, or at the offices of any paying agent or transfer agent appointed by the Administrative Trustees, provided that payment of any Distribution may be made at the option of the Administrative Trustees by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Capital Securities are issued in certificated form, the record dates for payment of Distributions will be the 1st day of the month in which the relevant Distribution Date occurs. For a description of the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

     Upon the issuance of a Global Capital Security, and the deposit of such Global Capital Security with or on behalf of the Depositary, the Depositary or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate Liquidation Amounts of the individual Capital Securities represented by such Global Capital Security to persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the dealers, underwriters or agents with respect to such Capital Securities. Ownership of beneficial interests in a Global Capital Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Capital Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Capital Security.

     So long as the Depositary for a Global Capital Security, or its nominee, is the registered owner of such Global Capital Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Capital Securities represented by such Global Capital Security for all purposes under the Trust Agreement governing such Capital Securities. Except as provided below, owners of beneficial interests in a Global Capital Security will not be entitled to have any of the individual Capital Securities represented by such Global Capital Security registered in their names, will not receive or be entitled to receive physical delivery of any such Capital Securities in definitive form and will not be considered the owners or holders thereof under the Trust Agreement.

     None of the Company, the Property Trustee, any Paying Agent, or the Securities Registrar (defined below) for such Capital Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Capital Security representing such Capital Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for Capital Securities or its nominee, upon receipt of any payment of the Liquidation Amount or Distributions in respect of a permanent Global Capital Security, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate Liquidation Amount of such Global Capital Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Capital Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

     If the Depositary for the Capital Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, VBC Capital will issue individual Capital Securities in exchange for the Global Capital Security. In addition, VBC Capital may at any time and in its sole discretion, subject to any limitations described herein relating to such Capital Securities, determine not to have any Capital Securities represented by one or more Global Capital Securities and, in such event, will issue individual Capital Securities in exchange for the Global Capital Security or Securities representing the Capital Securities. Further, if VBC Capital so specifies with respect to the Capital Securities, an owner of a beneficial interest in a Global Capital Security representing Capital Securities may, on terms acceptable to the Company, the Property Trustee and the Depositary for such Global Capital

Security, receive individual Capital Securities in exchange for such beneficial interests, subject to any limitations described herein. In any such instance, an owner of a beneficial interest in a Global Capital Security will be entitled to physical delivery of individual Capital Securities represented by such Global Capital Security equal in Liquidation Amount to such beneficial interest and to have such Capital Securities registered in its name. Individual Capital Securities so issued will be issued in denominations, unless otherwise specified by VBC Capital, of $25 and integral multiples thereof.

PAYMENT AND PAYING AGENCY

     Payments in respect of the Capital Securities will be made to the Depositary, which will credit the relevant accounts at the Depositary on the applicable Distribution Dates or, if any of the Capital Securities are not held by the Depositary, such payments will be made by check mailed to the address of the holder entitled thereto as such address will appear on the Register. The paying agent (the "Paying Agent") will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and the Company. The Paying Agent will be permitted to resign as Paying Agent upon 30 days' written notice to the Property Trustee and the Company. In the event that the Property Trustee shall no longer be the Paying Agent, the Administrative Trustees will appoint a successor (which shall be a bank or trust company acceptable to the Administrative Trustees and the Company) to act as Paying Agent.

REGISTRAR AND TRANSFER AGENT

     The Property Trustee will act as registrar and transfer agent for the Capital Securities. Registration of transfers of the Capital Securities will be effected without charge by or on behalf of VBC Capital, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. VBC Capital will not be required to register or cause to be registered the transfer of the Capital Securities after such Capital Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Capital Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of the Capital Securities are entitled under the Trust Agreement to vote, then the Property Trustee shall take such action as is directed by the Company and if not so directed, shall take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

     The Administrative Trustees are authorized and directed to conduct the affairs of and to operate VBC Capital in such a way that VBC Capital will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. In this regard, the Company and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of VBC Capital or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the related Capital Securities. Holders of the Capital Securities have no preemptive or similar rights.

     VBC Capital may not borrow money or issue debt or mortgage or pledge any of its assets.

                 DESCRIPTION OF JUNIOR SUBORDINATED DEBENTURES

     The Junior Subordinated Debentures will be issued under the Subordinated
Indenture, dated as of             , 1997 (the "Indenture"), between the Company
and Wilmington Trust Company, as trustee (the "Indenture Trustee"). The following summary of the terms and provisions of the Junior Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture, which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and to the Trust Indenture Act. The Indenture is qualified under the Trust Indenture Act. Whenever particular defined terms of the Indenture are referred to herein, such defined terms are incorporated herein or therein by reference.

     Concurrently with the issuance of the Capital Securities, VBC Capital will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in Junior Subordinated Debentures issued by the Company. The Junior Subordinated Debentures will be issued as unsecured debt under the Indenture.

GENERAL

     The Junior Subordinated Debentures will bear interest at the annual rate of % of the principal amount thereof, payable quarterly in arrears on the 15th day of April, July, October and January of each year (each, an "Interest Payment Date"), commencing July 15, 1997, to the person in whose name each Junior Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. Notwithstanding the above, in the event that either the (i) Junior Subordinated Debentures are held by the Property Trustee and the Capital Securities are no longer in book-entry only form or (ii) the Junior Subordinated Debentures are not represented by a Global Subordinated Debenture (as defined herein), the record date for such payment shall be the 1st day of the month in which such payment is made. The amount of each interest payment due with respect to the Junior Subordinated Debentures will include amounts accrued through the Interest Payment Date. It is anticipated that, until the liquidation, if any, of VBC Capital, each Junior Subordinated Debenture will be held in the name of the Property Trustee in trust for the benefit of the holders of the Capital Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount
thereof (to the extent permitted by law) at the rate per annum of      %
thereof, compounded quarterly. The term "interest" as used herein shall include quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Sums (as defined below), as applicable.


     The Junior Subordinated Debentures will mature on             , 2027 (such
date, as it may be shortened as hereinafter described, the "Stated Maturity"). Such date may be shortened once at any time by the Company to any date not
earlier than             , 2002, subject to the Company having received prior
approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. In the event that the Company elects to shorten the Stated Maturity of the Junior Subordinated Debentures, it will give notice to the registered holders of the Junior Subordinated Debentures, the Property Trustee and the Indenture Trustee of such shortening no less than 90 days prior to the effectiveness thereof. The Property Trustee must give notice to the holders of the Trust Securities of the shortening of the Stated Maturity.

     The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior and Subordinated Debt of the Company. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiaries, including the Bank, upon any such subsidiaries' liquidation or reorganization or otherwise (and thus the ability of holders of the Capital Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent that the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the Junior Subordinated Debentures will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and holders of Junior Subordinated Debentures should look only to the assets of the Company for payments on the Junior Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior and Subordinated Debt, whether under the Indenture or any existing or other indenture that the Company may enter into in the future or otherwise. See "Subordination" below.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     So long as no Debenture Event of Default has occurred and is continuing, the Company has the right under the Indenture at any time during the term of the Junior Subordinated Debentures to defer the payment of interest at any time or from time to time for a period not exceeding 20 consecutive quarters (each such period an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity. At the end of such Extension Period, the Company must pay all interest then accrued and unpaid (together with interest thereon at
the annual rate of      %, compounded quarterly, to the extent permitted by
applicable law). During an Extension Period, interest will continue to accrue and holders of Junior Subordinated Debentures will be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount."

     During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company (including other Junior Subordinated Debentures) that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures (other than (a) dividends or distributions in common stock of the Company, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee, and (d) purchases of common stock related to rights under any of the Company's benefit plans for its directors, officers or employees). Prior to the termination of any such Extension Period, the Company may further extend such Extension Period, provided that such extension does not cause such Extension Period to exceed 20 consecutive quarters or extend beyond the Stated Maturity. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Property Trustee, the Administrative Trustees and the Indenture Trustee notice of its election of any Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Capital Securities would have been payable except for the election to begin or extend such Extension Period or
(ii) the date the Administrative Trustees are required to give notice to the holders of the Capital Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Indenture Trustee shall give notice of the Company's election to begin or extend a new Extension Period the holders of the Capital Securities. There is no limitation on the number of times that the Company may elect to begin an Extension Period.

ADDITIONAL SUMS

     If VBC Capital is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, the Company will pay as additional amounts on the Junior Subordinated Debentures such amounts ("Additional Sums") as shall be required so that the Distributions payable by VBC Capital shall not be reduced as a result of any such additional taxes, duties or other governmental charges.

REDEMPTION

     Subject to the Company having received prior approval of the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve, the Junior Subordinated Debentures are redeemable prior to
maturity at the option of the Company (i) on or after             , 2002, in
whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), upon the occurrence and during the continuance of a Tax Event, an Investment Company Event or a Capital Treatment Event, in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Junior Subordinated Debentures to be redeemed at such holder's registered address. Unless the Company defaults in payment of the Redemption Price, on and after the Redemption Date interest ceases to accrue on such Junior Subordinated Debentures or portions thereof called for redemption.

     The Junior Subordinated Debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

     As described under "Description of the Capital Securities -- Liquidation Distribution Upon Termination," under certain circumstances involving the termination of VBC Capital, the Junior Subordinated Debentures may be distributed to the holders of the Capital Securities and Common Securities in liquidation of VBC Capital after satisfaction of liabilities to creditors of VBC Capital as provided by applicable law. If distributed to holders of the Capital Securities in liquidation, the Junior Subordinated Debentures will initially be issued in the form of one or more global securities and the Depositary, or any successor depositary for the Capital Securities, will act as depositary for the Junior Subordinated Debentures. It is anticipated that the depositary arrangements for the Junior Subordinated Debentures would be substantially identical to those in effect for the Capital Securities. If the Junior Subordinated Debentures are distributed to the holders of Capital Securities upon the liquidation of VBC Capital, there can be no assurance as to the market price of any Junior Subordinated Debentures that may be distributed to the holders of Capital Securities.

RESTRICTIONS ON CERTAIN PAYMENTS

     If at any time (i) there shall have occurred any event of which the Company has actual knowledge that (a) with the giving of notice or the lapse of time, or both, would constitute a Debenture Event of Default and (b) in respect of which the Company shall not have taken reasonable steps to cure, or (ii) the Company shall have given notice of its election of an Extension Period as provided in the Indenture with respect to the Junior Subordinated Debentures and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing, or (iii) while the Junior Subordinated Debentures are held by VBC Capital, the Company shall be in default with respect to its payment of any obligation under the Guarantee, then the Company will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock or (2) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company (including other Junior Subordinated Debt) that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Junior Subordinated Debentures (other than (a) dividends or distributions in common stock, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee and (d) purchases of common stock related to rights under any of the Company's benefit plans for its directors, officers or employees).

SUBORDINATION

     In the Indenture, the Company has agreed that any Junior Subordinated Debentures will be subordinate and junior in right of payment to all Senior and Subordinated Debt to the extent provided in the Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior and Subordinated Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior and Subordinated Debt before the holders of Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Junior Subordinated Debentures.

     In the event of the acceleration of the maturity of any Junior Subordinated Debentures, the holders of all Senior and Subordinated Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Junior Subordinated Debentures; provided, however, that holders of Subordinated Debt shall not be entitled to receive payment of any such amounts to the extent that such Subordinated Debt is by its terms subordinated to trade creditors.

     No payments on account of principal or interest, if any, in respect of the Junior Subordinated Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior and Subordinated Debt or an event of default with respect to any Senior and Subordinated Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

     "Debt" means with respect to any person, whether recourse is to all or a portion of the assets of such person and whether or not contingent: (i) every obligation of such person for money borrowed; (ii) every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person; (iv) every obligation of such person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such person; and (vi) every obligation of the type referred to in clauses (i) through (v) of another person and all dividends of another person the payment of which, in either case, such person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     "Senior and Subordinated Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Junior Subordinated Debentures; provided, however, that Senior and Subordinated Debt shall not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) any Debt to any employee of the Company, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Junior Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, (v) the Guarantee, and (vi) any other debt securities issued pursuant to the Indenture.

     The Indenture places no limitation on the amount of additional Senior and Subordinated Debt that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior and Subordinated Debt.

DENOMINATIONS, REGISTRATION AND TRANSFER

     The Junior Subordinated Debentures will be represented by global certificates registered in the name of the Depositary or its nominee ("Global Subordinated Debenture"). Beneficial interests in the Junior Subordinated Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary. Except as described below, Junior Subordinated Debentures in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance."

     Unless and until a Global Subordinated Debenture is exchanged in whole or in part for the individual Junior Subordinated Debentures represented thereby, it may not be transferred except as a whole by the Depositary for such Global Subordinated Debenture to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

     A global security shall be exchangeable for Junior Subordinated Debentures registered in the names of persons other than the Depositary or its nominee only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when the Depositary is required to be so registered to act as such depositary, (ii) the Company in its sole discretion determines that such global security shall be so exchangeable or (iii) there shall have occurred and be continuing an Event of Default under the Indenture with respect to such global security. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as the Depositary shall direct. It is expected that such instructions will be based upon directions received by the Depositary from its Participants with respect to ownership of beneficial interests in such global security. In the event that Junior Subordinated Debentures are issued in definitive form, such Junior Subordinated Debentures will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below.

     Payments on Junior Subordinated Debentures represented by a global security will be made to the Depositary, as the depositary for the Junior Subordinated Debentures. In the event Junior Subordinated Debentures are issued in definitive form, principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable, and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other denominations of a like aggregate principal amount, at the corporate office of the Indenture Trustee, or at the offices of any paying agent or transfer agent appointed by the Company, provided that payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Junior Subordinated Debentures are issued in certificated form, the record dates for payment of interest will be the 1st day of the month in which such payment is to be made. For a description of the Depositary and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

     The Company will appoint the Indenture Trustee as securities registrar under the Indenture (the "Securities Registrar"). Junior Subordinated Debentures may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the Securities Registrar. The Company may at any time rescind the designation of any such registrar or approve a change in the location through which any such registrar acts, provided that the Company maintains a registrar in the place of payment. The Company may at any time designate additional registrars with respect to the Junior Subordinated Debentures.

     In the event of any redemption, neither the Company nor the Indenture Trustee shall be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Junior Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

GLOBAL SUBORDINATED DEBENTURE

     Upon the issuance of the Global Subordinated Debenture, and the deposit of such Global Subordinated Debenture with or on behalf of the Depositary, the Depositary for such Global Subordinated Debenture or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Junior Subordinated Debentures represented by such Global Subordinated Debenture to Participants. Ownership of beneficial interests in a Global Subordinated Debenture will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Subordinated Debenture will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Subordinated Debenture.

     So long as the Depositary for a Global Subordinated Debenture, or its nominee, is the registered owner of such Global Subordinated Debenture, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Junior Subordinated Debentures represented by such Global Subordinated Debenture for all purposes under the Indenture governing such Junior Subordinated Debentures. Except as provided below, owners of beneficial interests in a Global Subordinated Debenture will not be entitled to have any of the individual Junior Subordinated Debentures represented by such Global Subordinated Debenture registered in their names, will not receive or be entitled to receive physical delivery of any such Junior Subordinated Debentures in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Payments of principal of and interest on individual Junior Subordinated Debentures represented by a Global Subordinated Debenture registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Subordinated Debenture representing such Junior Subordinated Debentures. None of the Company, the Indenture Trustee, any Paying Agent, or the Securities Registrar for such Junior Subordinated Debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Subordinated Debenture representing such Junior Subordinated Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of the Global Subordinated Debenture representing the Junior Subordinated Debentures, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the Global Subordinated Debenture as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Subordinated Debenture held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Junior

Subordinated Debentures in exchange for the Global Subordinated Debenture. In addition, the Company may at any time and in its sole discretion, determine not to have the Junior Subordinated Debentures represented by one or more Global Subordinated Debentures and, in such event, will issue individual Junior Subordinated Debentures in exchange for the Global Subordinated Debenture. Further, if the Company so specifies with respect to the Junior Subordinated Debentures, an owner of a beneficial interest in a Global Subordinated Debenture representing the Junior Subordinated Debentures may, on terms acceptable to the Company, the Indenture Trustee and the Depositary for such Global Subordinated Debenture, receive individual Junior Subordinated Debentures in exchange for such beneficial interests. In any such instance, an owner of a beneficial interest in a Global Subordinated Debenture will be entitled to physical delivery of individual Junior Subordinated Debentures equal in principal amount to such beneficial interest and to have such Junior Subordinated Debentures registered in its name. Individual Junior Subordinated Debentures so issued will be issued in denominations, unless otherwise specified by the Company, of $25 and integral multiples thereof.

PAYMENT AND PAYING AGENTS

     Payment of principal of and any interest on the Junior Subordinated Debentures will be made at the office of the Indenture Trustee, except that at the option of the Company payment of any interest may be made (i) except in the case of a Global Subordinated Debenture, by check mailed to the address of the person entitled thereto as such address shall appear in the securities register or (ii) by transfer to an account maintained by the person entitled thereto as specified in the securities register, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on Junior Subordinated Debentures will be made to the person in whose name such Junior Subordinated Debenture is registered at the close of business on the regular record date for such interest. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent; however, the Company will at all times be required to maintain a Paying Agent in each place of payment for the Junior Subordinated Debentures.

     Any moneys deposited with the Indenture Trustee or any Paying Agent, or then held by the Company in trust, for the payment of the principal of or interest on the Junior Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable shall, at the request of the Company, be repaid to the Company and the holder of such Junior Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

MODIFICATION OF INDENTURE

     From time to time the Company and the Indenture Trustee may, without the consent of the holders of the Junior Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies (provided that any such action does not materially adversely affect the interests of the holders of the Junior Subordinated Debentures or the Capital Securities so long as they remain outstanding) and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Company and the Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Junior Subordinated Debentures, to modify the Indenture in a manner affecting the rights of the holders of the Junior Subordinated Debentures; provided, that, no such modification may, without the consent of the holder of each outstanding Subordinated Debenture, (i) change the Stated Maturity of the Junior Subordinated Debentures or extend the time of payment of interest thereon (except as described under "Description of Junior Subordinated
Debentures -- General" and "-- Option to Extend Interest Payment Period"), or reduce the principal amount thereof or the rate of interest thereon, or (ii) reduce the percentage of principal amount of Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture, provided that so long as any of the Capital Securities remain outstanding, no such modification may be made that adversely affects the holders of such Capital Securities in any material respect, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default or compliance with any covenant under the Indenture may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Capital Securities unless and until the principal of the Junior Subordinated Debentures and all accrued and unpaid interest thereon have been paid in full and certain other conditions are satisfied.

DEBENTURE EVENTS OF DEFAULT

     The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes a "Debenture Event of Default" with respect to the Junior Subordinated Debentures:

     (i) failure for 30 days to pay any interest on the Junior Subordinated Debentures, when due (subject to the deferral of any due date in the case of an Extension Period); or

     (ii) failure to pay any principal on the Junior Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise; or

     (iii) failure by the Company to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Indenture Trustee or to the Company and the Indenture Trustee by the holders of at least 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures; or

     (iv) certain events in bankruptcy, insolvency or reorganization of the Company, including the voluntary commencement of bankruptcy proceedings, entry of an order for relief against the Company in a bankruptcy proceeding, appointment of a custodian over substantially all of the Company's property, a general assignment for the benefit of creditors, or a court order for liquidation of the Company.

     The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee. The Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Junior Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Indenture Trustee. Should the holders of the Junior Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Capital Securities shall have such right. In case a Debenture Event of Default shall occur and be continuing, the Property Trustee will have the right to declare the principal of and the interest on such Junior Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Junior Subordinated Debentures.

     The Company is required to file annually with the Indenture Trustee a certificate as to whether the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF CAPITAL SECURITIES

     If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the Junior Subordinated Debentures on the date such interest or principal is otherwise payable, a holder of Capital Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Capital Securities of such holder ("Direct Action"). If the right to bring a Direct Action is removed, VBC Capital may become subject to the reporting obligations under the Exchange Act. The Company shall have the right under the Indenture to set-off any payment made to such holder of Capital Securities by the Company in connection with a Direct Action.

     The holders of the Capital Securities would not be able to exercise directly any remedies other than those set forth in the preceding paragraph available to the holders of the Junior Subordinated Debentures unless there shall have been an Event of Default under the Trust Agreement. See "Description of Capital Securities -- Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     The Indenture provides that the Company shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and no Person shall consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless (i) in case the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any state or the District of Columbia, and such successor Person expressly assumes the Company's obligations on the Junior Subordinated Debentures issued under the Indenture;
(ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing; and (iii) certain other conditions as prescribed in the Indenture are met.

     The provisions of the Indenture do not afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Junior Subordinated Debentures.

SATISFACTION AND DISCHARGE

     The Indenture provides that when, among other things, all Junior Subordinated Debentures not previously delivered to the Indenture Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their Stated Maturity within one year, and the Company deposits or causes to be deposited with the Indenture Trustee, in trust, funds for the purpose and in an amount in the currency or currencies in which the Junior Subordinated Debentures are payable sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Indenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity, as the case may be, then the Indenture will cease to be of further effect (except as to the Company's obligations to pay all other sums due pursuant to the Indenture and to provide the officers' certificates and opinions of counsel described therein), and the Company will be deemed to have satisfied and discharged the Indenture.

GOVERNING LAW

     The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of Colorado.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

     The Indenture Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Indenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

COVENANTS OF THE COMPANY

     The Company will covenant in the Indenture, as to the Junior Subordinated Debentures, that if and so long as (i) VBC Capital is the holder of all such Junior Subordinated Debentures, (ii) a Tax Event in respect of VBC Capital has occurred and is continuing and (iii) the Company has elected, and has not revoked such election, to pay Additional Sums (as defined under "Description of the Capital Securities -- Redemption") in respect of the Capital Securities, the Company will pay to VBC Capital such Additional Sums. The Company will also covenant, as to the Junior Subordinated Debentures, (i) to maintain directly or indirectly 100% ownership of the Common Securities of VBC Capital to which Junior Subordinated Debentures have been issued, provided that certain successors which are permitted pursuant to the Indenture may succeed to the Company's ownership of the Common Securities, (ii) not to voluntarily terminate, wind up or liquidate VBC Capital, except upon prior approval of the Federal Reserve if then so required under applicable capital guidelines or policies of the Federal Reserve, and except (a) in connection with a distribution of Junior Subordinated Debentures to the holders of the Capital Securities in liquidation of VBC Capital or (b) in connection with certain mergers, consolidations, or amalgamations permitted by the Trust Agreement and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause VBC Capital to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

                              BOOK-ENTRY ISSUANCE

     The Depositary will act as securities depositary for all of the Capital Securities and the Junior Subordinated Debentures. The Capital Securities and the Junior Subordinated Debentures will be issued only as fully-registered securities registered in the name of Cede & Co. (the Depositary's nominee). One or more fully-registered global certificates will be issued for the Capital Securities and the Junior Subordinated Debentures and will be deposited with the Depositary.

     The Depositary is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its Participants deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.

     Purchases of Capital Securities or Junior Subordinated Debentures within the Depositary system must be made by or through Direct Participants, which will receive a credit for the Capital Securities or Junior Subordinated Debentures on the Depositary's records. The ownership interest of each actual purchaser of each Capital Security and each Junior Subordinated Debenture ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Capital Securities or Junior Subordinated Debentures. Transfers of ownership interests in the Capital Securities or Junior Subordinated Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Capital Securities or Junior Subordinated Debentures, except in the event that use of the book-entry system for the or Junior Subordinated Debentures is discontinued.

     The Depositary has no knowledge of the actual Beneficial Owners of the Capital Securities or Junior Subordinated Debentures; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Capital Securities or Junior Subordinated Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners and the voting rights of Direct Participants, Indirect Participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. as the registered holder of the Capital Securities or Junior Subordinated Debentures. If less than all of the Capital Securities or the Junior Subordinated Debentures are being redeemed, the Depositary will determine by lot or pro rata the amount of the Capital Securities of each Direct Participant to be redeemed.

     Although voting with respect to the Capital Securities or the Junior Subordinated Debentures is limited to the holders of record of the Capital Securities or the Junior Subordinated Debentures, in those instances in which a vote is required, neither the Depositary nor Cede & Co. will itself consent or vote with respect to Capital Securities or Junior Subordinated Debentures. Under its usual procedures, the Depositary would mail an omnibus proxy (the "Omnibus Proxy") to the relevant Trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts such Capital Securities or Junior Subordinated Debentures are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Distribution payments on the Capital Securities or the Junior Subordinated Debentures will be made by the relevant Trustee to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of the Depositary, the relevant Trustee, VBC Capital or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of Distributions to the Depositary is the responsibility of the relevant Trustee, disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     The Depositary may discontinue providing its services as securities depositary with respect to any of the Capital Securities or the Junior Subordinated Debentures at any time by giving reasonable notice to the relevant Trustee and the Company. In the event that a successor securities depositary is not obtained, definitive Capital Securities or Subordinated Debenture certificates representing such Capital Securities or Junior Subordinated Debentures are required to be printed and delivered. The Company, at its option, may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depositary). After a Debenture Event of Default, the holders of a majority in liquidation preference of Capital Securities or aggregate principal amount of Junior Subordinated Debentures may determine to discontinue the system of book-entry transfers through the Depositary. In any such event, definitive certificates for such Capital Securities or Junior Subordinated Debentures will be printed and delivered.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that VBC Capital and the Company believe to be accurate, but VBC Capital and the Company assume no responsibility for the accuracy thereof. Neither VBC Capital nor the Company has any responsibility for the performance by the Depositary or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                            DESCRIPTION OF GUARANTEE

     The Capital Securities Guarantee Agreement (the "Guarantee") will be executed and delivered by the Company concurrently with the issuance of the Capital Securities for the benefit of the holders of the Capital Securities. Wilmington Trust Company will act as trustee under the Guarantee (the "Guarantee Trustee") for the purposes of compliance with the Trust Indenture Act, and the Guarantee will be qualified under the Trust Indenture Act. The following summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee, including the definitions therein of certain terms, and the Trust Indenture Act. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Capital Securities.

GENERAL

     The Guarantee will be an irrevocable guarantee on a subordinated basis of all of VBC Capital's obligations under the Capital Securities, but will apply only to the extent that VBC Capital has funds sufficient to make such payments, and is not a guarantee of collection.

     The Company will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined below) to the holders of the Capital Securities, as and when due, regardless of any defense, right of set-off or counterclaim that VBC Capital may have or assert other than the defense of payment. The following payments with respect to the Capital Securities, to the extent not paid by or on behalf of VBC Capital (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accumulated and unpaid Distributions required to be paid on the Capital Securities, to the extent that VBC Capital has funds on hand available therefor at such time, (ii) the Redemption Price with respect to any Capital Securities called for redemption to the extent that VBC Capital has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of VBC Capital (unless the Junior Subordinated Debentures are distributed to holders of the Capital Securities), the lesser of (a) the Liquidation Distribution and (b) the amount of assets of VBC Capital remaining available for distribution to holders of Capital Securities. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Capital Securities or by causing VBC Capital to pay such amounts to such holders.

     If the Company does not make interest payments on the Junior Subordinated Debentures held by VBC Capital, VBC Capital will not be able to pay Distributions on the Capital Securities and will not have funds legally available therefor. The Guarantee will rank subordinate and junior in right of payment to all Senior and Subordinated Debt of the Company. See "Status of the Guarantee" below. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the Company's obligations under the Guarantee will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and claimants should look only to the assets of the Company for payments thereunder. Except as otherwise described herein, the Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior and Subordinated Debt whether under the Indenture, any other indenture that the Company may enter into in the future, or otherwise.

     The Company has, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement, taken together, fully, irrevocably and unconditionally guaranteed on a subordinated basis all of VBC Capital's obligations under the Capital Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee on a subordinated basis of all of VBC Capital's obligations under the Capital Securities. See "Relationship Among the Capital Securities, the Junior Subordinated Debentures and the Guarantee."

STATUS OF THE GUARANTEE

     The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior and Subordinated Debt in the same manner as the Junior Subordinated Debentures.

     The Guarantee will constitute a guarantee of payment and not of collection. The guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. The Guarantee will be held for the benefit of the holders of the Capital Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by VBC Capital or upon distribution to the holders of the Capital Securities of the Junior Subordinated Debentures to the holders of the Capital Securities. The Guarantee does not place a limitation on the amount of additional Senior and Subordinated Debt that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior and Subordinated Debt.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not materially adversely affect the rights of holders of the Capital Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of such outstanding Capital Securities. See "Description of the Capital
Securities -- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Capital Securities then outstanding.

EVENTS OF DEFAULT

     An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

     Any holder of the Capital Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against VBC Capital, the Guarantee Trustee or any other person or entity.

     The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of the Capital Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

     The Guarantee will terminate and be of no further force and effect upon full payment of the Redemption Price of the Capital Securities, upon full payment of the amounts payable upon liquidation of VBC Capital or upon distribution of Junior Subordinated Debentures to the holders of the Capital Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Capital Securities must restore payment of any sums paid under the Capital Securities or the Guarantee.

GOVERNING LAW

     The Guarantee will be governed by and construed in accordance with the laws of the State of Colorado.

THE EXPENSE AGREEMENT

     Pursuant to the Agreement as to Expenses and Liabilities entered into by the Company under the Trust Agreement (the "Expense Agreement"), the Company will irrevocably and unconditionally guarantee to each person or entity to whom VBC Capital becomes indebted or liable, the full payment of any costs, expenses or liabilities of VBC Capital, other than obligations of VBC Capital to pay to the holders of the Capital Securities or other similar interests in VBC Capital of the amounts due such holders pursuant to the terms of the Capital Securities or such other similar interests, as the case may be.

                 RELATIONSHIP AMONG THE CAPITAL SECURITIES, THE
                JUNIOR SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     Payments of Distributions and other amounts due on the Capital Securities (to the extent VBC Capital has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of Guarantee." Taken together, the Company's obligations under the Junior Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee on a subordinated basis of payments of Distributions and other amounts due on the Capital Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of those documents that has the effect of providing a full, irrevocable and unconditional guarantee on a subordinated basis of VBC Capital's obligations under the Capital Securities. If and to the extent that the Company does not make payments on the Junior Subordinated Debentures, VBC Capital will not pay Distributions or other amounts due on the Capital Securities. The Guarantee does not cover payment of Distributions when VBC Capital does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of the Capital Securities is to institute a legal proceeding directly against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior and Subordinated Debt.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Capital Securities, primarily because: (i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate Liquidation Amount of the Capital Securities and Common Securities; (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Capital Securities; (iii) the Company shall pay for all and any costs, expenses and liabilities of VBC Capital except VBC Capital's obligations to holders of Capital Securities; and (iv) the Trust Agreement further provides that VBC Capital will not engage in any activity that is not consistent with the limited purposes of VBC Capital.

     Notwithstanding anything to the contrary in the Indenture, the Company has the right to set-off any payment it is otherwise required to make thereunder with and to the extent the Company has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF THE CAPITAL SECURITIES UNDER THE GUARANTEE

     A holder of any the Capital Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, VBC Capital or any other person or entity,

     A default or event of default under any Senior and Subordinated Debt would not constitute an Event of Default. However, in the event of payment defaults under, or acceleration of, Senior and Subordinated Debt, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior and Subordinated Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on Junior Subordinated Debentures would constitute an Event of Default.

LIMITED PURPOSE OF VBC CAPITAL

     The Capital Securities evidence a beneficial interest in VBC Capital, and VBC Capital exists for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in Junior Subordinated Debentures. A principal difference between the rights of a holder of the Capital Securities and a holder of a Subordinated Debenture is that a holder of a Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Junior Subordinated Debentures held, while a holder of the Capital Securities is entitled to receive Distributions from VBC Capital (or from the Company under the Guarantee) if and to the extent VBC Capital has funds available for the payment of such Distributions.

RIGHTS UPON TERMINATION

     Upon any voluntary or involuntary termination, winding-up or liquidation of VBC Capital involving the liquidation of the Junior Subordinated Debentures, the holders of Capital Securities will be entitled to receive, out of assets held by VBC Capital, the Liquidation Distribution in cash. See "Description of the Capital Securities--Liquidation Distribution Upon Termination." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Junior Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior and Subordinated Debt as set forth in the Indenture, but entitled to receive payment in full of principal and interest, before any stockholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of VBC Capital (other than VBC Capital's obligations to the holders of its Capital Securities), the positions of a holder of the Capital Securities and a holder of Junior Subordinated Debentures relative to other creditors and to stockholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of Jones & Keller, P.C., counsel to the Company ("Counsel"), the following summary accurately describes the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of Capital Securities. Unless otherwise stated, this summary deals only with Capital Securities held as capital assets by United States Persons (defined below) who purchase the Capital Securities upon original issuance at their original offering price. As used herein, a "United States Person" means a person that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust the income of which is subject to United States federal income taxation regardless of its source; provided, however, that for taxable years beginning after December 31, 1996 (or, if a trustee so elects, for taxable years ending after August 20, 1996), a "United States Person" shall include any trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. The tax treatment of holders may vary depending on their particular situation. This summary does not address all the tax consequences that may be relevant to a particular holder or to holders who may be subject to special tax treatment, such as banks, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, foreign investors or persons that will hold the Capital Securities as part of a position in a "straddle" or as part of a "hedging" or other integrated transaction. In addition, this summary does not include any description of any alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable to a holder of Capital Securities. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting an owner of Capital Securities.

     The following discussion does not discuss the tax consequences that might be relevant to persons that are not United States Persons ("non-United States Persons") . Non-United States Persons should consult their own tax advisors as to the specific United States federal income tax consequences of the purchase, ownership and disposition of Capital Securities.

     The authorities on which this summary is based are subject to various interpretations and the opinions of Counsel are not binding on the Internal Revenue Service ("Service") or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the Service with respect to the transactions described herein. Accordingly, there can be no assurance that the Service will not challenge the opinions expressed herein or that a court would not sustain such a challenge. It is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of Capital Securities may differ from the treatment described below.

     HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CAPITAL SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS. FOR A DISCUSSION OF THE POSSIBLE REDEMPTION OF THE CAPITAL SECURITIES UPON THE OCCURRENCE OF CERTAIN TAX EVENTS, SEE "DESCRIPTION OF CAPITAL SECURITIES -- REDEMPTION."

CLASSIFICATION OF VBC CAPITAL

     In connection with the issuance of the Capital Securities, Counsel is of the opinion that, under current law and assuming compliance with the terms of the Trust Agreement, and based on certain facts and assumptions contained in such opinion, VBC Capital will be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes. As a result, each beneficial owner of the Capital Securities (a "Securityholder") will be treated as owning an undivided beneficial interest in the Junior Subordinated Debentures. Accordingly, each Securityholder will be required to include in its gross income its pro rata share of the interest income or original issue discount that is paid or accrued on the Junior Subordinated Debentures. See "-- Interest Income and Original Issue Discount." No amount included in income with respect to the Capital Securities will be eligible for the dividends received deduction.

CLASSIFICATION OF THE JUNIOR SUBORDINATED DEBENTURES

     The Company intends to take the position that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company under current law, and, by acceptance of a Capital Security, each holder covenants to treat the Junior Subordinated Debentures as indebtedness and the Capital Securities as evidence of an indirect beneficial ownership interest in the Junior Subordinated Debentures. No assurance can be given, however, that such position of the Company will not be challenged by the Service or, if challenged, that such a challenge will not be successful. The remainder of this discussion assumes that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     Except as set forth below, stated interest on the Junior Subordinated Debentures generally will be included in income by a Securityholder at the time such interest income is paid or accrued in accordance with such Securityholder's regular method of tax accounting.

     The Company believes that, under the applicable Treasury regulations, the Junior Subordinated Debentures will not be considered to have been issued with "original issue discount" ("OID") within the meaning of Section 1273(a) of the Code. This is because under recently adopted amendments to the Treasury regulations a "remote" contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with OID. The Company believes that the likelihood of exercising its option to defer payments of interest is "remote" since, among other things, exercising this option would prevent the Company from declaring dividends or distributions on its capital stock. If, however, the Company exercises its right to defer payments of interest on the Junior Subordinated Debentures, the Junior Subordinated Debentures will become OID instruments at such time and all Securityholders will be required to accrue the stated interest on the Junior Subordinated Debentures on a daily basis during the Extension Period, even though the Company will not pay such interest until the end of the Extension Period, and even though some Securityholders may use the cash method of tax accounting. Moreover, thereafter the Junior Subordinated Debentures will be taxed as OID instruments for as long as they remain outstanding. Thus, even after the end of the Extension Period, all Securityholders would be required to continue to include the stated interest on the Junior Subordinated Debentures in income on a daily economic accrual basis, regardless of their method of tax accounting and in advance of receipt of the cash attributable to such interest income. Under the OID economic accrual rules, a Securityholder would accrue an amount of interest income each year that approximates the stated interest payments called for under the Junior Subordinated Debentures, and actual cash payments of interest on the Junior Subordinated Debentures would not be reported separately as taxable income.

     The Treasury regulations described above have not yet been addressed in any rulings or other interpretations by the Service, and it is possible that the Service could take a contrary position. If the Service were to assert successfully that the stated interest on the Junior Subordinated Debentures was OID regardless of whether the Company exercises its right to defer payments of interest on such debentures, all Securityholders would be required to include such stated interest in income on a daily economic accrual basis as described above.

     The Company does not anticipate that Additional Sums (as defined in the Indenture) will be paid. However, if Additional Sums are paid, they will be taxable to the Securityholder as ordinary income (generally as interest income).

DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES TO HOLDERS OF CAPITAL SECURITIES

     Under current law, a distribution by VBC Capital of the Junior Subordinated Debentures as described under the caption "Description of Capital
Securities -- Liquidation and Distribution Upon Termination" will be non-taxable and will result in the Securityholder receiving directly its pro rata share of the Junior Subordinated Debentures previously held indirectly through VBC Capital, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Capital Securities before such distribution. If, however, the liquidation of VBC Capital were to occur because VBC Capital is subject to United States federal income tax with respect to income accrued or received on the Junior Subordinated Debentures as a result of a Tax Event or otherwise, the distribution of Junior Subordinated Debentures to Securityholders by VBC Capital would be a taxable event to VBC Capital and each Securityholder, and a Securityholder would recognize gain or loss as if the Securityholder had sold or exchanged its Capital Securities for the Junior Subordinated Debentures it received upon the liquidation of VBC Capital. See "-- Sales or Redemption of Capital Securities." A Securityholder would recognize interest income in respect of Junior Subordinated Debentures received from VBC Capital in the manner described above under "-- Interest Income and Original Issue Discount."

SALES OR REDEMPTION OF CAPITAL SECURITIES

     Gain or loss will be recognized by a Securityholder on a sale of Capital Securities (including a redemption for cash) in an amount equal to the difference between the amount realized (which for this purpose, will exclude amounts attributable to accrued interest or OID not previously included in income) and the Securityholder's adjusted tax basis in the Capital Securities sold or so redeemed. A Securityholder's adjusted tax basis will be its initial purchase price increased by any accrued OID previously included in such Securityholder's gross income to the date of disposition and decreased by payments (other than stated interest on the Junior Subordinated Debentures that constitutes ordinary income at the time it is paid or accrued) received on the Capital Securities. Gain or loss recognized by a Securityholder on Capital Securities held for more than one year will generally be taxable as long-term capital gain or loss. Amounts attributable to accrued interest with respect to a Securityholder's pro rata share of the Junior Subordinated Debentures not previously included in income will be taxable as ordinary income. Subject to certain limited exceptions, capital losses generally cannot be applied to offset ordinary income for United States federal income tax purposes.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     The amount of interest paid or OID accrued, if any, on the Junior Subordinated Debentures, beneficial ownership of which is reflected in the Capital Securities held of record by United States Persons (other than corporations and other exempt Securityholders), will be reported to the Service. Generally, income on the Capital Securities will be reported to Securityholders on Form 1099, which form should be mailed to Securityholders by January 31 following each calendar year. "Backup" withholding at a rate of 31% will apply to payments of interest to non-exempt United States Persons unless the Securityholder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from a Securityholder under the backup withholding rules will be allowed as a refund or a credit against such Securityholder's United States federal income tax liability, provided the required information is furnished to the Service. Payment of the proceeds from the disposition of Capital Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the Securityholder or beneficial owner establishes an exemption from information reporting and backup withholding.

POSSIBLE TAX LAW CHANGES AFFECTING THE CAPITAL SECURITIES

     On February 6, 1997, the Clinton Administration submitted Revenue Proposals (the "Proposals") to the 105th Congress. If enacted, the Proposals would generally deny deductions for interest on an instrument issued by a publicly traded corporation (a) that has a maximum weighted average maturity of more than 40 years or (b) has a maximum term of more than 15 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. For purposes of determining the weighted average maturity or the term of an instrument, any right to extend would be treated as exercised. The above-described provisions of the Proposals are proposed to be effective generally for instruments issued on or after the date of first Congressional committee action on the Proposals. If either provision were to apply to the Junior Subordinated Debentures, the Company would not be able to deduct interest on the Junior Subordinated Debentures. If the proposed legislation is ultimately enacted and if the effective date provision contained in the Proposals is followed, such legislation would not apply to the Junior Subordinated Debentures. There can be no assurance, however, that current or future legislative proposals or final legislation will not adversely affect the ability of the Company to deduct interest on the Junior Subordinated Debentures or otherwise affect the tax treatment of the transaction described herein. Such a change could give rise to a Tax Event, which may permit the Company, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the
Capital Securities prior to             , 2002. See "Description of the Capital
Securities -- Redemption -- Tax Event Redemption" and "Description of the Junior Subordinated Debentures -- Redemption."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below have severally agreed to purchase from VBC Capital an aggregate of 700,000 Capital Securities in the amounts set forth below opposite their respective names.

                                                                   NUMBER OF
                        UNDERWRITER                            CAPITAL SECURITIES
                        -----------                            ------------------
Dain Bosworth Incorporated.................................
Howe Barnes Investments, Inc...............................
                                                                    -------
          Total............................................         700,000
                                                                    =======

     The Underwriting Agreement provides that the Underwriters' obligations are subject to conditions precedent and that the Underwriters are committed to purchase all of the Capital Securities offered hereby if the Underwriters purchase any Capital Securities.

     The Underwriters have advised the Company and VBC Capital that they propose to offer the Capital Securities to the public at the Price to Public set forth on the cover page of this Prospectus and to selected dealers at such price less
a concession not in excess of $          per Capital Security. The Underwriters
may allow and such dealers may reallow a discount not in excess of $ per Capital Security to certain other brokers and dealers. After the offering, the Price to Public, concession, discount, and other selling terms may be changed by the Underwriters.

     In view of the fact that all of the proceeds from the sale of the Capital Securities will be used to purchase the Junior Subordinated Debentures, the Underwriting Agreement provides that the Company will pay the Underwriters' as compensation for arranging the investment therein of such proceeds, $ per Capital Security.

     Each of the Company and VBC Capital has agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Underwriters have advised VBC Capital that they do not intend to confirm any sales of Capital Securities to any discretionary accounts. In connection with the offer and sale of the Capital Securities, the Underwriters will comply with Rule 2810 under the NASD Conduct Rules.

     Dain Bosworth Incorporated acted as the managing underwriter of the Company's initial public offering in 1994. In connection with that offering, Dain Bosworth Incorporated acquired (and continues to hold) warrants to purchase 20,000 shares of the Company's common stock at $10.20 per share. Such warrants expire in March 1999.

                                 LEGAL MATTERS

     Certain matters of Delaware law relating to the validity of the Capital Securities, the enforceability of the Trust Agreement and the formation of VBC Capital will be passed upon by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to the Company and VBC Capital. The validity of the Guarantee and the Junior Subordinated Debentures will be passed upon for the Company by Jones & Keller, P.C., Denver, Colorado, counsel to the Company. Certain other legal matters regarding regulatory issues affecting the Company will be passed upon for the Company to the Underwriters by Slivka Robinson Waters & O'Dorsio, Denver, Colorado. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Sherman & Howard L.L.C., Denver, Colorado. Jones & Keller, P.C., and Sherman & Howard L.L.C. will rely on the opinions of Richards, Layton & Finger as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for the Company by Jones & Keller, P.C.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 have been included and incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere and incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of accounting for goodwill in 1994.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Shareholders' Equity.............   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Vectra Banking Corporation:

     We have audited the accompanying consolidated balance sheets of Vectra Banking Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vectra Banking Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, a 1995 business combination accounted for as a pooling of interests included a company which changed its method of accounting for goodwill during 1994 as a result of the adoption of the provisions of Statement of Financial Accounting Standards No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions.

                                            /s/ KPMG Peat Marwick LLP

                                            KPMG Peat Marwick LLP
Denver, Colorado
January 31, 1997

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1996         1995
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                  SHARE AMOUNTS)
Cash and due from banks (note 3)............................   $ 32,688     $ 17,320
Securities available for sale, at market value (notes 4, 5,
  8 and 9)..................................................    180,995      170,384
Securities held to maturity, at cost (market value of $263
  and $819 at December 31, 1996 and 1995, respectively)
  (notes 4 and 8)...........................................        263          814
Investment in Federal Home Loan Bank stock (note 8).........      3,610        5,173
Federal funds sold..........................................         --        2,000
Loans (notes 6, 8 and 9)....................................    319,905      206,664
  Less allowance for loan losses............................     (4,238)      (2,493)
                                                               --------     --------
          Net loans.........................................    315,667      204,171
Accrued interest receivable.................................      2,959        2,127
Real estate acquired by foreclosure, net....................        955          919
Premises and equipment, net (notes 7 and 10)................     11,949       10,575
Deferred income taxes, net (note 12)........................      3,036        2,422
Goodwill, net (note 2)......................................      7,975          284
Other assets................................................      1,714        1,617
                                                               --------     --------
          Total assets......................................   $561,811     $417,806
                                                               ========     ========

                        LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
  Demand....................................................   $122,713     $ 80,058
  NOW and money market......................................     88,466       63,704
  Savings...................................................    126,146       99,254
  Time deposits under $100,000..............................     67,617       49,511
  Time deposits of $100,000 and over........................     34,409       14,558
                                                               --------     --------
          Total deposits....................................    439,351      307,085
                                                               --------     --------
Securities and loans sold under agreements to repurchase
  (note 9)..................................................     10,733        7,429
Advances from the Federal Home Loan
  Bank and federal funds purchased (note 8).................     59,700       70,345
Notes payable (note 10).....................................      4,050        1,051
Accounts payable and other liabilities......................      2,542        1,711
                                                               --------     --------
          Total liabilities.................................    516,376      387,621
                                                               --------     --------
Shareholders' equity (notes 2 and 11):
  Preferred stock, $.10 par value, 1,000,000 shares
     authorized:
     805,000 shares of Series A Cumulative Preferred issued
      and outstanding (liquidation preference of $8,050)....      8,050        8,050
     109,709 shares of $100 Series A Convertible Preferred
      issued and outstanding (liquidation preference of
      $10,971)..............................................     10,971           --
  Common stock, $.01 par value: 7,000,000 shares authorized;
     3,202,412 and 3,195,279 shares issued and outstanding
     at December 31, 1996 and 1995, respectively............         32           32
  Capital in excess of par value............................     25,716       25,572
  Retained earnings.........................................      4,441          170
  Unrealized loss on securities available for sale, net of
     income tax effect of $2,246 and $2,194 at December 31,
     1996 and 1995, respectively............................     (3,775)      (3,639)
                                                               --------     --------
          Total shareholders' equity........................     45,435       30,185
                                                               --------     --------
Commitments and contingencies (note 14)
          Total liabilities and shareholders' equity........   $561,811     $417,806
                                                               ========     ========

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1996        1995        1994
                                                              --------    --------    --------
                                                              (IN THOUSANDS, EXCEPT SHARE AND
                                                                     PER SHARE AMOUNTS)
Interest income:
  Interest and fees on loans................................   $26,497     $20,133     $16,042
  Interest on investments and federal funds sold............    11,460      14,120      12,501
                                                               -------     -------     -------
         Total interest income..............................    37,957      34,253      28,543
                                                               -------     -------     -------
Interest expense:
  Interest on deposits:
    NOW, money market and savings accounts..................     6,902       5,567       4,532
    Time deposits under $100,000............................     3,089       2,305         695
    Time deposits of $100,000 and over......................     1,132         638         289
  Securities and loans sold under agreements to
    repurchase..............................................       352         240         116
  Advances from the Federal Home Loan Bank and federal funds
    purchased...............................................     3,547       7,483       5,420
  Notes payable.............................................       208          97         120
                                                               -------     -------     -------
         Total interest expense.............................    15,230      16,330      11,172
                                                               -------     -------     -------
         Net interest income................................    22,727      17,923      17,371
Provision for loan losses (note 6)..........................       916         795         794
                                                               -------     -------     -------
         Net interest income after provision for loan
           losses...........................................    21,811      17,128      16,577
                                                               -------     -------     -------
Other income:
  Service fees on deposit accounts..........................     3,231       2,615       2,690
  Net gain on sales of loans................................     1,441       1,004         582
  Gain on sale of securities available for sale.............       118         467          44
  Loss on sale of securities available for sale.............      (312)       (487)        (38)
  Loss on transfer of securities to trading from available
    for sale................................................      (154)         --          --
  Other.....................................................       169         221         229
                                                               -------     -------     -------
         Total other income.................................     4,493       3,820       3,507
                                                               -------     -------     -------
Other expenses:
  Salaries and employee benefits............................   $10,228     $ 8,444     $ 7,769
  Occupancy, net............................................     2,655       2,349       2,220
  Marketing and promotion...................................     1,147       1,205         852
  Professional services.....................................       421         747         569
  Printing, supplies and postage............................       824         656         601
  Credit quality including write downs of real estate
    acquired by foreclosure.................................       404         533         494
  Data processing...........................................       507         492         488
  FDIC and state bank assessments...........................        66         383         665
  Telephone.................................................       428         326         271
  Amortization of intangible assets (note 2)................       231          29         348
  Other.....................................................     1,007         707         775
                                                               -------     -------     -------
         Total other expenses...............................    17,918      15,871      15,052
                                                               -------     -------     -------
         Earnings before income taxes and cumulative effect
           of change in accounting..........................     8,386       5,077       5,032
Income tax expense (note 12)................................     2,941       1,774         820
                                                               -------     -------     -------
         Earnings before cumulative effect of change in
           accounting.......................................     5,445       3,303       4,212
Cumulative effect of change in accounting for goodwill (note
  1)........................................................        --          --      (1,537)
                                                               -------     -------     -------
         Net earnings.......................................     5,445       3,303       2,675
Preferred stock dividends (note 11).........................     1,174         765         579
                                                               -------     -------     -------
         Net earnings available to common shareholders......   $ 4,271     $ 2,538     $ 2,096
                                                               =======     =======     =======
Earnings per share (note 17):
  Earnings before cumulative effect of change in
    accounting..............................................   $  1.31     $   .79     $  1.20
  Cumulative effect of change in accounting.................        --          --        (.51)
                                                               -------     -------     -------
         Earnings per common share and common equivalent
           share............................................   $  1.31     $   .79     $   .69
                                                               =======     =======     =======
         Earnings per common share assuming full dilution...   $  1.26     $   .78     $   .69
                                                               =======     =======     =======

          See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                               PREFERRED STOCK
                                  ------------------------------------------
                                          NUMBER OF SHARES
                                  --------------------------------                COMMON STOCK      CAPITAL IN   RETAINED
                                                        SERIES A               ------------------   EXCESS OF    EARNINGS
                                   1989     SERIES A   CONVERTIBLE   AMOUNT     SHARES     AMOUNT   PAR VALUE    (DEFICIT)
                                  -------   --------   -----------   -------   ---------   ------   ----------   ---------
                                                            (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
BALANCES AT JANUARY 1, 1994.....   26,465        --           --     $   477   2,538,479    $25       21,508       (4,464)
Redemption and cancellation of
  preferred stock for cash
  (note 11).....................  (25,080)       --           --        (477)         --     --           --           --
Common stock issued for cash in
  initial public offering, net
  of offering costs (note 11)...       --        --           --          --     923,770      9        6,412           --
Preferred stock issued for cash
  in initial public offering,
  net of offering costs (note
  11)...........................       --   805,000           --       8,050          --     --           --           --
Redemption and cancellation of
  common stock for cash
  (note 11).....................       --        --           --          --    (270,000)    (2)      (2,401)          --
Exercise of common stock
  options.......................       --        --           --          --       3,030     --           20           --
Amortization of restricted stock
  grants........................       --        --           --          --          --     --           25           --
Dividends on preferred stock....       --        --           --          --          --     --           --         (579)
Cancellation of treasury
  stock.........................   (1,385)       --           --          --          --     --          (18)          --
Change in unrealized loss on
  securities available for sale,
  net of income tax effect......       --        --           --          --          --     --           --           --
        Net earnings............       --        --           --          --          --     --           --        2,675
                                  -------   -------      -------     -------   ---------    ---       ------       ------
BALANCES AT DECEMBER 31, 1994...       --   805,000           --       8,050   3,195,279     32       25,546       (2,368)
Amortization of restricted stock
  grants........................       --        --           --          --          --     --           26           --
Dividends on preferred stock....       --        --           --          --          --     --           --         (765)
Change in unrealized loss on
  securities available for sale,
  net of income tax effect......       --        --           --          --          --     --           --           --
        Net earnings............       --        --           --          --          --     --           --        3,303
                                  -------   -------      -------     -------   ---------    ---       ------       ------
BALANCES AT DECEMBER 31, 1995...       --   805,000           --       8,050   3,195,279     32       25,572          170
Preferred stock issued in
  acquisition (notes 2 and
  11)...........................       --        --      109,709      10,971          --     --           --           --
Exercise of common stock
  options.......................       --        --           --          --       3,633     --           35           --
Amortization of restricted stock
  grants and issuance of
  shares........................       --        --           --          --       3,500     --           11           --
Dividends on preferred stock....       --        --           --          --          --     --           --       (1,174)
Change in unrealized loss on
  securities available for sale,
  net of income tax effect......       --        --           --          --          --     --           --           --
        Net earnings............       --        --           --          --          --     --           --        5,445
Tax benefit of restricted stock
  grants........................       --        --           --          --          --     --           98           --
                                  -------   -------      -------     -------   ---------    ---       ------       ------
BALANCES AT DECEMBER 31, 1996...       --   805,000      109,709     $19,021   3,202,412    $32       25,716        4,441
                                  =======   =======      =======     =======   =========    ===       ======       ======

                                  UNREALIZED
                                   LOSS ON
                                  SECURITIES
                                  AVAILABLE                   TOTAL
                                  FOR SALE,    TREASURY   SHAREHOLDERS'
                                     NET        STOCK        EQUITY
                                  ----------   --------   -------------
                                  (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
BALANCES AT JANUARY 1, 1994.....      (176)      (17)        17,353
Redemption and cancellation of
  preferred stock for cash
  (note 11).....................        --        --           (477)
Common stock issued for cash in
  initial public offering, net
  of offering costs (note 11)...        --        --          6,421
Preferred stock issued for cash
  in initial public offering,
  net of offering costs (note
  11)...........................        --        --          8,050
Redemption and cancellation of
  common stock for cash
  (note 11).....................        --        --         (2,403)
Exercise of common stock
  options.......................        --        --             20
Amortization of restricted stock
  grants........................        --        --             25
Dividends on preferred stock....        --        (1)          (580)
Cancellation of treasury
  stock.........................        --        18             --
Change in unrealized loss on
  securities available for sale,
  net of income tax effect......    (7,491)       --         (7,491)
        Net earnings............        --        --          2,675
                                    ------       ---         ------
BALANCES AT DECEMBER 31, 1994...    (7,667)       --         23,593
Amortization of restricted stock
  grants........................        --        --             26
Dividends on preferred stock....        --        --           (765)
Change in unrealized loss on
  securities available for sale,
  net of income tax effect......     4,028        --          4,028
        Net earnings............        --        --          3,303
                                    ------       ---         ------
BALANCES AT DECEMBER 31, 1995...    (3,639)       --         30,185
Preferred stock issued in
  acquisition (notes 2 and
  11)...........................        --        --         10,971
Exercise of common stock
  options.......................        --        --             35
Amortization of restricted stock
  grants and issuance of
  shares........................        --        --             11
Dividends on preferred stock....        --        --         (1,174)
Change in unrealized loss on
  securities available for sale,
  net of income tax effect......      (136)       --           (136)
        Net earnings............        --        --          5,445
Tax benefit of restricted stock
  grants........................        --        --             98
                                    ------       ---         ------
BALANCES AT DECEMBER 31, 1996...    (3,775)       --         45,435
                                    ======       ===         ======

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEARS ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                1996        1995         1994
                                                              --------    ---------    ---------
                                                                        (IN THOUSANDS)
Cash flows from operating activities:
  Interest received.........................................  $ 37,875    $  34,898    $  27,311
  Interest paid.............................................   (15,344)     (16,088)     (11,109)
  Fees and other income received............................     4,845        2,836        2,899
  Proceeds from sale of loans held for sale.................    45,802       21,562       20,503
  Proceeds from sales of trading securities.................     1,989           --           --
  Originations of loans held for sale.......................   (44,758)     (21,769)     (19,805)
  Payments to employees and suppliers.......................   (17,031)     (15,320)     (13,967)
  Income taxes paid.........................................    (2,812)      (1,710)        (242)
                                                              --------    ---------    ---------
        Net cash provided by operating activities...........    10,566        4,349        5,590
                                                              --------    ---------    ---------
Cash flows from investing activities, net of effects of
  acquisitions:
  Net loan originations and collections.....................   (41,759)     (24,310)     (40,353)
  Net assets acquired in business combinations, net of cash
    acquired (note 2).......................................    (5,160)        (306)          --
  Decrease (increase) in federal funds sold.................    13,900       (1,190)       2,620
  Proceeds from sale of real estate acquired by
    foreclosure.............................................       504          749          246
  Purchase of premises and equipment........................      (906)        (977)        (577)
  Purchase of securities available for sale.................   (40,175)      (6,007)    (164,775)
  Purchase of securities held to maturity...................        --       (3,675)     (10,820)
  Purchase of Federal Home Loan Bank stock..................    (3,937)        (258)      (4,757)
  Proceeds from sale of Federal Home Loan Bank stock........     5,500        3,928           --
  Proceeds from maturities of securities available for
    sale....................................................    16,074        6,666       15,857
  Proceeds from maturities of securities held to maturity...       563        6,033        4,319
  Proceeds from sale of securities available for sale.......    29,804       65,425       20,560
  Other.....................................................        36        1,870           31
                                                              --------    ---------    ---------
        Net cash provided (used) by investing activities,
          net of effects of acquisitions....................   (25,556)      47,948     (177,649)
                                                              --------    ---------    ---------
Cash flows from financing activities:
  Net increase in deposits..................................    35,839       38,901       18,073
  FHLB advances having maturities greater than three
    months..................................................        --       90,000       85,000
  Repayment of FHLB advances having maturities greater than
    three months............................................   (23,000)    (117,000)     (13,000)
  Net increase (decrease) in other FHLB advances............    12,355      (64,845)      70,690
  Net increase in securities and loans sold under agreement
    to repurchase...........................................     3,304        1,541        2,835
  Proceeds from note payable................................     4,050           --           --
  Repayment of notes payable................................    (1,051)         (58)        (968)
  Proceeds from issuance of common and preferred stock,
    net.....................................................        35           --       14,491
  Common and preferred stock redemption.....................        --           --       (2,881)
  Preferred stock dividends.................................    (1,174)        (765)        (579)
                                                              --------    ---------    ---------
        Net cash provided (used) by financing activities....    30,358      (52,226)     173,661
                                                              --------    ---------    ---------
        Net increase in cash and due from banks.............    15,368           71        1,602
Cash and due from banks at beginning of year................    17,320       17,249       15,647
                                                              --------    ---------    ---------
Cash and due from banks at end of year......................  $ 32,688    $  17,320    $  17,249
                                                              ========    =========    =========
Reconciliation of net earnings to net cash provided by
  operating activities:
  Net earnings..............................................  $  5,445    $   3,303    $   2,675
  Cumulative effect of change in accounting for goodwill....        --           --        1,537
  Provision for loan losses.................................       916          795          794
  Net amortization of premiums and discounts on securities
    and loans...............................................       110           33           20
  Depreciation and amortization of premises and equipment...     1,074          923          892
  Amortization of intangible assets.........................       231           29          348
  Deferred income tax expense (benefit).....................      (464)         314          501
  Decrease (increase) in accrued interest receivable........      (193)         613       (1,276)
  Decrease (increase) in loans held for sale................     1,044       (1,211)         116
  Net change in other assets, accounts payable and other
    liabilities.............................................        66         (486)          37
  Net (gain) loss on sale or transfer of securities.........       348           20           (6)
  Securities transferred to trading from available for
    sale....................................................     1,989           --           --
  Other.....................................................        --           16          (48)
                                                              --------    ---------    ---------
        Net cash provided by operating activities...........  $ 10,566    $   4,349    $   5,590
                                                              ========    =========    =========
Supplemental schedule of noncash investing and financing
  activities and other information:
  Premises acquired in exchange for note payable and other
    liabilities.............................................  $     --    $     262    $      --
                                                              ========    =========    =========
  Real estate acquired by foreclosure.......................  $    330    $     321    $     711
                                                              ========    =========    =========

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Summarized below are the significant accounting policies followed by Vectra Banking Corporation and subsidiaries (Vectra or the Company) in the determination of financial position, results of operations or cash flows.

  Organization and Basis of Financial Statement Presentation

     Vectra was organized March 23, 1988, under the laws of the State of Colorado and has been engaged in the management and operation of financial institutions located in the Denver/Boulder market area. The Company offers a full range of loan and deposit products to local consumers and commercial businesses.

     The consolidated financial statements include the accounts of Vectra and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Securities

     The Company accounts for securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). SFAS 115 addresses the accounting and reporting for all investments in debt securities and equity securities that have readily determinable fair values. Under SFAS 115, investments are classified into three categories and accounted for as follows:

          Held-to-Maturity -- This category includes debt securities that the Company has the positive intent and ability to hold to maturity. All securities in this category are recorded at amortized historical cost.

          Trading Securities -- These securities are purchased and sold for the purpose of generating profits on short-term differences in market prices and are recorded at fair value, with any unrealized gains and losses being reflected in earnings.

          Available-for-Sale -- These securities do not meet the classification criteria for Held-to-Maturity or Trading Securities and are recorded at fair value with any unrealized gains and losses, net of income tax effect, being reflected as a separate component of shareholders' equity.

     SFAS 115 does not affect the accounting for amortization of premiums and accretion of discounts.

     Securities held to maturity are recorded at cost and are adjusted for amortization of premiums and accretion of discounts.

     Amortization and accretion are computed using the estimated effective interest method. Gains or losses on sales of securities are recognized upon disposal. The adjusted cost of specific securities sold is used to compute realized gains or losses.

     Securities available for sale are recorded at fair value based upon quotes from brokers who actively participate in the relevant securities' markets or from other pricing services.

     A substantial portion of Vectra's securities are collateralized mortgage obligations and mortgage backed securities. These investments are usually purchased at a premium or discount to their stated or par value. The yield on these investments is impacted by changes in the prepayments of the mortgages underlying the securities. When prepayments accelerate, premiums or discounts must be amortized against interest income at an accelerated rate thereby changing the yield on the securities. A substantial portion of Vectra's securities are guaranteed as to the payment of principal and interest (but not premiums) by U.S. government sponsored entities.

  Loans and Interest Income

     Interest on loans is accrued daily on the principal balance outstanding. Unearned income, net of direct origination costs on loans, is recognized in interest income over the terms of the loans using a method that approximates the effective interest method. Loans on which payments are past due 90 days or more are placed on nonaccrual status, unless both interest and principal are adequately secured or the loans are in the process of renewal.

     Loans held for sale are recorded at the lower of cost or market value. Gains or losses on sales of loans are recognized based on the carrying amount or allocated basis of the specific loans sold.

  Impairment of Loans and Allowance for Loan Losses

     Vectra's lending personnel are responsible for the continuous monitoring of the quality of its loan portfolio. The loan portfolios are also monitored monthly and examined by the Company's loan review personnel. These reviews assist in the identification of potential and probable losses, and in the determination of the level of the allowance for loan losses. The allowance for loan losses is based primarily on management's estimates of possible loan losses from these procedures and historical experience. These estimates involve judgments and a certain level of subjectivity and may be adjusted in the future depending on economic conditions.

     The Company adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a
Loan -- Income Recognition and Disclosures, (collectively, SFAS 114) effective January 1, 1995. SFAS 114 requires that certain impaired loans be measured based on the present value of expected cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

     The Company had previously measured the allowance for loan losses using methods similar to those prescribed in SFAS 114. Accordingly, the adoption of SFAS 114 did not result in any additional allowance for loan losses as of January 1, 1995.

     State and federal regulatory agencies, as an integral part of their examination process, periodically review Vectra's loans and allowance for loan losses. Such agencies may require the Company to record additional provisions for losses based upon their evaluation of information available at the time of their examinations.

  Real Estate and Other Assets Acquired by Foreclosure including In-Substance Foreclosures

     Real estate and other assets acquired in satisfaction of indebtedness and loans accounted for as in-substance foreclosures are recorded at the lower of estimated fair value or the loan amount. Fair value is determined primarily based on independent appraisals. Loan losses arising in connection with the acquisition of such property are charged against the allowance for loan losses. Subsequent declines in value are charged to operating expense.

     Costs incurred in connection with improvements to the properties are capitalized until such costs result in an amount equal to fair value. In accordance with SFAS 114, a loan is classified as an in-substance foreclosure only when the Company has taken possession of the collateral regardless of whether formal repossession has taken place. At December 31, 1996 and 1995, loans accounted for as in-substance foreclosures were not significant.

     Expenses of holding foreclosed property, including operating and selling expenses, net of rental income, are generally charged against operations as incurred. Gains and losses on disposition of these properties are recognized in the year in which the sales occur.

  Premises and Equipment

     Land, buildings, leasehold improvements, and furniture and equipment are recorded at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, or the lease term for leasehold improvements. Lives generally range from 3 to 7 years for furniture and equipment and 25 to 30 years for buildings and improvements.

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121), on January 1, 1996. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of SFAS 121 did not have a significant impact on the Company's financial position, results of operations, or liquidity.

  Change in Accounting

     In connection with the acquisition of First National Bank of Denver by First Denver Corporation (FDC) (see note 2) in October 1981, goodwill in the amount of $2,196,000 was recorded by FDC. The goodwill was primarily the result of the fair value of liabilities assumed exceeding the fair value of identifiable assets acquired, and was originally being amortized using the straight-line method over 40 years. During 1994, FDC changed its method of accounting for goodwill through the adoption of the provisions of SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions (SFAS 72), as provided by Emerging Issues Task Force Issue No. 89-19, Accounting for a Change in Goodwill Amortization for Business Combinations Initiated Prior to the Effective Date of FASB Statement No. 72. SFAS 72 requires that goodwill resulting from the fair value of liabilities assumed exceeding the fair value of identifiable assets acquired be amortized using the interest method over a period no longer than the discount on the long-term interest-bearing assets acquired. Accordingly, under SFAS 72, the aforementioned goodwill would be completely amortized prior to January 1, 1994.

     The cumulative effect of this change in accounting, which was applied as of January 1, 1994, was a decrease in net earnings of $1,537,000. The cumulative effect of the change in accounting was not tax-effected, as the amortization of the goodwill was not deductible for tax purposes. The effect of the change in 1994 was not significant and pro forma net earnings for 1994, assuming the change in accounting was applied retroactively, are not significantly different from Vectra's historical net earnings.

  Income Taxes

     The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109), which prescribes the use of the asset and liability method of accounting for deferred income taxes.

  Shareholders' Equity and Earnings Per Share

     Primary earnings per common share and common equivalent share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares and common equivalent shares outstanding during the period, adjusted for the shares issued in connection with the business combination with FDC discussed in note 2. Earnings per common share assuming full dilution is computed by dividing net earnings less the dividends on the Series A Cumulative Preferred Stock by the sum of weighted average common shares and common equivalent shares outstanding plus the weighted average of other dilutive securities assumed to have been outstanding.

  Reclassifications

     Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

(2) BUSINESS COMBINATIONS

     Effective November 13, 1995, Vectra acquired all of the outstanding common stock of FDC in exchange for 508,889 shares of Vectra common stock. The combination has been accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements reflect the combined financial condition, results of operations and cash flows of Vectra and FDC as of and for all periods presented. In addition, shares issued in connection with the combination have been included as issued and outstanding in 1995 and 1994.

     On June 18, 1996, the Company acquired Southwest State Bank (Southwest) and its parent Bank Land Company for $22.23 million consisting of $10.97 million in a new issue of $100 Series A Convertible Preferred Stock and $11.26 million cash. Southwest was a commercial bank operating at a single location in Denver. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of Southwest have been included in Vectra's consolidated financial statements from June 18, 1996. The excess of the purchase price over the fair value of the identifiable assets acquired of $7.93 million has been recorded as goodwill and is being amortized using the straight-line method over 25 years.

     The following unaudited pro forma financial information presents the combined results of operations of Vectra and Southwest as if the acquisition had occurred as of January 1, 1996 and 1995, after giving effect to certain adjustments, including amortization of goodwill. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Vectra and Southwest been combined during the periods.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                1996           1995
                                                              ---------      ---------
                                                                (UNAUDITED, AMOUNTS
                                                                IN THOUSANDS, EXCEPT
                                                                 PER SHARE AMOUNTS)
Net interest income.........................................    $25,256        $23,890
                                                                =======        =======
Provision for loan losses...................................    $ 1,413        $   930
                                                                =======        =======
Net earnings................................................    $ 5,663        $ 4,851
                                                                =======        =======
Earnings per common share and common equivalent share.......    $  1.26        $  1.03
                                                                =======        =======
Earnings per common share assuming full dilution............    $  1.20        $  1.01
                                                                =======        =======

     During 1995, the Company acquired the net assets of MacWest Mortgage, a mortgage origination operation, for total cash consideration of approximately $300,000. The acquisition was accounted for using the purchase method.

(3) CASH AND DUE FROM BANKS

     The Federal Reserve Board requires banks to maintain reserve balances composed of cash on hand and balances maintained at the Federal Reserve Bank. These reserve balances are based primarily on deposit levels and totaled approximately $6,732,000 and $3,345,000 at December 31, 1996 and 1995.

(4) SECURITIES

     Securities classified as available for sale at December 31, 1996, are summarized as follows:

                                                AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                  COST        GAINS        LOSSES      VALUE
                                                ---------   ----------   ----------   --------
                                                                (IN THOUSANDS)
U.S. Treasuries...............................  $  4,967       $  8       $    (3)    $  4,972
U.S. Government sponsored entities (note 5)...    35,621        123          (466)      35,278
Municipal securities..........................     2,449         14            (2)       2,461
Collateralized mortgage obligations...........   131,533          5        (5,810)     125,728
Mortgage backed securities....................     8,812         78            --        8,890
SBA loan pools................................     2,164         33            --        2,197
Other.........................................     1,469         --            --        1,469
                                                --------       ----       -------     --------
                                                $187,015..     $261       $(6,281)    $180,995
                                                ========       ====       =======     ========

     Securities classified as held to maturity at December 31, 1996, which primarily mature beyond ten years, are summarized as follows:

                                                   AMORTIZED   UNREALIZED   UNREALIZED   MARKET
                                                     COST        GAINS        LOSSES     VALUE
                                                   ---------   ----------   ----------   ------
                                                                  (IN THOUSANDS)
Private placement bonds..........................    $200         $--          $--         200
Asset-backed receivables.........................      63          --           --          63
                                                     ----         ---          ---        ----
                                                     $263         $--          $--        $263
                                                     ====         ===          ===        ====

     Securities classified as available for sale at December 31, 1995, are summarized as follows:

                                             AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                               COST        GAINS        LOSSES      VALUE
                                             ---------   ----------   ----------   --------
                                                             (IN THOUSANDS)
U.S. Treasuries............................  $  5,032       $  9       $    --     $  5,041
U.S. Government sponsored entities (note
  5).......................................    12,377          4          (969)      11,412
Collateralized mortgage obligations........   147,508        108        (5,174)     142,442
Mortgage-backed securities.................     6,183        126            (4)       6,305
SBA loan pools.............................     4,290         69            --        4,359
Other......................................       825         --            --          825
                                             --------       ----       -------     --------
                                             $176,215       $316       $(6,147)    $170,384
                                             ========       ====       =======     ========

     Securities classified as held to maturity at December 31, 1995, are summarized as follows:

                                                AMORTIZED   UNREALIZED   UNREALIZED   MARKET
                                                  COST        GAINS        LOSSES     VALUE
                                                ---------   ----------   ----------   ------
                                                               (IN THOUSANDS)
Private placement bonds.......................    $415         $--          $--        $415
Asset-backed receivables......................     399           5           --         404
                                                  ----         ---          ---        ----
                                                  $814         $ 5          $--        $819
                                                  ====         ===          ===        ====

     During 1996 the Company transferred $2.0 million of securities classified as available for sale into trading classifications.

     Securities with a carrying value of approximately $35.2 million and $10.7 million at December 31, 1996 and 1995, respectively, were pledged to secure public and trust deposits and securities sold under agreements to repurchase. Securities with a carrying value of approximately $144.1 million and $165.1 million at December 31, 1996 and 1995, respectively, were pledged to secure FHLB advances.

     The following summary of securities available for sale at December 31, 1996 provides information on expected maturities as well as the amount of fixed and variable rate securities:

                                                      AMORTIZED COSTS
                                          ----------------------------------------
                                           FIXED    VARIABLE               MARKET
                                           RATE       RATE      TOTAL      VALUE
                                          -------   --------   --------   --------
                                                       (IN THOUSANDS)
Within one year.........................  $ 7,602   $  7,716   $ 15,318   $ 15,858
One to five years.......................   30,248     15,663     45,911     45,659
Five to ten years.......................      778     27,401     28,179     27,065
Over ten years..........................    1,393     96,214     97,607     92,413
                                          -------   --------   --------   --------
                                          $40,021   $146,994   $187,015   $180,995
                                          =======   ========   ========   ========

     The maturities of mortgage-related and other amortizing securities included in the preceding schedule were estimated based on recent prepayment experience and expected future prepayment rates. Most of the Company's securities are variable rate securities, which have interest reset dates that range from monthly to annually with monthly being the most prevalent.

     Substantially all of the Company's variable rate securities are subject to interest rate ceilings. At December 31, 1996, the excess of the rate ceilings over the current rates ranged from 2% to 5%, with the majority of the excesses being in the 3% to 4.5% range over current rates. The market values of these securities would likely decline if the current rates increased to the ceiling levels or higher. Accordingly, the Company may be subject to market value risk if interest rates increase significantly. Because substantially all of the securities are issued or backed by U.S. government agencies, management believes that the credit risk associated with the portfolio is minimal.

(5) DERIVATIVE FINANCIAL INSTRUMENTS

     Under SFAS 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments, a derivative is defined as a futures, forward, interest rate swap, or option contract, or other financial instrument with similar characteristics. Examples of other financial instruments with characteristics similar to option contracts include interest rate caps or floors and fixed-rate loan commitments. This definition excludes all on-balance sheet receivables and payables, including those that derive their values or contractually required cash flows from the price of some other security or index, such as mortgage backed securities, interest-only and principal-only obligations, and indexed debt instruments. Management has identified the following securities held at December 31, 1996 and 1995 that it believes qualify as derivatives, as defined in SFAS 119:

                                                                                                    DECEMBER 31, 1996
                                                            INTEREST    FREQUENCY             ------------------------------
       ISSUER/         PURCHASE   MATURITY    UNDERLYING      RATE       OF RATE     FACE     CURRENT   MARKET    UNREALIZED
     DESCRIPTION         DATE       DATE         INDEX      CAP/FLOOR    CHANGES     VALUE    COUPON     VALUE       LOSS
     -----------       --------   --------   -------------  ---------   ---------   -------   -------   -------   ----------
FHLB
 structured notes....    6/93       6/97     dual-indexed   24%/0%      6 months    $ 5,750    5.38%    $ 5,348      (403)
FHLB
 structured notes....    9/93       9/98     3 month-LIBOR  24%/0%      Quarterly     5,000    5.41%      4,948       (52)
                                                                                    -------             -------     -----
       Total.........                                                               $10,750             $10,296      (454)

                             DECEMBER 31, 1995
                       -----------------------------
       ISSUER/         CURRENT   MARKET   UNREALIZED
     DESCRIPTION       COUPON    VALUE       LOSS
     -----------       -------   ------   ----------
FHLB
 structured notes....   4.94%    $5,060      (690)
FHLB
 structured notes....   3.31%     4,725      (275)
                                 ------     -----
       Total.........            $9,785      (965)

     It is the Company's current intention to hold these notes to maturity, unless market conditions change that would warrant sale. The Company classifies these securities as available for sale which are reported at estimated market value.

(6) LOANS

     Loans at December 31, consist of the following :

                                                                1996        1995
                                                              --------    --------
                                                                 (IN THOUSANDS)
Commercial..................................................  $ 81,668    $ 58,272
Real estate -- mortgage:
  Commercial................................................   110,093      51,175
  Home equity loans.........................................    20,659      23,438
  Consumer second and first mortgage........................    44,676      26,985
Residential real estate -- construction.....................    23,257      21,818
Installment and revolving lines of credit...................    37,061      21,452
Loans held for sale.........................................     2,864       3,916
                                                              --------    --------
          Total face amount of loans........................   320,278     207,056
Deferred fees, discounts, and costs, net....................      (373)       (392)
                                                              --------    --------
  Carrying value of loans...................................   319,905     206,664
Less allowance for loan losses..............................    (4,238)     (2,493)
                                                              --------    --------
          Net loans.........................................  $315,667    $204,171
                                                              ========    ========

     The principal balance of loans on which the accrual of interest had been discontinued totaled $1,247,000, $1,292,000 and $829,000 at December 31, 1996,
1995 and 1994, respectively. If interest on these loans had been accrued, such income would have amounted to approximately $62,000, $85,000 and $71,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     Substantially all loans are to borrowers located in Vectra's Denver/Boulder market area. Commercial loan borrowers are generally small to medium-sized corporations, partnerships and sole proprietors in a wide variety of businesses. Loans to individuals are both secured and unsecured. Real estate secured loans are fixed or variable rate and include both amortizing and revolving line of credit loans.

     Commercial real estate loans include loans made to commercial customers where the collateral for the loan is, among other things, real estate owned by the business or its owners. Accordingly, certain of these loans can be characterized as loans for commercial purposes other than to finance real estate which are secured by real estate.

     Loans held for sale consist of mortgage loans and guaranteed portions of Small Business Administration guaranteed loans which are generally sold within 30 days. Market value equals or exceeds carrying value for these loans.

     Loans totaling $44,406,000 and $34,033,000 at December 31, 1996 and 1995,
respectively, were pledged to secure public and trust deposits, FHLB advances and loans sold under agreements to repurchase.

     Transactions in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994 were as follows:

                                                            1996      1995      1994
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Allowance for loan losses at beginning of year...........  $2,493    $1,999    $2,324
Acquired through acquisition.............................   1,346        --        --
Provision for losses.....................................     916       795       794
Loans charged off........................................    (659)     (560)   (1,292)
Recoveries...............................................     142       259       173
                                                           ------    ------    ------
Allowance for loan losses at end of year.................  $4,238    $2,493    $1,999
                                                           ======    ======    ======

     As of December 31, 1996 and 1995, the Company's recorded investment in impaired loans was approximately $1,270,000 and $1,350,000, respectively. The related valuation allowance calculated under SFAS 114 totaled approximately $178,000 and $139,000, respectively and is included in the allowance for loan losses above. The average recorded investment in impaired loans for the years ended December 31, 1996 and 1995, was $1,440,000 and $985,000, respectively.

     Interest recorded on impaired loans for the years ended December 31, 1996 and 1995 was $110,000 and $29,000, respectively.

(7) PREMISES AND EQUIPMENT

     Premises and equipment at December 31, is summarized as follows:

                                                               1996       1995
                                                              -------    -------
                                                                (IN THOUSANDS)
Land........................................................  $ 3,280    $ 3,171
Buildings...................................................    6,917      5,715
Leasehold improvements......................................    2,146      2,046
Furniture and equipment.....................................    7,135      6,136
                                                              -------    -------
                                                               19,478     17,068
Less accumulated depreciation and amortization..............   (7,529)    (6,493)
                                                              -------    -------
  Premises and equipment, net...............................  $11,949    $10,575
                                                              =======    =======

     Depreciation expense totaled $1,074,000, $923,000 and $892,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

(8) ADVANCES FROM THE FEDERAL HOME LOAN BANK AND FEDERAL FUNDS PURCHASED

     Vectra's subsidiary bank is a member of the Federal Home Loan Bank of Topeka (FHLB). Membership in the FHLB offers several benefits to the Company including the ability to obtain advances which can be used as part of the overall mix of funding for Vectra's loan and investing activities. Advances are available with maturities varying from one day to ten years. All advances are secured by securities and loans which have been pledged under blanket pledges. In addition, the Company has agreements with three other banks whereby the Company may purchase up to $12,500,000 of federal funds. Balances, maturities and interest rates of the advances at December 31, are as follows:

                                                      1996                    1995
                                               -------------------    --------------------
                                                          INTEREST                INTEREST
                                               AMOUNT      RATES       AMOUNT      RATES
                                               -------    --------    --------    --------
                                                         (DOLLARS IN THOUSANDS)
Fixed rate:
  Overnight borrowings from FHLB.............  $23,700      7.15%     $ 11,345      6.15%
  Federal funds purchased....................    1,000      6.26         1,000      5.80
  Due in 60 days or less.....................   35,000      5.35            --        --
Variable rate due in less than one year,
  resets monthly at rates indexed to one
  month London Interbank Offered Rate........       --        --        58,000      5.98
                                               -------                --------
          Total at end of year...............  $59,700      6.08%     $ 70,345      6.00%
                                               =======      ====      ========      ====
Average borrowings outstanding for the
  year.......................................  $64,743                $123,083
                                               =======                ========
Weighted average interest rate for the
  year.......................................               5.48%                   6.08%
                                                            ====                    ====
Maximum borrowings outstanding at any
  month-end during the year..................  $78,700                $167,500
                                               =======                ========

     The advance availability, usage, and related collateral for FHLB advances at December 31, 1996, is summarized as follows (in thousands):

Total advances available....................................  $146,797
Balances outstanding........................................   (58,700)
                                                              --------
  Balances available and unused.............................  $ 88,097
                                                              ========
Book value of assets pledged as collateral:
  Securities................................................  $144,101
  Investment in FHLB stock..................................     3,610
  Loans.....................................................    44,406
                                                              --------
                                                              $192,117
                                                              ========

     Vectra has the right to substitute other acceptable collateral for the securities and loans pledged as collateral for the advances. The Company is required to purchase and hold stock in the FHLB to maintain membership and to obtain advances. The amount of stock required to be held is generally based upon the portion of Vectra's mortgage related assets to total assets as well as the amount of advances outstanding. The FHLB paid dividends quarterly during 1996 at a rate of approximately 6.50%. FHLB stock has always been redeemable at the preset price of $100 per share; however, there can be no assurance that this redemption feature and value will continue.

(9) SECURITIES AND LOANS SOLD UNDER AGREEMENTS TO REPURCHASE

     Securities and loans sold under agreements to repurchase are used to fund the purchase of securities and origination of loans and to provide collateral to customers for funds placed with Vectra. The securities and loans which are subject to the agreements with customers are under the control of the Company and are segregated in safekeeping accounts at Vectra's correspondent banks. Vectra has the right to substitute securities and loans at its discretion. The interest rate paid to customers under these agreements is not related to the coupon rate of the securities sold, but rather is a function of the rate earned on Vectra's federal funds sold and the amount of each customer's balance with Vectra. The balances outstanding under these agreements may fluctuate daily. The average rate paid under these agreements was 4.65%, 4.87% and 3.48% during the years ended December 31, 1996, 1995 and 1994, respectively. The carrying value of loans and securities available for sale under these agreements was $16,015,000, $7,462,000 and $6,329,000 at December 31, 1996, 1995 and 1994,
respectively. The highest month-end balances during 1996, 1995 and 1994 were $10,733,000, $7,429,000 and $5,888,000, respectively, and the average balances were $7,565,000, $4,899,000 and $3,333,000, respectively.

(10) NOTES PAYABLE

     Notes payable at December 31 consist of the following:

                                                               1996      1995
                                                              ------    ------
                                                               (IN THOUSANDS)
Note payable to bank, collateralized by common stock of
  Vectra Bank, interest payable quarterly based on WSJ prime minus 0.5%. The entire unpaid balance matures on June 28,
  1997. The loan commitment from the lender indicates that
  the loan may be renewed annually for a total term of ten
  years based on the financial condition of the Company,
  with annual principal reductions of $450,000 starting at
  the end of the second year. ..............................  $4,050    $   --
Note payable to bank, collateralized by real property
  (occupied by a subsidiary bank) with a net carrying value
  of $987,000 at December 31, 1995. Paid in full in
  1996. ....................................................      --     1,051
                                                              ------    ------
                                                              $4,050    $1,051
                                                              ======    ======

(11) SHAREHOLDERS' EQUITY

  (a)  Initial public offering

     During 1994, the Company issued 923,770 shares of common stock and 805,000 shares of Series A cumulative preferred stock for proceeds of approximately $14,471,000, net of offering costs, in an initial public offering.

     In connection with the initial public offering, the Company purchased and retired 270,000 shares of common stock from an existing shareholder for $2,403,000, with a portion of the proceeds from the offering.

  (b)  Preferred stock

     The $100 Series A Convertible Preferred Stock (Convertible Preferred) is entitled to receive quarterly dividends, if declared, at the annual rate of $7 per share. In the event of any liquidation of the Company, the holders of the Convertible Preferred will be entitled to a preferential distribution out of the assets of the Company of $100 per share plus an amount equal to all accumulated and unpaid dividends thereon on a pari passu basis with the holders of the Cumulative Preferred stock. Attached to the shares of Convertible Preferred are Contingent Warrants which give the holders of the Cumulative Preferred the right to receive Company common stock to compensate for dividends on the Cumulative Preferred if they are not declared and paid.

     The Company may require the redemption of the Convertible Preferred shares on or after June 19, 1999, at a redemption price starting at $103.50 for the first year starting June 19, 1999, and declining over a seven year period to $100 per share. Notwithstanding the Company's rights to require redemption, the holders of the Convertible Preferred shall have 30 days after the receipt of a notice of redemption in which they may elect to instead convert their shares of Convertible Preferred into Company common stock in accordance with their conversion rights. As a condition for the Company exercising its right to require redemption during the two-year period starting June 19, 1999, the Company's common stock must be trading at no less than $13.72 per share.

     Holders of the Convertible Preferred stock may, at their option, convert all or any part of their Convertible Preferred stock into Company common stock at a conversion price of $13.25 per common share, or approximately 7.55 shares of common stock for each share of Convertible Preferred stock. Conversion of all Convertible Preferred shares would result in the issuance of approximately 828,000 shares of common stock.

     The Series A Cumulative Preferred Stock (Cumulative Preferred) is entitled to receive a cumulative quarterly dividend at the annual rate of $.95 per share. In the event of any liquidation or change in control of the Company, the holders of the Cumulative Preferred will be entitled to a preferential distribution of $10.00 per share ($8,050,000), plus all accumulated and unpaid dividends.

     The Cumulative Preferred will not be redeemable before March 31, 1997, except upon change in control of the Company.

     On or after March 31, 1997, the Cumulative Preferred will be redeemable at the option of the Company, subject to prior regulatory approval, for cash, in whole or in part, at the following redemption prices per share, plus, in each case an amount equal to accumulated and unpaid dividends, if redeemed during the twelve-month period ending on and including March 30, in each of the following years:

                                                              REDEMPTION PRICE
                                                                 PER SHARE
                                                              ----------------
1998........................................................       $10.30
1999........................................................        10.15
2000 and thereafter.........................................        10.00

     The 1989 preferred stock was redeemed in 1994 for approximately $477,000 with a portion of the proceeds from the initial public offering.

  (c)  Employees equity incentive plan

     In March 1994, the Company adopted an employees equity incentive plan under which options for the purchase of common stock are granted to its key employees including officers and directors who are employees of Vectra. Stock option terms under this plan may be adjusted at the discretion of the Board of Directors. The plan has authorized 450,000 option shares of common stock. The options outstanding under this plan expire ten years from the date of grant. One-third of these options became exercisable at the date of grant with an additional one-third becoming exercisable on each of the first two anniversaries of the date granted. Upon any change in control of Vectra, options outstanding become fully vested and exercisable.

     Activity under this plan is as follows:

                                                               NUMBER     WEIGHTED-AVERAGE
                                                              OF SHARES    EXERCISE PRICE
                                                              ---------   ----------------
Balance at December 31, 1993................................        --             --
  Granted...................................................    95,000         $ 8.50
Balance at December 31, 1994................................    95,000           8.50
  Granted...................................................    20,500          11.04
Balance at December 31, 1995................................   115,500           8.95
  Granted...................................................     2,000          12.00
  Exercised.................................................    (3,333)         10.00
  Forfeited.................................................    (1,667)         10.00
Balance at December 31, 1996................................   112,500           8.96
                                                               =======

     At December 31, 1996, the range of exercise prices and the weighted-average remaining contractual life of outstanding options was $8.50 -- $12.00 and 7.2 years, respectively.

     At December 31, 1996, 1995 and 1994, the number of options exercisable was 106,000, 70,167 and 31,667, respectively, and weighted-average exercise price of those options was $8.80, $8.78 and $8.50, respectively.

  (d)  Outside directors' stock option plan

     In March 1994, the Company also implemented an outside directors stock option plan that grants options for the purchase of common stock to the Company's directors who are not employees of Vectra. All outside directors were immediately granted options to purchase 3,000 shares at the current market price with an additional 1,500 shares to be granted for each subsequent year of service. Options issued under this plan become exercisable in the same manner as those issued under the employees equity incentive plan and expire five years from the date of grant.

     Activity under this plan is as follows:

                                                               NUMBER     WEIGHTED-AVERAGE
                                                              OF SHARES    EXERCISE PRICE
                                                              ---------   ----------------
Balance at December 31, 1993................................       --              --
  Granted...................................................   12,000          $ 8.50
                                                               ------
Balance at December 31, 1994................................   12,000            8.50
  Granted...................................................    6,000            9.63
                                                               ------
Balance at December 31, 1995................................   18,000            8.88
  Granted...................................................    7,500           13.13
                                                               ------
Balance at December 31, 1996................................   25,500           10.13
                                                               ======

     At December 31, 1996, the range of exercise prices and the weighted-average remaining contractual life of outstanding options was $8.50 -- $13.13 and 3.1 years, respectively.

     At December 31, 1996, 1995 and 1994, the number of options exercisable was 18,500, 10,000 and 4,000, respectively, and weighted-average exercise price of those options was $9.59, $9.08 and $8.50, respectively.

  (e)  Nonqualified stock option plan

     The Company had a 1989 nonqualified stock option plan (the 1989 Plan) which permitted Vectra to grant options for the purchase of common stock to selected key employees at no less than estimated fair value on the date of grant.

     Options outstanding under this plan vested 20% on June 30, 1994 and an additional 20% on each June 30 thereafter until the options are fully vested on June 30, 1998. The options vest fully in the event of a change of control of the Company. In 1994, the 1989 Plan was terminated.

     Activity under this plan is as follows:

                                                               NUMBER     WEIGHTED-AVERAGE
                                                              OF SHARES    EXERCISE PRICE
                                                              ---------   ----------------
Balance at December 31, 1993................................   50,530          $ 6.67
  Exercised.................................................   (3,030)           6.60
  Forfeited.................................................   (1,000)          10.00
                                                               ------
Balance at December 31, 1994................................   46,500            6.60
                                                               ------
Balance at December 31, 1995................................   46,500            6.60
  Exercised.................................................     (300)           6.60
  Forfeited.................................................     (200)           6.60
                                                               ------
Balance at December 31, 1996................................   46,000            6.60
                                                               ======

     At December 31, 1996, the exercise price and the weighted-average remaining contractual life of outstanding options was $6.60 and 2.5 years, respectively.

     At December 31, 1996, 1995 and 1994, the number of options exercisable was 27,600, 18,600 and 9,300, respectively, and weighted-average exercise price of those options was $6.60.

  (f)  Accounting for stock options

     During 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), which provides an alternative to APB Opinion No. 25, Accounting for Stock Issued to Employees (Opinion No. 25), in accounting for stock-based compensation issued to employees. The Statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under Opinion No. 25, SFAS 123 requires disclosure of the pro forma effect on net income and earnings per share, if presented, as if the fair value based method of accounting defined in SFAS 123 had been applied. The Company will continue to use the accounting prescribed by Opinion No. 25, and provide the required disclosures of SFAS 123.

     The per share weighted-average fair value of stock options granted during 1996 and 1995 was $4.05 and $4.01 on the dates of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:
1996 -- risk-free interest rate of 6.0% and an expected life of 3.4 years;
1995 -- risk-free interest rate of 6.1% and an expected life of 4.6 years, and expected volatility of 32%. It was assumed in both years that no dividends will be paid.

     As noted above, the Company applies the intrinsic value method in accounting for its equity incentive plans and, accordingly, no compensation cost has been recognized for such plans in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

                                                                1996         1995
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                PER SHARE AMOUNTS)
Net earnings:
  As reported...............................................     $5,445       $3,303
  Pro forma.................................................      5,380        3,282
Earnings per common share assuming full dilution:
  As reported...............................................     $ 1.26       $ 0.78
  Pro forma.................................................       1.24         0.78

     The effects of applying SFAS 123 for providing pro forma disclosures may not be representative of the effects on reported net earnings for future years.

  (g) Restricted stock program

     During 1992, Vectra adopted a restricted stock program under which 30,000 shares of restricted common stock were sold to certain employees at a price of $.01 per share. The shares vested over a four-year period which ended in 1996. Vectra recorded compensation expense over the vesting period equal to the difference between the fair value of shares at the time the program was adopted and sales proceeds.

  (h) Underwriter's warrant

     In connection with its initial public offering, Vectra sold to its underwriter a warrant to purchase 20,000 shares of common stock. The warrant is exercisable at $10.20 per share of common stock and expires in March 1999.

(12) INCOME TAXES

     Income tax expense (benefit) for the years ended December 31, consists of the following:

                                                              1996      1995     1994
                                                             ------    ------    ----
                                                                  (IN THOUSANDS)
Current tax expense:
  Federal..................................................  $3,077    $1,245    $319
  State....................................................     328       215      --
                                                             ------    ------    ----
          Total current expense............................   3,405     1,460     319
                                                             ------    ------    ----
Deferred tax expense (benefit):
  Federal..................................................    (403)      272     403
  State....................................................     (61)       42      98
                                                             ------    ------    ----
          Total deferred expense (benefit).................    (464)      314     501
                                                             ------    ------    ----
          Total income tax expense.........................  $2,941    $1,774    $820
                                                             ======    ======    ====

     Income tax expense differs from the amounts computed by applying the U.S. federal statutory rate to earnings before income taxes and cumulative effect of change in accounting for the years ended December 31, as a result of the following:

                                             1996             1995              1994
                                         -------------    -------------    ---------------
                                         AMOUNT    %      AMOUNT    %      AMOUNT      %
                                         ------   ----    ------   ----    -------   -----
                                                      (DOLLARS IN THOUSANDS)
Expected federal tax expense...........  $2,851   34.0%   $1,726   34.0%   $ 1,711    34.0%
State taxes, net of federal benefit....     277    3.3       169    3.3        161     3.2
Tax exempt interest....................    (104)  (1.3)       --     --         --      --
Goodwill amortization..................      64    0.8        --     --         --      --
Decrease in valuation allowance on
  deferred taxes.......................     (95)  (1.1)     (209)  (4.1)    (1,000)  (19.9)
Other..................................     (52)  (0.6)       88    1.7        (52)   (1.0)
                                         ------   ----    ------   ----    -------   -----
                                         $2,941   35.1%   $1,774   34.9%   $   820    16.3%
                                         ======   ====    ======   ====    =======   =====

     Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that result in significant portions of Vectra's deferred tax asset at December 31, are as follows:

                                                               1996      1995
                                                              ------    ------
                                                               (IN THOUSANDS)
Deferred tax assets:
  Unrealized loss on securities available for sale..........  $2,246    $2,194
  Net operating loss carryforwards..........................     225       272
  Loans, primarily due to differences in accounting for loan
     losses.................................................     722       119
  Other.....................................................     211        73
                                                              ------    ------
     Deferred tax asset.....................................   3,404     2,658
  Less valuation allowance..................................    (141)     (236)
                                                              ------    ------
     Deferred tax asset, net of valuation allowance.........   3,263     2,422
Deferred tax liabilities:
  Premises and equipment, primarily due to differences in
     original cost basis and depreciation...................    (227)       --
                                                              ------    ------
          Net deferred tax asset............................  $3,036    $2,422
                                                              ======    ======

     The valuation allowance recorded at December 31, 1996, was determined based upon management's estimate of future taxable income and Vectra's ability to utilize existing net operating loss carryforwards, certain of which are subject to limitations as to their use to offset such taxable income and the recovery or realization of unrealized losses on securities. In the opinion of management, the Company is more likely than not to realize the net deferred tax asset.

     At December 31, 1996, Vectra has net operating loss carryforwards for federal and state income tax purposes of approximately $520,000 which are available to offset future taxable income through 2004. Vectra also has approximately $960,000 of additional net operating loss carryforwards for state income tax purposes which are available to offset future taxable income through 2009. These net operating loss carryforwards are subject to separate return limitations and "ownership change" limitations, as that term is defined in
Section 382 of the Internal Revenue Code.

(13) RELATED PARTY TRANSACTIONS

     Vectra has entered into transactions with its shareholders, directors, officers and other affiliates. In the opinion of management, such transactions have been entered into under terms and rates substantially the same as those offered by Vectra in the ordinary course of business.

(14) COMMITMENTS AND CONTINGENCIES

  (a) Lease Commitments

     Future minimum rental payments and lease income receipts under noncancelable operating leases for premises and equipment, expiring at various dates through 2067, are as follows:

                                                               RENTAL      RENTAL
                                                              PAYMENTS    RECEIPTS
                                                              --------    --------
                                                                 (IN THOUSANDS)
1997........................................................   $  530      $  191
1998........................................................      458          31
1999........................................................      271          47
2000........................................................      224          38
2001........................................................       91          42
Thereafter..................................................    1,943         660
                                                               ------      ------
          Total minimum.....................................   $3,517      $1,059
                                                               ======      ======

     Total rent expense for all operating leases, including equipment leases, was $605,000, $774,000 and $705,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

  (b) Commitments to Extend Credit

     In the normal course of business, the subsidiary bank enters into commitments to extend credit. The following outstanding commitments at December 31, 1996, which are generally secured and at market rates of interest, are not reflected in the accompanying financial statements (in thousands):

Commitments on lines of credit..............................  $85,628
Outstanding letters of credit...............................    4,214
                                                              -------
                                                              $89,842
                                                              =======

     Commitments to extend credit and outstanding letters of credit are evaluated for losses by management in a similar manner to existing loans and real estate acquired by foreclosure.

  (c) Litigation

     Vectra is involved in various litigation matters arising in the normal course of business. In the opinion of management and Vectra's legal counsel, the ultimate resolution of these matters will not have a significant adverse effect on the financial condition or results of operations of the Company.

(15) DISCLOSURES OF FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, (SFAS
107) requires that Vectra disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions for Vectra's financial instruments are as set forth below, and a summary of the carrying values and fair values of the Company's financial instruments at December 31, are as follows:

                                                     1996                    1995
                                             ---------------------   ---------------------
                                             CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                              VALUE     FAIR VALUE    VALUE     FAIR VALUE
                                             --------   ----------   --------   ----------
                                                            (IN THOUSANDS)
Financial assets:
  Cash and due from banks..................  $ 32,688    $ 32,688    $ 17,320    $ 17,320
  Securities available for sale:
     Structured notes (see note 5).........    10,296      10,296       9,785       9,785
     Other.................................   170,699     170,699     160,599     160,599
  Securities held to maturity..............       263         263         814         819
  Investment in FHLB stock.................     3,610       3,610       5,173       5,173
  Federal funds sold.......................        --          --       2,000       2,000
  Loans....................................   315,667     322,861     204,171     209,198
Financial liabilities:
  Deposits.................................   439,351     439,351     307,085     307,085
  Other liabilities........................    77,025      77,025      80,612      80,612

  (a) Cash and Due From Banks and Federal Funds Sold

     The carrying amounts of these instruments are reasonable estimates of fair value, due to the relatively short period to maturity of these investments.

  (b) Securities

     The fair value of securities available for sale and securities held to maturity is estimated based on market quotations received from securities dealers from whom Vectra normally purchases and sells securities and from other independent sources. Such estimates of market value are included in note 4.

  (c) Investment in Federal Home Loan Bank Stock

     The carrying amount of this investment represents a reasonable estimate of fair value since the stock can only be purchased from or sold to the FHLB, as discussed in note 8.

  (d) Loans

     Fair value of loans is estimated in accordance with SFAS 107 for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer and mortgages. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories. Fair value of fixed rate loans is calculated by discounting cash flows through the estimated maturity based on the Company's expected experience with repayments for each loan classification. The estimated market discount rates used in the calculations represent loan rates offered by the Company on similar types of loans. Adjustable rate loans are segmented into the two categories of home equity and all other adjustable rate loans. Home equity loans generate a higher premium in the loan secondary market than other adjustable rate loans, which is reflected in the calculation of the fair market value for these types of loans. All other performing adjustable rate loans are valued at 1% over the carrying value based on consideration of average lives and contributions to net earnings of such loans. The fair market values of all consumer loans were verified with independent loan brokers.

     A summary of carrying value and estimated fair value of loans at December 31 is as follows:

                                                     1996                    1995
                                             ---------------------   ---------------------
                                             CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                              VALUE     FAIR VALUE    VALUE     FAIR VALUE
                                             --------   ----------   --------   ----------
                                                            (IN THOUSANDS)
Loans......................................  $317,041     $319,824   $202,748     $205,231
Loans held for sale........................     2,864        3,037      3,916        3,967
Allowance for loan losses..................    (4,238)          --     (2,493)          --
                                             --------     --------   --------     --------
          Net loans........................  $315,667     $322,861   $204,171     $209,198
                                             ========     ========   ========     ========

  (e) Deposits and Other Liabilities

     The fair values of deposits with no stated maturity, such as demand deposits, NOW and money market accounts and savings are equal to the amounts payable on demand as included in the accompanying consolidated balance sheets. The fair value of certificates of deposit is also estimated to be equal to the amounts included in the accompanying consolidated balance sheets because the majority of such certificates are of short duration and are at rates substantially the same as current market rates. The estimated fair values of advances from the FHLB and of securities and loans sold under agreements to repurchase are also equal to carrying values because of their short durations or repricing frequencies. Notes payable carrying values are estimated to approximate fair values because they are annually renewable and bear interest at market rates adjustable whenever prime rate changes.

  (f) Off-Balance Sheet Financial Instruments

     Commitments to extend credit represent the principal category of off-balance sheet financial instruments. The fair value of these commitments, based on fees currently charged for similar commitments, is not significant.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(16) REGULATORY CAPITAL REQUIREMENTS

     Vectra is subject to regulations of certain state and federal agencies, including periodic examinations by those regulatory agencies. Federal regulations provide for supervisory action at institutions based on their capital levels as measured by three capital ratios: Tier 1 leverage, Tier 1 risk-based, and total risk-based capital. Based on these capital measures, each banking institution falls into one of five regulatory capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. At December 31, 1996, Vectra's Tier 1 leverage, Tier 1 risk-based and total risk-based capital were 6.98%, 10.50% and 11.58%, respectively, which places Vectra in the well capitalized category.

(17) EARNINGS PER SHARE CALCULATIONS

     In addition to its common stock, Vectra's capital structure includes several other components that impact the calculation of earnings per share. Common stock equivalents consist of the number of common shares issuable upon the exercise of the options and warrants when the market price of the common stock exceeds the exercise prices, reduced by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of the stock options and warrants. Those purchases were assumed to have been made at the average price of the common stock during that part of the year when the market price of the common stock exceeded the exercise prices.

     Other dilutive securities consist of the 828,000 shares of common stock issuable upon conversion of the $100 Series A Convertible Preferred stock. The weighted average outstanding shares of these securities is calculated assuming the conversion occurred on June 18, 1996, when the shares of $100 Series A Convertible Preferred stock were issued.

     The calculation of primary and fully diluted earnings per share is set forth in the following table:

                                                            1996      1995      1994
                                                           ------    ------    ------
                                                              (IN THOUSANDS EXCEPT
                                                               PER SHARE AMOUNTS)
Net earnings.............................................  $5,445    $3,303    $2,675
Less dividends on Series A Cumulative Preferred stock....    (765)     (765)     (579)
                                                           ------    ------    ------
Earnings available for calculation of earnings per share
  assuming full dilution.................................   4,680     2,538     2,096
Less dividends on $100 Series A Convertible Preferred
  stock..................................................    (409)       --        --
                                                           ------    ------    ------
Earnings available to common shareholders................  $4,271    $2,538    $2,096
                                                           ======    ======    ======
Weighted average shares outstanding:
  Common shares..........................................   3,198     3,195     3,023
  Common equivalent shares...............................      73        39        36
                                                           ------    ------    ------
          Total common and common equivalent shares......   3,270     3,234     3,059
  Other dilutive securities..............................     443        --        --
                                                           ------    ------    ------
          Total assuming full dilution...................   3,714     3,234     3,059
                                                           ======    ======    ======
Earnings per common share and common share equivalent....  $ 1.31    $ 0.79    $ 0.69
                                                           ======    ======    ======
Earnings per common share assuming full dilution.........  $ 1.26    $ 0.78    $ 0.69
                                                           ======    ======    ======

(18) CONDENSED FINANCIAL INFORMATION FOR PARENT COMPANY

     Condensed financial information for the parent company only, Vectra Banking Corporation, is as follows:

                      CONDENSED BALANCE SHEET INFORMATION

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
                                                                (IN THOUSANDS)
ASSETS
  Cash......................................................  $   199    $   304
  Investment in bank subsidiaries...........................   47,778     29,219
  Investment in other subsidiaries..........................      987        (58)
  Other assets..............................................       14        787
                                                              -------    -------
          Total assets......................................  $48,978    $30,252
                                                              =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities.........................................  $ 3,543    $    67
  Shareholders' equity......................................   45,435     30,185
                                                              -------    -------
          Total liabilities and shareholders' equity........  $48,978    $30,252
                                                              =======    =======

                        CONDENSED OPERATIONS INFORMATION

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1996      1995      1994
                                                          ------    ------    -------
                                                                (IN THOUSANDS)
Operating income:
  Management fees.......................................  $   --    $  600    $   336
  Other.................................................      14        18         46
                                                          ------    ------    -------
          Total operating income........................      14       618        382
                                                          ------    ------    -------
Operating expenses:
  Salaries and employee benefits........................      11       328        340
  Occupancy expenses....................................      --        74         62
  Interest expense......................................     162        --         18
  Amortization of intangible asset......................      --        --        312
  Other.................................................     607       534        310
                                                          ------    ------    -------
          Total operating expenses......................     780       936      1,042
                                                          ------    ------    -------
  Loss before income taxes, equity in earnings of
     subsidiaries and cumulative effect of change in
     accounting.........................................    (766)     (318)      (660)
Income tax benefit......................................     196       156        470
                                                          ------    ------    -------
  Loss before equity in earnings of subsidiaries and
     cumulative effect of change in accounting..........    (570)     (162)      (190)
Equity in earnings of subsidiaries......................   6,015     3,465      4,402
Cumulative effect of change in accounting for
  goodwill..............................................      --        --     (1,537)
                                                          ------    ------    -------
          Net earnings..................................  $5,445    $3,303    $ 2,675
                                                          ======    ======    =======

                        CONDENSED CASH FLOW INFORMATION

                                                         YEARS ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1996       1995        1994
                                                      --------    -------    --------
                                                              (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings......................................  $  5,445    $ 3,303    $  2,675
  Equity in earnings of subsidiaries................    (6,015)    (3,465)     (4,402)
  Cumulative effect of change in accounting.........        --         --       1,537
  Depreciation and amortization.....................        --         --         312
  Net decrease (increase) in other operating assets
     and liabilities................................       177       (210)        (90)
                                                      --------    -------    --------
          Net cash provided (used) by operating
            activities..............................      (393)      (372)         32
                                                      --------    -------    --------
Cash flows from investing activities:
  Dividends received from bank subsidiaries.........     1,400      1,052         353
  Capital contribution to subsidiaries..............   (15,021)        --     (10,000)
  Other.............................................        27         --        (165)
                                                      --------    -------    --------
Net cash provided (used) by investing activities....   (13,594)     1,052      (9,812)
                                                      --------    -------    --------
Net cash provided (used) by financing activities....    13,882       (764)     10,103
                                                      --------    -------    --------
          Net increase (decrease) in cash...........      (105)       (84)        323
Cash at beginning of year...........................       304        388          65
                                                      --------    -------    --------
Cash at end of year.................................  $    199    $   304    $    388
                                                      ========    =======    ========

                      (This page intentionally left blank)

                      (This page intentionally left blank)

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION HEREIN OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    4
Incorporation of Certain Documents by
  Reference...........................    4
Prospectus Summary....................    5
Selected Financial Data...............    9
Risk Factors..........................   11
Use of Proceeds.......................   17
Accounting Treatment..................   17
Capitalization........................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Management............................   34
Description of the Capital
  Securities..........................   35
Description of Junior Subordinated
  Debentures..........................   47
Book-Entry Issuance...................   56
Description of Guarantee..............   58
Relationship Among the Capital
  Securities, the Junior Subordinated
  Debentures and the Guarantee........   60
Certain Federal Income Tax
  Consequences........................   62
Underwriting..........................   65
Legal Matters.........................   66
Experts...............................   66
Index to Financial Statements.........  F-1

======================================================

======================================================

                           700,000 CAPITAL SECURITIES

                                 VBC CAPITAL I

                        % CUMULATIVE CAPITAL SECURITIES
                 (LIQUIDATION AMOUNT $25 PER CAPITAL SECURITY)

                     FULLY AND UNCONDITIONALLY GUARANTEED,
                            AS DESCRIBED HEREIN, BY

                           VECTRA BANKING CORPORATION

                               [VECTRA BANK LOGO]
                           -------------------------

                              P R O S P E C T U S

                           -------------------------
                                 DAIN BOSWORTH
                                  Incorporated

                                  HOWE BARNES
                               INVESTMENTS, INC.
                                                                          , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Securities and Exchange Commission registration fee.........    $  5,303
NASD fee....................................................       6,500
Nasdaq fees.................................................       8,500
Trustees' fees and expenses.................................      12,000
Legal fees and expenses.....................................      90,000
Blue Sky fees and expenses..................................          --
Accounting fees and expenses................................      25,000
Printing expenses...........................................      85,000
Miscellaneous expenses......................................      17,697
                                                                --------
          Total.............................................    $250,000
                                                                ========


     All of the above items except the registration fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 109 of Title Seven of the Colorado Revised Statutes enables a Colorado corporation to indemnify its officers, directors, employees and agents against liabilities, damages, costs and expenses for which they are liable if:
(i) in their Official Capacities (as defined by this statute) if they acted in good faith and had no reasonable basis to believe their conduct was not in the best interest of the Registrant; (ii) in all other cases, that their conduct was at least not opposed to the Registrant's best interests; and (iii) in the case of any criminal proceeding, they had no reasonable cause to believe their conduct was unlawful.

     Article XVI of Registrant's Articles of Incorporation limits the liability of directors to the full extent provided by Colorado law.

     Article VIII of the Registrant's Bylaws provides indemnification to officers, directors, employees and agents to the fullest extent provided by Colorado law.

ITEM 16. EXHIBITS

     (a) Exhibits


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
           1.1           -- Form of Underwriting Agreement(1).
           2.1           -- Agreement and Plan of Merger Dated as of the 26th Day of
                            December, 1995 and amended as of April 3, 1996 Among
                            Vectra Banking Corporation, Vectra Bank, Bank Land Co.
                            and Southwest State Bank(2).
           3.1           -- Amended and Restated Articles of Incorporation of Vectra
                            Banking Corporation(3).
           3.2           -- Bylaws of Vectra Banking Corporation(3).
           4.1           -- Form of Subordinated Indenture dated             , 1997
                            to be entered into between the Registrant and Wilmington
                            Trust Company, as Indenture Trustee(10).
           4.2           -- Form of Junior Subordinated Debenture (included as an
                            exhibit to Exhibit 4.1).
           4.3           -- Certificate of Trust of VBC Capital I(1).
           4.4           -- Trust Agreement of VBC Capital I dated as of April 4,
                            1997(1).
           4.5           -- Form of Amended and Restated Trust Agreement of VBC
                            Capital I, to be dated             , 1997(10).

               4.6           -- Form of Capital Security Certificate of VBC Capital I (included as an exhibit to
                                Exhibit 4.5).
               4.7           -- Form of Capital Securities Guarantee Agreement(10).
               4.8           -- Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit
                                4.5).
               5.1           -- Opinion of Jones & Keller, P.C.(1).
               5.2           -- Opinion and Consent of Richards, Layton & Finger, P.A.(1).
               8.1           -- Opinion of Jones & Keller, P.C., as to certain federal income tax matters(1).
              10.1           -- Employees' Equity Incentive Plan(3).
              10.2           -- Nonemployee Directors' Stock Option Plan(3).
              10.3           -- Non-Statutory Stock Option Plan(3).
              10.4           -- Incentive Stock Purchase Plan(3).
              10.5           -- Colorado Building Lease dated September 5, 1995 by and between Colorado Building Group,
                                Vectra Banking Corporation and Vectra Bank of Boulder, Suite 225, 1919 14th Street,
                                Boulder, Colorado(8)
              10.6           -- Promissory Note dated October 18, 1985 between Wadsworth Building Corporation and the
                                City of Wheat Ridge(3).
              10.7           -- Advance, Pledge and Security Agreement dated April 9, 1991 between The Federal Home
                                Loan Bank of Topeka and Vectra Bank(3).
              10.9           -- Lease dated October 1, 1991 by and between First Energy Properties, Inc. and Vectra
                                Bank of Thornton for Mission Trace Shopping Center(3).
              10.10          -- Lease -- 6000 Greenwood Plaza Boulevard(7).
              10.11          -- Colorado Building Lease dated June 1, 1982 by and between Colorado Building Group and
                                National Bank of the Rockies in Boulder for 1919 14th Street, Suite 111(9).
              10.12          -- Ground Lease dated October 21, 1991 by and between Community Plaza, L.P. and Vectra
                                Bank of Boulder for North Broadway Street, Boulder, Colorado, and Amendment(4).
              10.13          -- Office Building Lease dated April 14, 1988 by and between Denver Place Associates
                                Limited Partnership and National Bank of the Rockies in Denver for 999 18th Street(3).
              10.14          -- Lease dated May 1, 1991 between Equity Management, Inc. and Vectra Bank for 6901 South
                                Pierce Street, Littleton, Colorado(3), and Amendment No. 1(9).
              10.15          -- 401(k) Plan(3).
              10.17          -- Incentive Stock Purchase Agreement -- Restricted Stock Program(3).
              10.18          -- Data Processing Hardware and Software Lease Agreement(3).
              10.19          -- Loan Agreement -- Wheat Ridge Building(3).
              10.20          -- Agreement and Plan of Merger dated November 22, 1994 by and between First Denver
                                Corporation and Vectra Banking Corporation(5).
              10.21          -- Agreement Between Vectra Banking Corporation and Robert A. Silverberg(5).
              10.22          -- Agency Agreement -- Bankers' Bank of the West and Policy for Federal Funds Purchase(5).
              10.23          -- Employment and Noncompetition Agreement -- Gary A. Mosko (as included as part of
                                Exhibit 2.1 above).
              10.24          -- Boatmen's First National Bank of Kansas City Loan Commitment(4).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
              10.25          -- Bankers' Bank of the West -- Federal Funds Purchase Line(1).
              10.26          -- Boatmen's First National Bank of Kansas City -- Federal Funds Agency Agreement(1).
              10.27          -- Centennial Bank -- Federal Funds Sale and Purchase Agreement(1).
              10.28          -- Ground Lease -- H. Alfred Krogh; Western National Bank of Denver(1).
              10.29          -- Ground Lease -- Helen Marie Purse; Western National Bank of Denver(1).
              10.30          -- Memorandum of Assignment and Assumption of Lease Agreement and Consent -- Vectra Bank,
                                fka First National Bank of Denver; Taco Caliente, Inc.; Santa Fe Concession, Inc.(1).
              11.1           -- Statement re Computation of per Share Earnings -- see Note 17 of Notes to Consolidated
                                Financial Statements.
              12.1           -- Statement re Computation of Ratios(1).
              23.1           -- Consent of KPMG Peat Marwick LLP(1).
              23.2           -- Consent of Jones & Keller, P.C. (included in Exhibit 5.1 above).
              23.3           -- Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2 above).
              24.1           -- A power of attorney is set forth on the signature page of this Registration Statement.
              25.1           -- Form T-1 Statement of Eligibility of Wilmington Trust Company to act as trustee under the Subordinated Indenture(1).
              25.2           -- Form T-1 Statement of Eligibility of Wilmington Trust Company to act as trustee under the Amended and Restated Trust Agreement(1).
              25.3           -- Form T-1 Statement of Eligibility of Wilmington Trust Company to act as trustee under the Capital Securities Guarantee Agreement(1).

---------------


 (1) Previously filed with this Registration Statement.


 (2) Incorporated by reference to Exhibit of same number to the Registrant's Registration Statement on Form S-4 (File No. 333-3248) as declared effective by the Securities and Exchange Commission on June 4, 1996.

 (3) Incorporated by reference to Exhibit of same number to the Registrant's Registration Statement on Form SB-2 (File No. 33-74724) as declared effective by the Securities and Exchange Commission on March 24, 1994.

 (4) Incorporated herein by reference to Exhibit of the same number to the Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996.

 (5) Incorporated by reference to Exhibit of the same number to the Registrant's Registration Statement on Form S-4 (File No. 33-88064) as declared effective by the Securities and Exchange Commission on February 13, 1995.

 (6) To be filed by Amendment.

 (7) Incorporated herein by reference to Exhibit of the same number to the Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1995.

 (8) Incorporated herein by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K For the Fiscal Year Ended December 31, 1996.

 (9) Incorporated by reference to Exhibit of same number to the Registrant's Registration Statement on Form SB-2 (File No. 33-74724) as declared effective by the Securities and Exchange Commission on March 24, 1994, and incorporated herein by reference to Exhibit of the same number to the Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996.


(10) Filed herewith.

ITEM 17. UNDERTAKINGS

     (b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (i) The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this 23rd day of April, 1997.


                                            VECTRA BANKING CORPORATION

                                            By:       /s/ GARY S. JUDD
                                              ----------------------------------
                                                        Gary S. Judd,
                                                President and Chief Executive
                                                            Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                     SIGNATURES                                      TITLE                        DATE
                     ----------                                      -----                        ----

                  /s/ GARY S. JUDD                     Director, President and Chief         April 23, 1997
-----------------------------------------------------    Executive Officer (Principal
                    Gary S. Judd                         Executive Officer)

                          *                            Director                              April 23, 1997
-----------------------------------------------------
                Mary Gittings Cronin

                          *                            Director                              April 23, 1997
-----------------------------------------------------
                  Robert D. Greene

                          *                            Director                              April 23, 1997
-----------------------------------------------------
                    Gary A. Mosko

                          *                            Director                              April 23, 1997
-----------------------------------------------------
                   James L. Rumsey

                          *                            Director                              April 23, 1997
-----------------------------------------------------
                Robert A. Silverberg

                          *                            Director                              April 23, 1997
-----------------------------------------------------
                 W. James Tozer, Jr.

                          *                            Director                              April 23, 1997
-----------------------------------------------------
                  Richard B. Tucker

                   /s/ RAY L. NASH                     Principal Financial and Accounting    April 23, 1997
-----------------------------------------------------    Officer
                     Ray L. Nash

                *By: /s/ RAY L. NASH
  ------------------------------------------------
                    Ray L. Nash,
                  Attorney-in-fact

                                 EXHIBIT INDEX


     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
           1.1           -- Form of Underwriting Agreement(1).
           2.1           -- Agreement and Plan of Merger Dated as of the 26th Day of
                            December, 1995 and amended as of April 3, 1996 Among
                            Vectra Banking Corporation, Vectra Bank, Bank Land Co.
                            and Southwest State Bank(2).
           3.1           -- Amended and Restated Articles of Incorporation of Vectra
                            Banking Corporation(3).
           3.2           -- Bylaws of Vectra Banking Corporation(3).
           4.1           -- Form of Subordinated Indenture dated             , 1997
                            to be entered into between the Registrant and Wilmington
                            Trust Company, as Indenture Trustee(10).
           4.2           -- Form of Junior Subordinated Debenture (included as an
                            exhibit to Exhibit 4.1).
           4.3           -- Certificate of Trust of VBC Capital I(1).
           4.4           -- Trust Agreement of VBC Capital I dated as of April 4,
                            1997(1).
           4.5           -- Form of Amended and Restated Trust Agreement of VBC
                            Capital I, to be dated             , 1997(10).
           4.6           -- Form of Capital Security Certificate of VBC Capital I
                            (included as an exhibit to Exhibit 4.5).
           4.7           -- Form of Capital Securities Guarantee Agreement(10).
           4.8           -- Form of Agreement as to Expenses and Liabilities
                            (included as an exhibit to Exhibit 4.5).
           5.1           -- Opinion of Jones & Keller, P.C.(1).
           5.2           -- Opinion and Consent of Richards, Layton & Finger,
                            P.A.(1).
           8.1           -- Opinion of Jones & Keller, P.C., as to certain federal
                            income tax matters(1).
          10.1           -- Employees' Equity Incentive Plan(3).
          10.2           -- Nonemployee Directors' Stock Option Plan(3).
          10.3           -- Non-Statutory Stock Option Plan(3).
          10.4           -- Incentive Stock Purchase Plan(3).
          10.5           -- Colorado Building Lease dated September 5, 1995 by and
                            between Colorado Building Group, Vectra Banking
                            Corporation and Vectra Bank of Boulder, Suite 225, 1919
                            14th Street, Boulder, Colorado(8)
          10.6           -- Promissory Note dated October 18, 1985 between Wadsworth
                            Building Corporation and the City of Wheat Ridge(3).
          10.7           -- Advance, Pledge and Security Agreement dated April 9,
                            1991 between The Federal Home Loan Bank of Topeka and
                            Vectra Bank(3).
          10.9           -- Lease dated October 1, 1991 by and between First Energy
                            Properties, Inc. and Vectra Bank of Thornton for Mission
                            Trace Shopping Center(3).
          10.10          -- Lease -- 6000 Greenwood Plaza Boulevard(7).
          10.11          -- Colorado Building Lease dated June 1, 1982 by and between
                            Colorado Building Group and National Bank of the Rockies
                            in Boulder for 1919 14th Street, Suite 111(9).
          10.12          -- Ground Lease dated October 21, 1991 by and between
                            Community Plaza, L.P. and Vectra Bank of Boulder for
                            North Broadway Street, Boulder, Colorado, and
                            Amendment(4).

     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
          10.13          -- Office Building Lease dated April 14, 1988 by and between
                            Denver Place Associates Limited Partnership and National
                            Bank of the Rockies in Denver for 999 18th Street(3).
          10.14          -- Lease dated May 1, 1991 between Equity Management, Inc.
                            and Vectra Bank for 6901 South Pierce Street, Littleton,
                            Colorado(3), and Amendment No. 1(9).
          10.15          -- 401(k) Plan(3).
          10.17          -- Incentive Stock Purchase Agreement -- Restricted Stock
                            Program(3).
          10.18          -- Data Processing Hardware and Software Lease Agreement(3).
          10.19          -- Loan Agreement -- Wheat Ridge Building(3).
          10.20          -- Agreement and Plan of Merger dated November 22, 1994 by and between First Denver Corporation and Vectra Banking
                            Corporation(5).
          10.21          -- Agreement Between Vectra Banking Corporation and Robert
                            A. Silverberg(5).
          10.22          -- Agency Agreement -- Bankers' Bank of the West and Policy
                            for Federal Funds Purchase(5).
          10.23          -- Employment and Noncompetition Agreement -- Gary A. Mosko
                            (as included as part of Exhibit 2.1 above).
          10.24          -- Boatmen's First National Bank of Kansas City Loan
                            Commitment(4).
          10.25          -- Bankers' Bank of the West -- Federal Funds Purchase
                            Line(1).
          10.26          -- Boatmen's First National Bank of Kansas City -- Federal
                            Funds Agency Agreement(1).
          10.27          -- Centennial Bank -- Federal Funds Sale and Purchase
                            Agreement(1).
          10.28          -- Ground Lease -- H. Alfred Krogh; Western National Bank of
                            Denver(1).
          10.29          -- Ground Lease -- Helen Marie Purse; Western National Bank
                            of Denver(1).
          10.30          -- Memorandum of Assignment and Assumption of Lease
                            Agreement and Consent -- Vectra Bank, fka First National
                            Bank of Denver; Taco Caliente, Inc.; Santa Fe Concession,
                            Inc.(1).
          11.1           -- Statement re Computation of per Share Earnings -- see
                            Note 17 of Notes to Consolidated Financial Statements.
          12.1           -- Statement re Computation of Ratios(1).
          23.1           -- Consent of KPMG Peat Marwick LLP(1).
          23.2           -- Consent of Jones & Keller, P.C. (included in Exhibit 5.1 above).
          23.3           -- Consent of Richards, Layton & Finger, P.A. (included in
                            Exhibit 5.2 above).
          24.1           -- A power of attorney is set forth on the signature page of this Registration Statement.
          25.1           -- Form T-1 Statement of Eligibility of Wilmington Trust
                            Company to act as trustee under the Subordinated
                            Indenture(1).
          25.2           -- Form T-1 Statement of Eligibility of Wilmington Trust
                            Company to act as trustee under the Amended and Restated
                            Trust Agreement(1).
          25.3           -- Form T-1 Statement of Eligibility of Wilmington Trust
                            Company to act as trustee under the Capital Securities
                            Guarantee Agreement(1).

---------------


 (1) Previously filed with this Registration Statement.


 (2) Incorporated by reference to Exhibit of same number to the Registrant's Registration Statement on Form S-4 (File No. 333-3248) as declared effective by the Securities and Exchange Commission on June 4, 1996.

 (3) Incorporated by reference to Exhibit of same number to the Registrant's Registration Statement on Form SB-2 (File No. 33-74724) as declared effective by the Securities and Exchange Commission on March 24, 1994.

 (4) Incorporated herein by reference to Exhibit of the same number to the Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996.

 (5) Incorporated by reference to Exhibit of the same number to the Registrant's Registration Statement on Form S-4 (File No. 33-88064) as declared effective by the Securities and Exchange Commission on February 13, 1995.

 (6) To be filed by Amendment.

 (7) Incorporated herein by reference to Exhibit of the same number to the Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1995.

 (8) Incorporated herein by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K For the Fiscal Year Ended December 31, 1996.

 (9) Incorporated by reference to Exhibit of same number to the Registrant's Registration Statement on Form SB-2 (File No. 33-74724) as declared effective by the Securities and Exchange Commission on March 24, 1994, and incorporated herein by reference to Exhibit of the same number to the Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996.


(10) Filed herewith.